Form 10-K, Exhibit 13
period 1997-04-30
CUTTER & BUCK INC
filed 1997-07-29
CIK 948069

Management's Discussion and Analysis of
Financial Condition and Results of Operations

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THIS DISCUSSION AND ANLYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, STYLE CHANGES AND PRODUCT ACCEPTANCE, PRODUCT DELAYS, RELATIONS WITH SUPPLIERS AND INDEPENDENT SALES REPRESENTATIVES, THE ABILITY OF THE COMPANY TO CONTROL COSTS AND EXPENSES AND TO EFFECTIVELY MANAGE ITS CREDIT AND COLLECTION OPERATIONS, SHORTAGES OF RAW MATERIALS SUCH AS COTTON, THE ABILITY TO PENETRATE ITS CHOSEN DISTRIBUTION CHANNELS, THE POSITIONING OF THE COMPANY IN ITS CHOSEN MARKET, THE IMPACT OF COMPETITIVE SELECTION AND TO A LESSER EXTENT PRICING, AND THE EFFECT OF INTEREST RATES, TRADE RELATIONS AND GENERAL ECONOMIC CONDITIONS. ALL REFERENCES TO FISCAL YEARS ARE REFERENCES TO THE COMPANY'S FISCAL YEAR ENDING APRIL 30.

OVERVIEW

    The Company markets its Cutter & Buck brand sportswear and outerwear predominantly through golf pro shops and resorts, better men's specialty stores and corporate sales accounts. The Company's sales to golf pro shops have increased in the last three fiscal years to $27.7 million, representing approximately 59% of the Company's net sales in fiscal 1997. Sales to corporate accounts also increased to $9.2 million, or approximately


                                       PAGE -1-

20% of net sales in fiscal 1997. Sales to specialty stores, the dominant channel of distribution for the Company's products during its first few years, amounted to $5.7 million in fiscal 1997, representing approximately 12% of net sales for the fiscal year.

    The Company's $16.3 million increase in net sales to the golf distribution channel in fiscal 1997 represented approximately 65% of the Company's total increase in net sales for that year. This growth in net sales to the golf distribution channel is primarily attributable to (i) an increase in the number of golf pro shops purchasing the Company's products (approximately 2,400 golf pro shops in fiscal 1997 compared to 1,800 golf pro shops in fiscal 1996), and (ii) an increase in the average annual net sales per golf pro shop. The Company believes that the golf distribution channel is comprised of approximately 14,000 U.S. golf pro shops. The increase in the number of the Company's golf pro shop customers is due to the growth in the size of its golf pro shop sales force and to the increasing proportion of these sales representatives exclusively selling Cutter & Buck products. The increase in average annual net sales per customer for fiscal 1997 compared to fiscal 1996 is the result of the Company offering more product styles and increasing the average annual net sales per style. The Company believes these increased purchasing levels by its customers reflect the establishment of cooperative working relationships between the Company's sales force and golf pro shops, particularly in the area of merchandising the Company's coordinated themes and collections, as well as consumer acceptance of, and increasing demand for, the Company's products. The Company plans to increase the size and effectiveness of its sales force and further augment its product offerings.

    The Company increased its inventory levels in fiscal 1997 to support planned sales growth, reducing inventory turns. The Company believes that higher inventory levels enabled it to improve overall merchandise availability, to better accommodate in-season orders for its FASHION merchandise (i.e., products incorporating the latest innovations in color, fabric and styling which tend to remain in the line for only one season) across a broad range of styles, and to satisfy increased demand from all distribution channels for quick delivery of its CLASSIC merchandise (i.e., predominantly solid-color garments with multi-season appeal). The ability to provide quick delivery of CLASSIC knit shirts is of particular importance to the corporate sales and golf distribution channels.

    In the fourth quarter of fiscal 1996, the Company reacquired the exclusive distribution rights for its apparel in the United Kingdom and in the first quarter of fiscal 1997 formed a new European subsidiary for the direct marketing, sales and distribution of Cutter & Buck sportswear and outerwear in the United Kingdom and Europe.

    As the volume of Cutter & Buck products has increased, the Company has been able to increase its gross profit margin by negotiating improved cost arrangements with its suppliers. The Company also anticipates that its overhead costs as a percentage of net sales will decline due to operating leverage as the Company continues to grow.


RESULTS OF OPERATIONS

The following table sets forth for the fiscal years indicated certain statements of operations data expressed as a percentage of net sales:


                                       PAGE -2-

                                                 FISCAL YEAR ENDED APRIL 30,
                                                -----------------------------
                                                 1995      1996      1997
                                                -----------------------------
Statements of Operations Data:
         Net sales                                    100.0%  100.0%  100.0%
         Cost of sales                                 65.2    63.1    60.2
                                                       ----    ----    ----
         Gross profit                                  34.8    36.9    39.8
Operating expenses:
         Design and production                          5.6     4.8     2.7
         Selling and handling                          18.2    17.8    18.8
         General and administrative                    10.1     9.5     7.6
                                                       ----     ---     ---
              Total operating expenses                 33.9    32.1    29.1
                                                       ----    ----    ----

Operating income                                        0.9     4.8    10.7

Other income (expense):
         Factor commissions and interest expense
           net of interest income                      (2.8)   (1.1)   (0.4)
         License and royalty income                     3.7     2.1     0.9
                                                        ---     ---     ---
              Total other income                        0.9     1.0     0.5
                                                        ---     ---     ---

Income before income taxes                              1.8     5.8    11.2

Income taxes                                            0.0     1.2     3.5
                                                        ---     ---     ---
Net income                                              1.8%    4.6%    7.7%
                                                        ---     ---     ---
                                                        ---     ---     ---



YEARS ENDED APRIL 30, 1997, 1996 AND 1995

NET SALES
          During fiscal 1997 and fiscal 1996, net sales increased from the prior year period by 115.3% and 61.1%, respectively. The expansion of the Company's sales to the golf distribution channel had a significant impact on its sales growth. Net sales to this channel increased $16.3 million, or approximately 143%, to $27.7 million in fiscal 1997, increased $5.7 million, or approximately 100%, to $11.4 million in fiscal 1996, and increased $2.9 million, or approximately 104%, to $5.7 million in fiscal 1995. Net sales in the golf distribution channel through the Company's European subsidiaries included in these figures increased to $2.8 million in fiscal 1997 from $399,000 in fiscal 1996. The Company's development of a directed sales effort in its corporate sales channel beginning in the second half of fiscal 1995 also had a significant impact on its sales growth. Net sales to this channel increased $6.2 million, or approximately 210%, to $9.2 million in fiscal 1997, and increased approximately 261% to $3.0 million in fiscal 1996 from $831,000 in fiscal 1995. Retail channel sales to better men's specialty stores increased 19.1% in fiscal 1997 when compared to fiscal 1996 and increased 23.8% in fiscal 1996 compared to fiscal 1995. Despite the overall sales growth in this channel, specialty store sales declined to approximately 12% of total Company sales in fiscal 1997 from 21% in fiscal 1996 and 36% in fiscal 1995. The Company's sales of seasonal remainder merchandise to off-price retailers was approximately 4% of net sales in fiscal 1997, compared to approximately 3% of net sales in fiscal 1996 and 7% of net sales in fiscal 1995. The decline in the portion of total sales to off-price retailers in fiscal 1997 and 1996 when compared to fiscal 1995 was primarily attributable to the Company's expanded market penetration and its ability to more accurately forecast sales to the golf and corporate distribution channels. The Company's sales to other distribution channels were less than 10% of net sales in each of fiscal years 1997, 1996 and 1995.

    GROSS PROFIT MARGIN


         In fiscal 1997, the Company's gross profit margin was 39.8% of net sales, compared to 36.9% in fiscal 1996 and 34.8% in fiscal 1995. The increase during fiscal 1997 was primarily due to economies of scale. Higher production volumes have given the Company increased negotiating leverage to purchase product at lower unit costs and the ability to expand its international sourcing. Gross profit margin improvement in fiscal 1997 also reflected cost of sales reductions due to the development of an in-house embroidery operation, which has decreased costs of production. The Company has also increased use of letters of credit, thereby eliminating financing costs previously included in product costs charged by the Company's international sources.

         The gross profit margin increase in fiscal 1996 was also primarily due to economies of scale, improved product sourcing and letter of credit financing, and was also the result of higher production costs in fiscal 1995 due to the late deliveries of approximately 10 styles in the Company's 1995 spring collection that were caused by production delays at a new foreign manufacturing source. These delays resulted in increased expediting costs and markdowns.


                                       PAGE -3-

         During fiscal 1997, the Company established an in-house embroidery manufacturing operation. This facility has enabled the Company to handle directly more than half of the embroidered logo requirements of its golf, resort and corporate customers. The Company expects to produce directly up to 70% of its embroidered sales in fiscal 1998 versus 50% in fiscal 1997 thereby further reducing embroidery costs with an accompanying beneficial effect on gross margins.

    DESIGN AND PRODUCTION EXPENSES


         Design and production expenses increased by $212,000 or 20.2%, to $1.3 million in fiscal 1997 from $1.0 million in fiscal 1996 but decreased as a percentage of net sales to 2.7% in 1997 from 4.8% in 1996 and 5.6% in 1995. The dollar increase in these expenses is primarily attributable to increased management and staffing costs associated with expansion of the Company's product line and increased embroidery design and production costs for the golf distribution and corporate channels. The decrease as a percentage of net sales primarily resulted from the Company's ability to spread its design and production development costs over increased sales volume.

    SELLING AND HANDLING EXPENSES

         Selling and handling expenses increased by $4.9 million, or 127.4%, to $8.8 million in fiscal 1997 from $3.9 million in fiscal 1996, representing 18.8% of net sales in fiscal 1997 and 17.8% in fiscal 1996. The dollar amount increase was primarily attributable to increased salaries and commissions, management and marketing expenses, increased costs of samples associated with the expanded sales force and product line, and additional direct overhead costs resulting from the establishment of the Company's direct warehouse operation. The Company expanded the size of its domestic golf sales force from 26 at the end of fiscal 1996 to 32 at the end of fiscal 1997. In April 1996, the Company reorganized the management of its golf distribution sales channel by reducing the direct sales responsibilities of the Company's regional sales managers to allow them to focus their attention on management of the sales force. The Company employed two regional sales managers at the end of fiscal 1997. The Company believes this revised organizational structure will provide more effective sales management in generating the Company's planned sales growth. The Company also increased the size of its sales force for the corporate channel to 19 sales representatives at the end of fiscal 1997 from nine at the end of fiscal 1996 and six at the end of fiscal 1995 and increased the size of its sales force for the specialty store channel to nine at the end of fiscal 1997 from seven at the end of fiscal 1996 and from five at the end of fiscal 1995. The Company's sales representatives for the specialty store channel also sell to the corporate channel.

         Selling and handling expense increased by $1.4 million, or 57.7%, to $3.9 million in fiscal 1996 from $2.4 million in fiscal 1995, representing approximately 18% of net sales in both years. The $1.4 million increase primarily resulted from increased commissions and, to a lesser extent, from management and marketing expenses. The Company expanded the size of its golf sales force to 26 sales representatives at the end of fiscal 1996 from 22 at the end of fiscal 1995. To provide the necessary management for this increase in sales representatives, three of these sales representatives also assumed regional management responsibilities at the end of fiscal 1996, which resulted in an increase in sales management expense.

         During fiscal 1997 and fiscal 1996, the Company purchased and installed $997,000 and $284,000, respectively, of point of sale fixturing to enhance collection merchandising in a total of 526 of its customers' locations. The Company expects to purchase an additional $1.4 million of fixtures in fiscal 1998 to be targeted to an additional 150 locations, reaching a total of 676 golf pro shop and men's better specialty stores by the end of fiscal 1998. Customer eligibility for the fixturing program is conditioned on minimum order commitments for Cutter & Buck products. The investment in these fixtures is being amortized as a marketing expense over a three year period. This program represents an intentional increase in the Company's level of marketing expense as a component of selling and handling expenses and, to the extent it remains successful, is expected to continue at comparable levels in future years.

                                       PAGE -4-

    GENERAL AND ADMINISTRATIVE EXPENSES


         General and administrative expenses increased by $1.5 million, or 72.0%, to $3.5 million in fiscal 1997 from $2.0 million in fiscal 1996 and $1.4 million in fiscal 1995, but decreased as a percent of net sales to 7.5% in fiscal 1997 from 9.5% in fiscal 1996 and 10.1% in fiscal 1995. The dollar amount increase over the three year period was primarily due to increased management, staffing and facilities to support the Company's expanded operations, along with additional insurance expense and professional fees related to the Company's public reporting. Commencing in fiscal 1997, general and administrative expenses included the cost of an expanded credit and collections function which replaced a significant portion of factor commission expense incurred in prior years.


    FACTOR COMMISSIONS AND NET INTEREST EXPENSE


         Factor commissions and net interest expense decreased by $40,000, or 16.9%, to $197,000 in fiscal 1997 from $237,000 in fiscal 1996, representing 0.4% and 1.1% of net sales in fiscal 1997 and fiscal 1996, respectively. The reduction in the dollar amount is primarily due to interest savings made possible by the Company's ability to fund its working capital growth with the net proceeds of the Company's public offering in November 1996, and limiting factoring services in the United States to the specialty store channel. In fiscal 1996, factor commissions and net interest expense decreased by $139,000, or 36.9%, to $237,000 from $376,000 in fiscal 1995, representing
1.1% and 2.8% of net sales in fiscal 1996 and fiscal 1995, respectively. The reduction in the dollar amount is primarily due to interest savings made possible by the net proceeds of the Company's initial public offering in August 1995.

    LICENSE AND ROYALTY INCOME


         License and royalty income decreased by $49,000, or 10.7%, to $409,000, representing 0.9% of net sales in fiscal 1997, from $457,000 and 2.1% of net sales in fiscal 1996. The reduction in license and royalty income reflects the Company's shift towards direct international sales and exclusive distributor relationships and away from licensing relationships. This decline in license and royalty income in fiscal 1997 was primarily attributable to the Company's decision to repurchase its outerwear license effective May 1996. In fiscal 1996, license and royalty income decreased by $40,000, or 7.9%, to $457,000 from $497,000 and 3.7% of net sales in fiscal 1995. This decline in license and royalty income was primarily due to the Company's decision to discontinue its relationship with its licensee for Central and South America.


    INCOME TAXES


         The Company recorded $1.6 million of income tax expense in fiscal 1997, $260,000 in fiscal 1996 and none in fiscal 1995. Tax expenses are lower than statutory rates primarily due to the utilization of net operating loss carryforwards. As of April 30, 1997, there are no remaining net operating loss carryforwards available to offset future taxable income.



Quarterly Results and Seasonality


    Historically, the Company has experienced its lowest level of net sales in its first and third quarters, ending July 31 and January 31, respectively. Correspondingly, the Company's highest level of sales are achieved in its second and fourth quarters, ending October 31 and April 30, respectively. This seasonality has resulted primarily from the timing of shipments to golf pro shops and better men's specialty stores in the second and fourth quarters.
Other factors contributing to the variability of the Company's quarterly results include seasonal fluctuations in consumer demand, the timing and amount of orders from key customers, the timing of sales of seasonal remainder merchandise and availability of product. This pattern of sales creates seasonal profitability, working capital financing and liquidity issues, as the Company generally must finance higher levels of inventory during the first and third quarters when sales are lowest. Regardless of seasonal fluctuations, there can be no assurance that the Company will be profitable in any particular quarter.


                                       PAGE -5-

    The following tables set forth certain operating data of the Company, including percentages of net sales, for the eight quarters ending April 30, 1997.


                                                FISCAL 1996 QUARTER ENDED               FISCAL 1997 QUARTER ENDED
                                       -------------------------------------------- --------------------------------------------
                                        July 31,  October 31, January 31, April 30,  July 31, October 31, January 31,  April 30,
                                          1995       1995       1996      1996       1996        1996        1997      1997
                                       -------------------------------------------- --------------------------------------------
                                                                            (IN THOUSANDS)

Statements of Operations Data:
Net Sales                                  $3,305     $5,131     $5,210     $7,999     $8,000    $12,290     $8,452    $17,851
Cost of sales                               2,077      3,197      3,377      5,013      5,020      7,494      4,963     10,577
                                            -----      -----      -----      -----      -----      -----      -----     ------

Gross profit                                1,228      1,934      1,833      2,986      2,980      4,796      3,489      7,274

Operating expenses:
         Design and production                215        230        275        325        336        365        362        193
         Selling and handling                 668        980        874      1,336      1,712      2,221      1,903      2,938
         General and administrative           411        487        510        634        714        913        876      1,010
                                              ---        ---        ---        ---        ---        ---        ---      -----

            Total operating expenses        1,294      1,697      1,659      2,295      2,762      3,499      3,141      4,141
                                            -----      -----      -----      -----      -----      -----      -----      -----

Operating income (loss)                       (66)       237        174        691        218      1,297        348      3,133

Other income (expense):
         Factor commissions and
            interest income, net of
            interest expense                 (113)       (28)       (12)       (84)      (111)      (119)        40         (7)
         License and royalty income           116         83        102        156         96         61         92        160
                                              ---         --        ---        ---         --         --         --        ---
            Total other income (expense)        3         55         90         72        (15)       (58)       132        153
                                                -         --         --         --        ---        ---        ---        ---

Income (loss) before income taxes             (63)       292        264        763        203      1,239        480      3,286
Income taxes                                    0        (50)       (60)      (150)       (61)      (374)      (156)    (1,019)
                                                -        ---        ---        ---        ---       ----       ----     ------
Net income (loss)                          $  (63)    $  242     $  204     $  613     $  142     $  865     $  324    $ 2,267
                                           ------     ------     ------     ------     ------     ------     ------    -------
                                           ------     ------     ------     ------     ------     ------     ------    -------

                                                FISCAL 1996 QUARTER ENDED               FISCAL 1997 QUARTER ENDED
                                       -------------------------------------------- --------------------------------------------
                                        July 31,  October 31, January 31, April 30,  July 31, October 31, January 31,  April 30,
                                          1995       1995       1996      1996       1996        1996        1997      1997
                                       -------------------------------------------- --------------------------------------------

As a Percentage of Net Sales:
Net Sales                                   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales                                62.8       62.3       64.8       62.7       62.8       61.0       58.7       59.3
                                             ----       ----       ----       ----       ----       ----       ----       ----

Gross profit                                 37.2       37.7       35.2       37.3       37.2       39.0       41.3       40.7
Operating expenses:
         Design and production                6.5        4.5        5.3        4.1        4.2        3.0        4.3        1.1
         Selling and handling                20.3       19.1       16.8       16.7       21.4       18.1       22.5       16.4
         General and administrative          12.4        9.5        9.8        7.9        8.9        7.4       10.4        5.7
                                             ----        ---        ---        ---        ---        ---       ----        ---
            Total operating expenses         39.2       33.1       31.9       28.7       34.5       28.5       37.2       23.2
                                             ----       ----       ----       ----       ----       ----       ----       ----

Operating income (loss)                     (2.0)        4.6        3.3        8.6        2.7       10.5        4.1       17.5

Other income (expense):
         Factor commissions and
            interest income, net of
            interest expense                 (3.4)      (0.5)      (0.2)      (1.1)      (1.4)      (1.0)       0.5       (0.0)
         License and royalty income           3.5        1.6        2.0        2.0        1.2        0.5        1.1        0.9
                                              ---        ---        ---        ---        ---        ---        ---        ---

            Total other income (expense)      0.1        1.1        1.8        0.9       (0.2)      (0.5)       1.6        0.9
                                              ---        ---        ---        ---       ----       ----        ---        ---
Income (loss) before income taxes            (1.9)       5.7        5.1        9.5        2.5       10.0        5.7       18.4

Income taxes                                  0.0       (1.0)      (1.2)      (1.9)      (0.8)      (3.0)      (1.9)      (5.7)
                                              ---       ----       ----       ----       ----       ----       ----       ----
Net income (loss)                           (1.9)%       4.7%       3.9%       7.6%       1.7%       7.0%       3.8%      12.7%
                                            -----        ---        ---        ---        ---        ---        ---       ----
                                            -----        ---        ---        ---        ---        ---        ---       ----



Liquidity and Capital Resources
    The Company's primary need for funds is to finance working capital. The Company's increased working capital requirements during the three years ended April 30, 1997 related to increasing accounts receivable and finished goods inventory levels associated with growth in sales volume. To date, working capital has been funded primarily by profitable operations and by a combination of increased accounts payable, accounts receivable financing through a factor, bank borrowing, the private sale of Preferred Stock and the public sale of Common Stock.

    Net cash used in operating activities in fiscal 1997 was $7.8 million. This resulted primarily from an increase in inventory of $7.8 million and an increase in accounts receivable of $7.3 million which were partially offset by profitable operations and an increase in accounts payable and accrued liabilities and income taxes payable of $3.1 million. The Company's inventory increased as a consequence of sales growth and the need to increase inventory levels of CLASSIC products to satisfy increased demand from all distribution channels for quick


                                       PAGE -6-
merchandise delivery and from the golf distribution and corporate sales channels for CLASSIC knit shirts in particular.

    In fiscal 1997, net cash provided by financing activities was $15.0 million, resulting primarily from the receipt of net proceeds of $14.6 million from the Company's public offering of Common Stock in November 1996 and by a $563,000 increase in advances from the European factor.

    Net cash used in investing activities was $1.6 million in fiscal 1997 and was substantially the result of an increased investment in furniture and fixtures of $1.7 million.

    The Company incurred capital expenditures and lease purchases of $2.5 million, $655,000 and $208,000 in fiscal years 1997, 1996 and 1995, respectively. In fiscal 1997, expenditures for capital assets included $997,000 for in-store fixtures, $917,000 for warehouse and embroidery equipment and a total of $586,000 for other furniture and equipment. In fiscal 1996, expenditures for capital assets included $284,000 for in-store fixtures, $116,000 for construction of a new trade show booth and other furniture and equipment purchases totaling $255,000. In fiscal 1995, capital expenditures were primarily for the acquisition of office furniture and equipment for the Company's corporate headquarters. Capital expenditures of $3.3 million are planned for fiscal 1998, including additional investments in in-store fixturing of $1.4 million, the purchase of warehouse and embroidery equipment of $600,000, upgrades to computer hardware and software totaling $1.1 million and other purchases totaling $200,000.

    On February 20, 1997, the Company entered into a loan agreement with Washington Mutual Bank d/b/a Western Bank ("Western Bank") for a $20.0 million line of credit, replacing the Company's previous line of credit. The Western Bank line of credit is to be used for international letters of credit, working capital advances and other corporate purposes. Interest on borrowings is charged and payable monthly at Western Bank's prime rate. The line of credit is collateralized by a security interest in the Company's inventory, accounts receivable, contract rights and general intangibles. The loan agreement contains certain restrictive covenants covering minimum working capital and tangible net worth, as well as a maximum debt to equity ratio. Western Bank and Republic Factors Corp. ("Republic") have entered into an intercreditor agreement allocating between them priority as to the Company's assets in which both financial institutions have a security interest.

    Pursuant to an agreement (the "Factoring Agreement") with Republic,
Republic acts as the Company's sole factor in the United States for its accounts receivable. The Factoring Agreement provides that the Company can sell its qualified accounts receivable to Republic and Republic will pay the Company an amount equal to the gross amount of the Company's accounts receivable from customers reduced by certain offsets, including, among other things, discounts and returns and a .95% commission payable by the Company to Republic. The intercreditor agreement between Western Bank and Republic prohibits the Company from taking advances under the Factoring Agreement. Subject to its credit review procedures, Republic may decline to accept the credit risk on certain accounts receivable. The Factoring Agreement continues in force from year to year and may be terminated by Republic on any anniversary of its effective date (April 7) or by the Company at any time, provided that in each case the terminating party gives 60 day's prior written notice.

    In fiscal 1996, the Company increased its internal credit and accounts receivable management and staffing in preparation for decreasing its reliance on its factoring arrangement with Republic. In fiscal 1997, the Company directly managed the accounts receivable credit and collection functions associated with its sales to the golf, corporate and international distribution channels. The Company plans to continue to use Republic's accounts receivable management exclusively for its sales to the specialty store channel. In conjunction with this change to its accounts receivable management and financing, the Company plans to primarily use the Western Bank line of credit to fund its anticipated working capital needs. The Company believes that this change in its credit management practices will enable it to better control its overall collection costs. The Company, however, has limited experience in managing credit and collection operations. Consequently, there can be no assurance that this change will continue to benefit the Company's financial condition and results of operations.

    As of May 31, 1997, the Company had working capital of approximately
$29.5 million. The Company's principal source of liquidity in fiscal 1998, in addition to cash on hand, is expected to be the Western Bank line of credit in the amount of $20 million, of which the Company had open letters of credit in the amount of $6.1 million as of June 30, 1997 and no outstanding loans.

    The Company believes that cash generated from operations and the ability to borrow under its line of credit will be sufficient to meet its operating needs in fiscal 1998. However, the Company's capital needs will depend on many factors, including the Company's growth rate, the


                                       PAGE -7-
need to finance increased production and inventory levels, the success of the Company's various sales and marketing programs and various other factors. Depending upon its growth and working capital needs, the Company may require additional financing in the future through debt or equity offerings, which may or may not be available or may be dilutive. The Company's ability to obtain additional financing will depend on its operations, financial condition and business prospects, as well as conditions then prevailing in the relevant capital markets.


                                       PAGE -8-

Selected Financial Data


    The following selected financial data as of April 30, 1995, 1996 and 1997, and for each of the three years in the period ended April 30, 1997 are derived from the consolidated financial statements of Cutter & Buck Inc., which have been audited by Ernst & Young LLP, Independent Auditors, and are included elsewhere in this Annual Report. The following selected financial data as of April 30, 1993 and 1994 and for the year ended April 30, 1993 are derived from the Company's financial statements which were also audited by Ernst & Young LLP and that are not included herein. The data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STATEMENTS OF OPERATIONS


                                                                            YEAR ENDED APRIL 30,
                                                 -------------------------------------------------------------------------
                                                      1993           1994           1995           1996           1997
                                                 -------------------------------------------------------------------------
                                                                     (IN THOUSANDS EXCEPT PER SHARE DATA)
Statement of Operations Data:
Net sales                                            $8,036         $9,882        $13,435        $21,645        $46,593
Cost of sales                                         5,991          6,444          8,760         13,664         28,054
                                                      -----          -----          -----         ------         ------

Gross profit                                          2,045          3,438          4,675          7,981         18,539
Operating expenses:
    Design and production                               495            510            747          1,045          1,256
    Selling and handling                              1,136          1,781          2,446          3,858          8,774
    General and administrative                          784          1,053          1,364          2,042          3,513
                                                        ---          -----          -----          -----          -----

         Total operating expenses                     2,415          3,344          4,557          6,945         13,543
                                                      -----          -----          -----          -----         ------

Operating income (loss)                                (370)            94            118          1,036          4,996

Other income (expense):
    Factor commissions and interest expense,
         net of interest income                        (207)          (278)          (376)          (237)          (197)
    License and royalty income                           39            285            497            457            409
                                                         --            ---            ---            ---            ---

         Total other income (expense)                  (168)             7            121            220            212
                                                       ----              -            ---            ---            ---

Income (loss) before income taxes                      (538)           101            239          1,256          5,208
Income taxes                                             --             --             --           (260)        (1,612)
                                                     ------         ------         ------          -----          -----

Net income (loss)                                    $ (538)        $  101         $  239         $  996        $ 3,598
                                                     ------         ------         ------         ------        -------
                                                     ------         ------         ------         ------        -------

Net income per share (1)                                            $ 0.05         $ 0.12         $ 0.29        $  0.77
Shares used in computation of net income
    per share                                                        1,993          2,034          3,476          4,676


BALANCE SHEET DATA

                                                                               APRIL 30,
                                                 -------------------------------------------------------------------------
                                                      1993           1994           1995           1996           1997
                                                 -------------------------------------------------------------------------
                                                                             (IN THOUSANDS)
Balance Sheet Data:
Cash                                                   $135           $327           $499         $2,010        $7,442
Receivables (2)                                         635            981          2,335          7,653        14,419
Inventories                                             598            561          1,890          4,693         12,489
Working capital                                         998          1,058          3,209         12,488         29,811
Total assets                                          1,818          2,488          5,693         17,170         38,960
Long-term debt                                           48             38             98             --            523
Total shareholders' equity                            1,285          1,387          3,566         14,023         32,187



(1) Such Amounts for 1993 are not considered meaningful.

(2) Includes factored receivables, net of factor advances. See Note 3 to Notes to Consolidated Financial Statements.


                                       PAGE -9-


CONSOLIDATED BALANCE SHEETS



                                                                ASSETS
                                                                                                   APRIL 30,
                                                                                      ----------------------------------
                                                                                          1996                  1997
                                                                                      ----------------------------------

Current Assets:
    Cash                                                                                $ 2,010,047        $  7,441,717
    Accounts receivable, net of allowances for doubtful
         accounts, and returns and allowances of $472,402 in 1996
         and $754,700 in 1997 (Note 3)                                                    7,652,613          14,419,108
    Inventories                                                                           4,693,433          12,489,410
    Deferred income taxes                                                                   180,000             284,000
    Prepaid expenses and other current assets (Note 2)                                    1,098,972           1,426,983
                                                                                       ------------        ------------
              Total current assets                                                       15,635,065          36,061,218

Furniture and equipment (Note 4)                                                            798,922           2,646,018
Other assets                                                                                735,931             252,923
                                                                                        ---------------------------------
              Total assets                                                              $17,169,918         $38,960,159
                                                                                        ---------------------------------
                                                                                        ---------------------------------

                                                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                                    $ 2,313,937        $ 4,481,380
    Accrued liabilities                                                                     319,362             740,746
    Income taxes payable                                                                    400,000             887,632
    Loan payable to bank                                                                    114,119                  --
    Current portion of capital lease obligations                                                 --             140,545
                                                                                        ---------------------------------
              Total current liabilities                                                   3,147,418           6,250,303

Capital lease obligations                                                                        --             522,547

Commitments (Note 7)

Shareholders' equity (Note 8):
    Preferred stock, no par value,
         6,000,000 shares authorized, none issued and outstanding                                --                 --
    Common stock, no par value:
         25,000,000 shares authorized; 3,666,715 issued and outstanding
              in 1996 and 5,156,397 in 1997                                              15,156,702          29,750,791
    Note receivable from shareholder                                                        (44,520)                 --
    Retained earnings (accumulated deficit)                                              (1,089,682)          2,507,935
    Currency translation adjustment                                                              --             (71,417)
                                                                                        ---------------------------------
              Total shareholders' equity                                                 14,022,500          32,187,309
                                                                                        ---------------------------------
              Total liablilities and shareholders' equity                               $17,169,918         $38,960,159
                                                                                        ---------------------------------
                                                                                        ---------------------------------


                             See accompanying notes.

                                                                  PAGE -10-


CONSOLIDATED STATEMENTS OF INCOME



                                                                         YEAR ENDED APRIL 30,
                                                               -------------------------------------------
                                                                  1995           1996           1997
                                                               -------------------------------------------

Net sales                                                      $13,434,788    $21,645,202    $46,592,758
Cost of sales                                                    8,759,623     13,664,607     28,053,845
                                                               -------------------------------------------
Gross profit                                                     4,675,165      7,980,595     18,538,913

Operating expenses:
    Design and production                                          747,381      1,044,692      1,256,247
    Selling and shipping                                         2,445,951      3,858,184      8,773,380
    General and administrative                                   1,364,053      2,042,194      3,512,824
                                                               -------------------------------------------
         Total operating expenses                                4,557,385      6,945,070     13,542,451
                                                               -------------------------------------------
Operating income                                                   117,780      1,035,525      4,996,462

Other income (expense):
    Factor commission and interest expense,
         net of interest income of $8,538 in 1995,
         $134,915 in 1996, and $212,968 in 1997                   (375,643)      (236,962)      (196,973)
    License and royalty income                                     497,095        457,787        408,728
                                                               -------------------------------------------
         Total other income                                        121,452        220,825        211,755
                                                               -------------------------------------------
Income before income taxes                                         239,232      1,256,350      5,208,217

Income taxes (Note 6)                                                   --        260,000      1,610,600
                                                               -------------------------------------------
Net income                                                     $   239,232    $   996,350    $ 3,597,617
                                                               -------------------------------------------
                                                               -------------------------------------------

    Net income per share                                       $      0.12    $      0.29    $      0.77
                                                               -------------------------------------------
                                                               -------------------------------------------

Shares used in computation of net
    income per share (Note 1)                                    2,034,210      3,475,581      4,675,592
                                                               -------------------------------------------
                                                               -------------------------------------------


                             See accompanying notes.

                                                                  PAGE -11-


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




                                                             PREFERRED STOCK
                                                SERIES A                      SERIES B                    COMMON STOCK
                                        -------------------------    ---------------------------   ---------------------------
                                          SHARES        AMOUNT          SHARES         AMOUNT         SHARES        AMOUNT
                                        ----------    -----------    ------------     ----------   ------------   ------------
BALANCE, APRIL 30, 1994                  2,932,000     $3,655,988              -       $      -        327,819     $  100,790
Sale of Series B convertible
        preferred stock, net of
        offering expenses
        of $75,828                               -              -        529,530      1,375,084              -              -

Conversion of loan
        and note payable,
        including accrued
        interest, to Series B
        preferred stock                          -              -        205,980        564,385              -              -
Net Income                                       -              -              -              -              -              -

                                        -------------------------    ---------------------------   ------------   ------------
BALANCE, APRIL 30, 1995                  2,932,000      3,655,988        735,510      1,939,469        327,819        100,790
Sale of Series B convertible
        preferred stock, net of
        offering expenses
        of $66,288                               -              -        403,618      1,039,625              -              -

Conversion of Series A and B
        convertible preferred stock
        to common stock                 (2,932,000)    (3,655,988)    (1,139,128)    (2,979,094)     1,883,021      6,635,082

Sale of common stock,
        net of offering expenses
        of $1,770,295                            -              -              -              -      1,455,875      8,420,830
Net income                                       -              -              -              -              -              -

                                        -------------------------    ---------------------------   ------------   ------------
BALANCE, APRIL 30, 1996                          -              -              -              -      3,666,715     15,156,702
Sale of common stock,
        net of offering expenses
        of $1,434,356                            -              -              -              -      1,454,307     14,563,021

Stock issued under
        employee stock purchase plan             -              -              -              -          2,796         12,549

Exercise of stock options                        -              -              -              -          5,812         18,519

Exercise of stock warrants                       -              -              -              -         26,767              -

Repayment of note receivable                     -              -              -              -              -              -

Foreign currency translation                     -              -              -              -              -              -

Net income                                       -              -              -              -              -              -

                                        -------------------------    ---------------------------   ------------   ------------
BALANCE, APRIL 30, 1997                          -     $        -              -       $      -      5,156,397    $29,750,791
                                        -------------------------    ---------------------------   ------------   ------------
                                        -------------------------    ---------------------------   ------------   ------------


                                     NOTE RECEIVABLE                   CURRENCY
                                           FROM         RETAINED      TRANSLATION
                                       SHAREHOLDER      EARNINGS       ADJUSTMENT      TOTAL
                                     ---------------  ------------   ------------   ------------

BALANCE, APRIL 30, 1994                 $  (44,520)   ($2,325,264)    $        -    $ 1,386,994
Sale of Series B convertible
        preferred stock, net of
        offering expenses
        of $75,828                               -              -              -      1,375,084

Conversion of loan
        and note payable,
        including accrued
        interest, to Series B
        preferred stock                          -              -              -        564,385
Net Income                                       -        239,232              -        239,232

                                        -----------   -----------    ------------   ------------
BALANCE, APRIL 30, 1995                    (44,520)    (2,086,032)             -      3,565,695
Sale of Series B convertible
        preferred stock, net of
        offering expenses
        of $66,288                               -              -              -      1,039,625

Conversion of Series A and B
        Convertible preferred stock
        to common stock                          -              -              -              -

Sale of common stock,
        net of offering expenses
        of $1,770,295                            -              -              -      8,420,830
Net Income                                       -        996,350              -        996,350

                                        -----------   -----------    ------------   ------------
BALANCE, APRIL 30, 1996                    (44,520)    (1,089,682)             -     14,022,500
Sale of common stock,
        net of offering expenses
        of $1,434,356                            -              -              -     14,563,021

Stock issued under
        employee stock purchase plan             -              -              -         12,549

Exercise of stock options                        -              -              -         18,519

Exercise of stock warrants                       -              -              -              -

Repayment of note receivable                44,520              -              -         44,520

Foreign currency translation                     -              -        (71,417)       (71,417)

Net income                                       -      3,597,617              -      3,597,617

                                        -----------   -----------    ------------   ------------
BALANCE, APRIL 30, 1997                 $        -    $ 2,507,935     $  (71,417)   $32,187,309
                                        -----------   -----------    ------------   ------------
                                        -----------   -----------    ------------   ------------



                               See accompanying notes.

                                      PAGE -12-

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          YEAR ENDED APRIL 30,
                                                                        --------------------------------------------------------
                                                                             1995                1996                1997
                                                                        --------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                $  239,232        $    996,350        $  3,597,617
Adjustments to reconcile net income
    to net cash used in operating activities:
      Depreciation and amortization                                          133,220             231,487           1,057,348
      Deferred income taxes                                                       --            (180,000)           (104,000)
      Changes in assets and liabilities:
         Receivables, net                                                 (2,255,894)         (2,996,564)         (7,329,046)
         Inventories                                                      (1,328,793)         (2,803,818)         (7,795,977)
         Prepaid expenses and other current assets                          (312,178)           (584,729)           (328,011)
         Accounts payable and accrued liabilities                          1,542,453             627,258           2,588,827
         Income taxes payable                                                     --             400,000             487,632
                                                                        --------------------------------------------------------
Net cash used in operating activities                                     (1,981,960)         (4,310,016)         (7,825,610)

INVESTING ACTIVITIES
Purchase of furniture and equipment                                         (119,004)           (654,723)         (1,716,583)
Decrease (increase) in trademarks, patents and marketing rights               (4,122)           (656,751)             83,671
                                                                        --------------------------------------------------------
Net cash used in investing activities                                       (123,126)         (1,311,474)         (1,632,912)

FINANCING ACTIVITIES
Proceeds from (repayments of) note payable to bank                                --             114,119            (114,119)
Principal payments under capital lease obligation                            (40,787)           (121,563)           (125,432)
Net increase (decrease) in advances from factor                              943,642          (2,320,891)            562,551
Proceeds from note receivable from shareholder                                    --                  --              44,520
Issuance of preferred stock                                                1,375,084           1,039,625                 --
Issuance of common stock                                                          --           8,420,830          14,594,089
                                                                        --------------------------------------------------------
Net cash provided by financing activities                                  2,277,939           7,132,120          14,961,609

Effects of foreign exchange rate changes on cash                                  --                  --             (71,417)
                                                                        --------------------------------------------------------
Net increase in cash                                                         172,853           1,510,630           5,431,670


Cash, beginning of year                                                      326,564             499,417           2,010,047
                                                                        --------------------------------------------------------
Cash, end of year                                                         $  499,417        $  2,010,047        $  7,441,717
                                                                        --------------------------------------------------------
                                                                        --------------------------------------------------------

SUPPLEMENTAL INFORMATION
Cash paid during the year for interest                                    $  259,133        $    173,502        $    176,191
                                                                        --------------------------------------------------------
                                                                        --------------------------------------------------------
Cash paid during the year for income taxes                                $       --        $     40,000        $    991,500
                                                                        --------------------------------------------------------
                                                                        --------------------------------------------------------

Noncash financing and investing activities:
      Equipment acquired with capital leases                              $   89,184        $         --        $    788,524
                                                                        --------------------------------------------------------
                                                                        --------------------------------------------------------
      Conversion of loan and note payable to
        shareholders, including accrued interest,
        to Series B preferred stock                                       $  564,385        $         --        $         --
                                                                        --------------------------------------------------------
                                                                        --------------------------------------------------------

                               See accompanying notes.


                                      PAGE -13-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  Description of the Business and Summary of Significant Accounting Policies



Description of the Business

    Cutter & Buck Inc. (the "Company") designs, sources and markets men's sportswear and outerwear apparel. The Company's trade customers are principally golf pro shops and resorts, and better men's specialty stores. During 1995, the Company changed its name from Jones/Rodolfo Corporation to Cutter & Buck Inc.

    In March 1996, the Company formed a wholly owned subsidiary, Cutter & Buck
(UK) Ltd., for the purpose of direct marketing, sales and distribution of Cutter & Buck sportswear and outerwear in the United Kingdom. In May 1996, the Company formed another wholly owned subsidiary, Cutter & Buck (Europe) B.V. to perform the same function throughout Europe. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries from the date of formation. All significant intercompany accounts and transactions have been eliminated.

Inventories

    Inventories, which are predominantly finished goods, are valued at the lower of cost or market, with cost determined under the first-in, first-out method.

Sample Costs

    The Company defers costs to produce samples that relate to goods to be sold in future selling seasons. Such costs are charged to expense in the season to which the samples relate.

Furniture and Equipment

    Furniture and equipment is valued at cost. Depreciation is provided on a straight-line basis over estimated useful lives of five years. Furniture and equipment acquired under capital leases is amortized on a straight-line basis over the lesser of the lease term or the estimated economic useful life of the asset. Store fixtures are depreciated on a straight-line basis over three years.

Advertising

    Advertising costs are expensed as incurred. Advertising expense was $250,000, $326,000 and $800,000 for the years ended April 30, 1995, 1996 and
1997 respectively.

Income Taxes

    The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Concentrations of Credit Risk

    The Company is subject to credit risk on receivables that are not factored. These non-factored receivables are geographically disbursed throughout the United States, Europe and selected foreign countries where formal distributor agreements exist. The Company sells its products to approved customers on an open account basis, subject to established credit limits, cash in advance, or cash on delivery terms. Generally, the receivables are insured or are supported by letters of credit.

Revenue Recognition

    Revenue is recognized at the time the product is shipped to the customer. There is no right to return for customers, other than for defective products. Allowances for these estimated sales returns are provided when the related revenue is recorded.

Foreign Currency Translation

    Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the average rates of exchange prevailing during the year. Translation adjustments resulting from this process are shown separately in shareholders' equity.

Stock-Based Compensation

    The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for stock options when the exercise price is equal to the fair market value at the date of grant. Compensation expense is recognized when options are issued at less than the fair market value.

Net Income Per Share

    Net income per share is computed based on the weighted average number of common shares outstanding and gives effect to the following adjustments: (i) common stock equivalents, consisting of Common Stock options, warrants and Preferred Stock, are included in the weighted average number of shares outstanding, except when the effect of their inclusion would be antidilutive;
(ii)


                                      PAGE -14-
pursuant to the rules of the Securities and Exchange Commission, Common Stock and common stock equivalents issued during the 12 months immediately preceding the filing date of the Company's initial public offering are included in the calculation as if they were outstanding for all periods presented using the treasury stock method and the initial public offering price; and (iii) all outstanding shares of Preferred Stock are included on an as-converted-to-Common-Stock basis. Historical net income per share information is not considered meaningful due to the significant changes in the Company's capital structure that occurred upon the closing of the Company's initial public offering; accordingly, such per share information is not presented.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

    Certain amounts from the prior year financial statements have been reclassified to conform to the current year presentation.


2.  Prepaid Expenses and Other Current Assets

    Prepaid expenses and other current assets consisted of the following:



                                         April 30,
                           ----------------------------------
                                1996                1997
                           ----------------------------------
Prepaid expenses           $    461,524        $  1,028,474
Sample costs                    588,869             265,643
Other                            48,579             132,866
                           ----------------------------------
                           $  1,098,972        $  1,426,983
                           ----------------------------------
                           ----------------------------------

3.  Accounts Receivable

    Pursuant to the terms of factoring agreements, the Company assigns a portion of its qualifying accounts receivable to factors on a preapproved, nonrecourse basis. The factors' charges, totaling $160,643 for the year ended April 30, 1997 ($255,393 in 1996 and $257,829 in 1995), include a commission on net sales and interest on advances at prime, plus 1-1/2% (10% at April 30, 1997). The Company is permitted to receive advances from the European factor against uncollected amounts factored. Accounts receivable consisted of the following:



                                                           April 30,
                                                -------------------------------
                                                    1996              1997
                                                -------------------------------
Unmatured receivables
      Nonrecourse                               $ 5,779,659       $ 2,704,702
      With recourse                                  55,385            13,765
Matured receivables                                 160,331           213,019
Advances                                                 --          (562,551)
                                                -------------------------------
      Due from factor                             5,995,375         2,368,935
Nonfactored receivables                           2,129,640        12,804,873
Allowance for doubtful accounts and reserve for
      sales returns and allowances
                                                   (472,402)         (754,700)
                                                -------------------------------
                                                $ 7,652,613       $14,419,108
                                                -------------------------------
                                                -------------------------------

4.  Furniture and Equipment

    Furniture and equipment consisted of the following:



                                                            April 30,
                                                -------------------------------
                                                    1996             1997
                                                -------------------------------
Leasehold improvements                           $   33,382      $    166,293
Equipment                                           534,925         1,618,871
Store fixtures                                      284,257         1,281,447
Furniture and other fixtures                        459,621           750,681
                                                -------------------------------
                                                  1,312,185         3,817,292
Less accumulated depreciation and amortization     (513,263)       (1,171,274)
                                                -------------------------------
                                                 $  798,922      $  2,646,018
                                                -------------------------------
                                                -------------------------------


                                      PAGE -15-

5.  Line of Credit



    On February 20, 1997, the Company entered into a loan agreement with Washington Mutual Bank d/b/a Western Bank (Western Bank) for a $20 million line of credit, replacing the Company's previous line of credit. The line of credit with Western Bank is to be used for international letters of credit, working capital advances and other corporate purposes. Interest on borrowings is charged and payable monthly at Western Bank's prime rate. The line of credit is collateralized by a security interest in the Company's inventory, accounts receivable, contract rights and general intangibles. The loan agreement contains certain restrictive covenants covering minimum working capital and tangible net worth, as well as a maximum debt-to-equity ratio. Western Bank and Republic Factors Corp. have entered into an intercreditor agreement allocating between them priority as to the Company's assets in which both financial institutions have a security interest. At April 30, 1997, letters of credit outstanding against this line of credit totaled $5,184,908, and there were no working capital advances.



6.  Income Taxes


    The provision for income taxes consists of the following:



                                                 Year Ended April 30,
                                       ----------------------------------------
                                        1995         1996             1997
                                       ----------------------------------------
Current tax provision:
      Federal                          $   -     $  340,000        $1,514,600
      State                                -        100,000           200,000
                                       ----------------------------------------
                                           -        440,000         1,714,600
Deferred federal tax benefit               -       (180,000)         (104,000)
                                       ----------------------------------------
                                       $   -     $  260,000        $1,610,600
                                       ----------------------------------------
                                       ----------------------------------------



    The provision for income taxes differs from the amount of tax determined by applying the federal statutory rate for the following reasons:



                                                             Year Ended April 30,
                                                  -----------------------------------------
                                                     1995          1996           1997
                                                  -----------------------------------------
Tax provision at federal statutory tax rate       $  81,338     $  427,159     $1,770,794
Foreign loss not benefited                                -              -         33,065
Nondeductible expenses                                    -              -         18,862
Decrease in valuation allowance                     (91,838)      (259,569)      (440,278)
State income taxes, net of federal benefit                -         66,000        132,000
Other                                                10,500         26,410         96,157
                                                  -----------------------------------------
                                                  $       -     $  260,000     $1,610,600
                                                  -----------------------------------------
                                                  -----------------------------------------


    The 1996 and 1997 tax provisions are recorded net of the benefit of utilizing net operating loss carryforwards (approximately $500,000 in 1996 and $1,139,000 in 1997). Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                              April 30,
                                                 ------------------------------
                                                       1996              1997
                                                 ------------------------------
Deferred income tax assets:
      Reserve for doubtful accounts              $  152,616       $   145,710
      Reserve for inventory obsolescence             68,517            33,247
      Net operating loss carryforwards              387,114                 -
      Unicap                                              -            65,749
      Other                                          25,588            50,842
                                                 ------------------------------
Total deferred income tax assets                    633,835           295,548

Valuation reserve for deferred tax assets          (440,278)                -
                                                 ------------------------------
Net deferred tax assets                             193,557           295,548

Deferred income tax liabilities:
      Accelerated depreciation                      (13,557)          (11,548)
                                                 ------------------------------
Total deferred income tax liabilities               (13,557)          (11,548)
                                                 ------------------------------
Net deferred taxes                               $  180,000        $  284,000
                                                 ------------------------------
                                                 ------------------------------


    The decrease in the valuation allowance of $440,278 in fiscal year 1997 is primarily attributable to the utilization of net operating loss carryforwards and related changes in the estimate of the amount of deferred tax assets to be realizable.


                                      PAGE -16-

7.  Commitments



       The Company leases its office facilities, a retail store, and a warehouse and embroidery production facility under operating leases. Total rent expense amounted to $154,096 in 1995, $217,292 in 1996, and $472,823 in 1997.

Future minimum rental payments under noncancelable operating leases are as follows:



              Year Ending April 30,
              -----------------------
                      1998                            $  424,454
                      1999                               410,930
                      2000                               302,287
                      2001                               186,000
                      2002                                     -
                                                   -------------
                                                      $1,323,671
                                                   -------------
                                                   -------------

8.  Shareholders' Equity



    Preferred Stock: During fiscal 1995, the Company authorized the sale of 1,200,000 shares of Series B Preferred Stock to qualified investors at $2.74 per share. As of April 30, 1995, 735,510 shares of Series B Preferred Stock were issued and outstanding. During fiscal 1996, an additional 403,618 shares of Series B Preferred Stock were sold. Of the total, 933,148 shares were sold through subscription agreements. Proceeds to the Company, net of offering expenses of $142,117, amounted to $2,979,094. The remaining 205,980 shares were issued as a result of the conversion of a loan and note payable to shareholders and accrued interest, aggregating $564,385.

    Conversion of the Preferred Stock into Common Stock occurred automatically upon the closing of the Company's initial public offering of Common Stock. Effective as of the closing of the initial public offering, every 2.162 shares of Preferred Stock were converted into one share of Common Stock.

    Common Stock: On July 20, 1995, the Company's shareholders adopted Restated Articles of Incorporation and Bylaws affecting shareholders' equity, including increasing the number of authorized shares of Common Stock to 25,000,000, increasing the number of authorized shares of Preferred Stock to 6,000,000 and implementing a 1 for 2.162 reverse stock split of the issued and outstanding shares of Common Stock. The number of shares of Common Stock presented in the accompanying consolidated financial statements has been restated to reflect the stock split.

    In August 1995, the Company sold 1,250,000 shares of Common Stock at an initial public offering price of $7 per share. Pursuant to the exercise of the underwriters' over-allotment option, the Company sold an additional 205,875 shares of Common Stock at $7 per share in September 1995. Proceeds to the Company, net of offering expenses of $1,770,295, amounted to $8,420,830.

    On November 1, 1996 the Company sold 1,329,307 shares of its Common Stock to the public at $11 per share. Pursuant to the exercise of the Underwriters' over-allotment option, the Company sold an additional 125,000 shares of Common Stock at $11 per share on December 3, 1996. Proceeds to the Company, net of underwriting discounts and commissions and offering expenses totaling $1,434,356, amounted to $14,563,021.

    Common Stock Warrants: In connection with the Company's initial public offering, the Company issued warrants to the underwriters of the offering to purchase 131,531 shares of Common Stock at an exercise price of $8.40. In April 1997, 52,612 of these warrants were exercised in a cashless transaction, and 26,767 shares of Common Stock were issued. The remaining warrants are exercisable through August 2000.

    Stock Option Plans: The Company has three stock option plans that provide for the granting of options to employees, officers and directors of the Company to purchase up to 525,313 shares of Common Stock. Options granted under the 1991 plan provide for 50% vesting on the first anniversary from the date of grant and 25% vesting on each of the second and third anniversaries. Options granted under the 1995 employee plan generally provide for vesting over a five-year period with vesting at 20% each year. Options granted under the 1995 director plan become exercisable six months after the date of grant. Options under the plans expire after 10 years and have been granted at fair value on the date of grant.

    The fair value of stock options used to calculate pro forma net income and net income per share disclosures was determined using the Black-Scholes option-pricing model with the following assumptions in effect on the option grant date: risk-free interest rate of 5.5% to 6.8%; expected volatility of 49% to 68%; expecting holding period of 3 to 5 years from the vest date; and a dividend yield of 0.0%. The Company's pro forma net income and net income per share under Statement 123 are as follows:



                                                        Year Ended April 30,
                                                    ---------------------------
                                                        1996          1997
                                                    ---------------------------
Net income                                          $  996,350   $  3,597,617
Pro forma compensation expense under Statement 123     (41,476)      (177,457)
                                                    ---------------------------
Pro forma net income under Statement 123            $  954,874   $  3,420,160
                                                    ---------------------------
                                                    ---------------------------

Pro forma net income per share                         $  0.27        $  0.73


                                      PAGE -17-

       Under Statement 123, compensation expense representing the fair value of the option grant is recognized over the vesting period. The initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in earnings.

       A summary of the Company stock option activity, and related information is as follows:


                                                                                    April 30,
                                             ------------------------------------------------------------------------------------
                                                       1995                           1996                        1997
                                             ----------------------------  ---------------------------  -------------------------
                                               Options     Weighted Avg.    Options     Weighted Avg.   Options    Weighted Avg.
                                                          Exercise Price                Exercise Price             Exercise Price
                                             ---------    ---------------  ----------   --------------  --------  ---------------
Balance, beginning of year                    34,686          $2.16          252,074        $2.16        407,322     $  5.08
Granted                                      238,202           2.16          155,248         9.82         37,248       13.05
Exercised                                          -              -                -            -         (5,812)       3.19
Canceled                                     (20,814)          2.16                -            -              -
                                             ---------                     ---------                    --------           -
Balance, end of year                         252,074          $2.16          407,322        $5.08        438,758     $  5.78
                                             ---------                     ---------                    --------
                                             ---------                     ---------                    --------
Exercisable at end of year                    39,310          $2.16          142,224        $2.16        246,317     $  3.74


       The following information is provided for options outstanding and exercisable at April 30, 1997:


                                                        Outstanding                                     Exercisable
                                  ---------------------------------------------------         -------------------------------
                                                Weighted Average
                                 Number         Remaining           Weighted Average         Number         Weighted Average
Range of Exercise Price          Outstanding    Contractual Life    Exercise Price           Exercise         Exercise Price
-----------------------           -----------    ----------------    ----------------         --------       ----------------
    $2.16 - $  4.74                264,762              7.0             $  2.32               202,321             $  2.25
     7.13 -   10.75                136,748              8.9               10.51                34,748                9.79
    13.50 -   13.63                 37,248              9.4               13.05                 9,248               13.63
                                  --------                                                    -------
                                   438,758                                                    246,317
                                  --------                                                    -------
                                  --------                                                    -------




    At April 30, 1997, 80,397 shares were available for future grant.

       Employee Stock Purchase Plan: In December 1995, the Company adopted an Employee Stock Purchase Plan which allows eligible employees to buy Company stock at a 15% discount from market price utilizing payroll deductions. A total of 250,000 shares have been reserved for issuance under this plan. As of April 30, 1997, 2,796 shares had been issued under the plan.


9.  Employee Benefits



       Effective January 1, 1995, the Company implemented a salary deferral 401(k) plan for substantially all of its employees. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. The plan also allows the Company to contribute an amount at its discretion. To date, the Company has made no contributions to the plan.



 10.  Quarterly Financial Data (unaudited)



       Financial results by quarter for the fiscal years ended April 30, 1996 and 1997 are as follows:



                                                                   Fiscal Quarter Ended
                                             -------------------------------------------------------------
                                              July 31         October 31     January 31       April 30
                                             -------------------------------------------------------------
                                                           (in thousands, except share amounts)

     1996
           Net sales                               $  3,305       $  5,131       $  5,210       $  7,999
           Gross profit                               1,228          1,934          1,833          2,986
           Net income (loss)                            (63)           242            204            613
           Net income (loss) per share                (0.02)          0.07           0.05           0.16

     1997
           Net sales                               $  8,000        $12,290       $  8,452      $  17,851
           Gross profit                               2,980          4,796          3,489          7,274
           Net income                                   142            865            324          2,267
           Net income per share                        0.04           0.22           0.06           0.42



                                      PAGE -18-

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Cutter & Buck Inc.

    We have audited the accompanying consolidated balance sheets of Cutter & Buck Inc. as of April 30, 1996 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cutter & Buck Inc. at April 30, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles.




                                       /s/ ERNST & YOUNG LLP
Seattle, Washington
June 16, 1997
















                                      PAGE -19-