Form 10-K405, Exhibit 13
period 1998-04-30
CUTTER & BUCK INC
filed 1998-07-29
CIK 948069

Management's Discussion and Analysis of
Financial Condition and Results of Operations

     THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, STYLE CHANGES AND PRODUCT ACCEPTANCE, INCLUDING THE CONTINUED ACCEPTANCE OF CASUAL DRESS IN THE OFFICE ENVIRONMENT, PRODUCT OR DELIVERY DELAYS, RELATIONS WITH SUPPLIERS AND INDEPENDENT SALES REPRESENTATIVES, THE ABILITY OF THE COMPANY TO CONTROL COSTS AND EXPENSES AND TO EFFECTIVELY MANAGE ITS CREDIT AND COLLECTION OPERATIONS, SHORTAGES OF RAW MATERIALS SUCH AS COTTON, THE ABILITY TO PENETRATE ITS CHOSEN DISTRIBUTION CHANNELS, THE POSITIONING OF THE COMPANY IN ITS CHOSEN MARKET, THE IMPACT OF COMPETITIVE SELECTION AND TO A LESSER EXTENT PRICING, AND THE EFFECT OF INTEREST RATES, TRADE RELATIONS AND GENERAL ECONOMIC CONDITIONS. ALL REFERENCES TO FISCAL YEARS ARE REFERENCES TO THE COMPANY'S FISCAL YEAR ENDING APRIL 30.


OVERVIEW

     The Company markets its Cutter & Buck brand sportswear and outerwear primarily through golf pro shops and resorts, better specialty stores and corporate sales accounts. The Company's sales to golf pro shops have increased in the last three fiscal years to $36.4 million, representing approximately 52% of the Company's net sales in fiscal 1998. Sales to corporate accounts also increased to $17.2 million, or approximately 25% of net sales in fiscal 1998. Sales to specialty stores, the dominant channel of distribution for the Company's products during its first few years, amounted to $9.3 million in fiscal 1998, representing approximately 13% of net sales for the fiscal year. The Company's sales to other distribution channels were approximately 10% of net sales in fiscal 1998.

     The Company's $8.8 million increase in net sales to the golf distribution channel in fiscal 1998 represented approximately 37% of the Company's total increase in net sales for that year. This growth in net sales to the golf distribution channel is primarily attributable to (i) an increase in the number of golf pro shops purchasing the Company's products (approximately 3,000 golf pro shops in fiscal 1998 compared to 2,400 golf pro shops in fiscal 1997), and
(ii) an increase in the average annual net sales per golf pro shop. The Company believes that the golf distribution channel is comprised of approximately
14,000 U.S. golf pro shops. The increase in the number of the Company's golf pro shop customers is due to the growth in the size of its golf pro shop sales force and to the increasing proportion of these sales representatives exclusively selling Cutter & Buck products. The increase in average annual net sales per customer for fiscal 1998 compared to fiscal 1997 is the result of the Company offering more product styles and increasing the average annual net sales per style. The Company believes these increased purchasing levels by its customers reflect the establishment of cooperative working relationships between the Company and golf pro shops, particularly in the area of merchandising the Company's coordinated themes and collections, as well as consumer acceptance of, and increasing demand for, the Company's products. The Company plans to increase the size and effectiveness of its sales force and further augment its product offerings.

     As the Company's sales volume has increased, the Company has continued to make investments in its management and systems infrastructure, negotiated improved cost arrangements with its suppliers, and reduced in-house embroidery costs through economies of scale. While these actions have resulted in an increase in operating expenses as a percentage of sales for the most recent fiscal year, the Company continues to experience improvements in gross margins, operating income and working capital management.

     The Company introduced a women's line of apparel for the summer 1998 season. The Company plans to sell its women's line through its existing channels of distribution. While the Company is hopeful that the introduction of this line will augment its earnings in fiscal 1999, there can be no assurance that it will prove successful or will have a material effect on the Company's financial performance in fiscal 1999 or thereafter.

RESULTS OF OPERATIONS

The following table sets forth for the fiscal years indicated certain statements of operations data expressed as a percentage of net sales:


                                                FISCAL YEAR ENDED APRIL 30,
                                           -----------------------------------
                                            1996           1997           1998
                                           -----------------------------------
Statements of Operations Data:
     Net sales                             100.0%         100.0%         100.0%
     Cost of sales                          63.1           60.2           58.0
                                            ----           ----           ----
     Gross profit                           36.9           39.8           42.0
Operating expenses:
     Design and production                   4.8            2.7            3.0
     Selling and handling                   17.8           18.8           18.7
     General and administrative              9.5            7.6            8.2
                                             ---            ---            ---
          Total operating expenses          32.1           29.1           29.9
                                            ----           ----           ----
Operating income                             4.8           10.7           12.1

Other income (expense):
     Factor commission and interest
       expense, net of interest income      (1.1)          (0.4)          (0.2)
     License and royalty income, net of
       other expense                         2.1            0.9            0.3
                                             ---            ---            ---
          Total other income                 1.0            0.5            0.1
                                             ---            ---            ---

Income before income taxes                   5.8           11.2           12.2

Income taxes                                 1.2            3.5            4.1
                                            ----           ----           ----
Net income                                   4.6%           7.7%           8.1%
                                            ----           ----           ----
                                            ----           ----           ----

YEARS ENDED APRIL 30, 1998, 1997 AND 1996

NET SALES

     During fiscal 1998 and fiscal 1997, net sales increased from the prior year period by 50.5% and 115.3%, respectively. The expansion of the Company's sales to the golf distribution channel had a significant impact on its sales growth. Net sales to this channel increased $8.8 million, or approximately 32%, to $36.4 million in fiscal 1998, increased $16.3 million, or approximately 143%, to $27.7 million in fiscal 1997, and increased $5.7 million, or approximately 100%, to $11.4 million in fiscal 1996. Net sales in the golf distribution channel through the Company's European subsidiaries included in these figures increased to $4.6 million in fiscal 1998 from $2.8 million in fiscal 1997. Net sales to the corporate sales channel increased $8.0 million, or approximately 88%, to $17.2 million in fiscal 1998, and increased approximately 210% to $9.2 million in fiscal 1997 from $3.0 million in fiscal 1996. Sales to better specialty stores increased 65.1% in fiscal 1998 when compared to fiscal 1997 and increased 19.1% in fiscal 1997 compared to fiscal 1996. Specialty store sales increased to approximately 13% of total Company sales in fiscal 1998 from 12% in fiscal 1997, as compared to 21% in fiscal 1996. The Company's sales of seasonal remainder merchandise to off-price retailers was approximately 4% of net sales in fiscal 1998 and fiscal 1997, compared to approximately 3% of net sales in fiscal 1996. The Company's sales to other distribution channels were less than 10% of net sales in each of fiscal years 1998, 1997 and 1996. The Company anticipates continued sales growth in each of its three primary distribution channels in fiscal 1999, with the corporate sales channel expected to achieve the largest percentage increase.

     GROSS PROFIT MARGIN

     In fiscal 1998, the Company's gross profit margin was 42.0% of net sales, compared to 39.8% in fiscal 1997 and 36.9% in fiscal 1996. The increase during fiscal 1998 was primarily due to economies of scale. Higher production volumes have given the Company increased negotiating leverage to purchase product at lower unit costs and the ability to expand its international sourcing. Gross profit margin improvement in fiscal

1998 also reflected cost of sales reductions due to the utilization of an in-house embroidery operation, which has decreased unit costs of embroidery production. Additional improvement in gross profit margin can be attributed to reduced expediting costs resulting from more effective production scheduling. The gross profit margin increase in fiscal 1997 was also primarily due to economies of scale, improved product sourcing and letter of credit financing.

     During fiscal 1997, the Company established an in-house embroidery manufacturing operation. This facility has enabled the Company to handle directly an increasing percentage of the embroidered logo requirements of its golf, resort and corporate customers. The Company expects to produce directly approximately 80% of its embroidered sales in fiscal 1999 versus 70% in fiscal 1998 and approximately 50% in fiscal 1997.

     DESIGN AND PRODUCTION EXPENSES

     Design and production expenses increased by $864,000, or 68.7%, to $2.1 million in fiscal 1998 from $1.3 million in fiscal 1997 and increased as a percentage of net sales to 3.0% in 1998 from 2.7% in 1997, but decreased when compared to 4.8% in 1996. The dollar increase in these expenses is primarily attributable to increased management and staffing costs associated with expansion of the Company's product line and increased embroidery design costs
for the golf distribution and corporate channels.   The increase in design and
production costs as a percentage of sales in fiscal 1998 compared to fiscal 1997 is primarily attributable to an increased investment in management, staffing and systems to support the addition of the Company's women's line as well as increased expenses associated with the Company's efforts to further diversify its production sourcing.

     SELLING AND HANDLING EXPENSES

     Selling and handling expenses increased by $4.4 million, or 49.6%, to $13.1 million in fiscal 1998 from $8.8 million in fiscal 1997, representing 18.7% of net sales in fiscal 1998 and 18.8% in fiscal 1997. The dollar amount increase was primarily attributable to increased salaries and commissions, management and marketing expenses, and additional direct overhead costs of the Company's warehouse operation associated with the Company's increased sales volumes and higher levels of inventory.

     The Company increased the size of its sales force for the corporate channel to 29 sales representatives at the end of fiscal 1998 from 19 at the end of fiscal 1997 and nine at the end of fiscal 1996. The Company also strengthened its domestic golf sales force by increasing the percentage of employee representatives selling Cutter & Buck products exclusively as opposed to independent, multi-line sales representatives. In fiscal 1998, the Company increased the percentage of exclusive representatives within its golf sales force to 73% from 63% in fiscal 1997. The number of sales representatives in the golf channel increased from 32 at the end of fiscal 1997 to 33 at the end of fiscal 1998. At the beginning of fiscal 1998, the Company reorganized its sales force for the specialty store channel. As of the end of fiscal 1998, the Company had three regional sales representatives working in this channel and one sales representative exclusively dedicated to the big and tall market, all under the direction of a National Sales Manager for the specialty store channel.

     Selling and handling expense increased by $4.9 million, or 127.4%, to $8.8 million in fiscal 1997 from $3.9 million in fiscal 1996. In fiscal 1996, these expenses represented 17.8% of net sales. The $4.9 million increase primarily resulted from increased commissions and, to a lesser extent, from management and marketing expenses. The Company expanded the size of its golf sales force to 32 sales representatives at the end of fiscal 1997 from 26 at the end of fiscal 1996.

     During fiscal 1998, the Company purchased and installed $1.2 million of in-store fixturing to enhance collection merchandising in 218 of its customers' locations, reaching a total of 680 golf pro shops and specialty stores by the end of fiscal 1998. In fiscal 1997 and fiscal 1996, the Company purchased and installed $997,000 and $284,000, respectively, of in-store fixturing. The Company expects to purchase an additional $2.0 million of fixtures in fiscal 1999 to be targeted to an additional 180 locations, reaching a total of 860 golf pro shops and specialty stores by the end of fiscal 1999. Customer eligibility for the fixturing program is conditioned on minimum order commitments for Cutter & Buck products. The investment in these fixtures is being amortized as a marketing expense over a three year period. This program represents an intentional increase in the Company's level of marketing expense as a component of selling and handling expenses and, to the extent it remains successful, is expected to continue at comparable levels in future years.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased by $2.2 million, or 62.6%, to $5.7 million in fiscal 1998 from $3.5 million in fiscal 1997, and increased as a percentage of net sales to 8.2% in fiscal 1998 from 7.5% in fiscal 1997.
General and administrative expenses were $2.0 million in fiscal 1996, or 9.5% of net sales. The dollar amount increase during fiscal 1998 was primarily due to increased management, staffing and facilities in support of the Company's growth. The increased general and administrative expenses in fiscal 1998 also reflected increased investment in systems, administrative and professional fees required by expanded operations and expected future growth, together with an increased provision for bad debt expense to strengthen the Company's accounts receivable reserve position. These additional investments and costs resulted in a moderate increase in general and administrative expenses as a percentage of net sales for fiscal 1998 to 8.2% from 7.5% in fiscal 1997. The dollar amount increase in fiscal 1997 was primarily due to increased management, staffing and facilities to support the Company's expanded operations, along with additional insurance expense and professional fees related to the Company's public reporting. Commencing in fiscal 1997, general and administrative expenses included the cost of an expanded credit and collections function which replaced a significant portion of factor commission expense incurred in prior years.

     FACTOR COMMISSION AND INTEREST EXPENSE, NET OF INTEREST INCOME

     Factor commissions and net interest expense decreased by $62,000, or 31.7%, to $135,000 in fiscal 1998 from $197,000 in fiscal 1997 and $237,000 in fiscal 1996, representing 0.2%, 0.4% and 1.1% of net sales in fiscal 1998, fiscal 1997 and fiscal 1996, respectively. The reduction in the dollar amount is primarily due to interest earned on the Company's cash deposits and limiting factoring services in the United States to the specialty store channel.

     LICENSE AND ROYALTY INCOME, NET OF OTHER EXPENSE

     License and royalty income, net of other expense decreased by $197,000, or 48.2%, to $212,000, representing 0.3% of net sales in fiscal 1998, from $409,000 and 0.9% of net sales in fiscal 1997. The reduction in license and royalty income reflects the Company's shift towards direct international sales and exclusive distributor relationships and away from licensing relationships. This category also includes gains and losses from foreign currency transactions resulting in a net exchange loss of $75,000 in fiscal 1998. This decline in license and royalty income in fiscal 1998 was primarily attributable to the Company's decision to directly market big and tall merchandise and terminate its license for this category effective June 1997. In fiscal 1997, license and royalty income decreased by $48,000, or 10.7%, to $409,000 from $457,000 and 2.1% of net sales in fiscal 1996. This decline in license and royalty income was primarily due to the Company's decision to repurchase its outerwear license effective May 1996.

     INCOME TAXES

     The Company recorded $2.9 million of income tax expense in fiscal 1998, $1.6 million in fiscal 1997 and $260,000 in fiscal 1996. Tax expenses for fiscal 1998 are at the statutory rates of 34% and are expected to approximate 36% in fiscal 1999. In fiscal 1997 and fiscal 1996, tax expenses were lower than the statutory rates primarily due to the utilization of net operating loss carryforwards, the benefit of which had been previously reserved. As of April 30, 1998, there are no remaining net operating loss carryforwards available to offset future taxable income.

Quarterly Results and Seasonality

     Historically, the Company has generally experienced its lowest level of net sales in its first and third quarters, ending July 31 and January 31, respectively. Correspondingly, the Company's highest level of sales are achieved in its second and fourth quarters, ending October 31 and April 30, respectively. This seasonality has resulted primarily from the timing of shipments to golf pro shops and better specialty stores in the second and fourth quarters. Other factors contributing to the variability of the Company's quarterly results include seasonal fluctuations in consumer demand, the timing and amount of orders from key customers, the timing and magnitude of sales of seasonal remainder merchandise and availability of product. This pattern of sales creates seasonal profitability, working capital financing and liquidity issues, as the Company generally must finance higher levels of inventory during the first and third quarters when sales are lowest. Regardless of seasonal fluctuations, there can be no assurance that the Company will be profitable in any particular quarter.

     The following tables set forth certain operating data of the Company, including percentages of net sales, for the eight quarters ending April 30, 1998.


                                                                 FISCAL 1997 QUARTER ENDED
                                                    ----------------------------------------------------
                                                     July 31,    October 31,   January 31,    April 30,
                                                    -----------  -----------  -------------  -----------
                                                                                    (in thousands)
Net sales                                            $   8,000    $  12,290     $   8,452     $  17,851
Cost of sales                                            5,020        7,494         4,963        10,577
                                                    -----------  -----------   -----------   -----------
Gross profit                                             2,980        4,796         3,489         7,274
Operating expenses:
  Design and production                                    336          365           362           193
  Selling and handling                                   1,712        2,221         1,903         2,938
  General and administrative                               714          913           876         1,010
                                                    -----------  -----------   -----------   -----------
    Total operating expenses                             2,762        3,499         3,141         4,141
                                                    -----------  -----------   -----------   -----------
Operating income                                           218        1,297           348         3,133

Other income (expense):
  Factor commission and interest expense, net of
    interest income                                       (111)        (119)           40            (7)
  License and royalty income, net of other expense          96           61            92           160
                                                    -----------  -----------   -----------   -----------
    Total other income (expense)                           (15)         (58)          132           153
                                                    -----------  -----------   -----------   -----------
Income before income taxes                                 203        1,239           480         3,286
Income taxes                                                61          374           156         1,019
                                                    -----------  -----------   -----------   -----------
Net income                                           $     142    $     865     $     324     $   2,267
                                                    -----------  -----------   -----------   -----------
                                                    -----------  -----------   -----------   -----------


                                                                   FISCAL 1998 QUARTER ENDED
                                                    ---------------------------------------------------
                                                     July 31,    October 31,   January 31,   April 30,
                                                    -----------  -----------   -----------  -----------
Net sales                                            $  12,378    $  17,349     $  14,151    $  26,226
Cost of sales                                            7,418       10,204         8,199       14,821
                                                    -----------  -----------   -----------  -----------
Gross profit                                             4,960        7,145         5,952       11,405
Operating expenses:
  Design and production                                    418          605           583          514
  Selling and handling                                   2,685        3,196         2,945        4,303
  General and administrative                             1,139        1,558         1,435        1,578
                                                    -----------  -----------   -----------  -----------
    Total operating expenses                             4,242        5,359         4,963        6,395
                                                    -----------  -----------   -----------  -----------
Operating income                                           718        1,786           989        5,010

Other income (expense):
  Factor commission and interest expense, net of
   interest income                                         (11)         (41)          (42)         (41)
  License and royalty income, net of other expense          13           15            76          108
                                                    -----------  -----------   -----------  -----------
    Total other income (expense)                             2          (26)           34           67
                                                    -----------  -----------   -----------  -----------
Income before income taxes                                 720        1,760         1,023        5,077
Income taxes                                               245          600           350        1,725
                                                    -----------  -----------   -----------  -----------
Net income                                           $     475    $   1,160     $     673    $   3,352
                                                    -----------  -----------   -----------  -----------
                                                    -----------  -----------   -----------  -----------







                                                                 FISCAL 1997 QUARTER ENDED
                                                    ----------------------------------------------------
                                                     July 31,    October 31,   January 31,    April 30,
                                                    -----------  -----------  -------------  -----------
As a Percentage of Net sales:
Net sales                                                100.0%       100.0%        100.0%        100.0%
Cost of sales                                             62.8         61.0          58.7          59.3
                                                         ------       ------       ------         ------
Gross profit                                              37.2         39.0          41.3          40.7
Operating expenses:
  Design and production                                    4.2          3.0           4.3           1.1
  Selling and handling                                    21.4         18.1          22.5          16.4
  General and administrative                               8.9          7.4          10.4           5.7
                                                         ------       ------       ------         ------
    Total operating expenses                              34.5         28.5          37.2          23.2
                                                         ------       ------       ------         ------
Operating income                                           2.7         10.5           4.1          17.5

Other income (expense):
  Factor commission and interest expense, net of
    interest income                                       (1.4)        (1.0)          0.5          (0.0)
  License and royalty income, net of other expense         1.2          0.5           1.1           0.9
                                                         ------       ------       ------         ------
    Total other income (expense)                          (0.2)        (0.5)          1.6           0.9
                                                         ------       ------       ------         ------

Income before income taxes                                 2.5         10.0           5.7          18.4
Income taxes                                               0.8          3.0           1.9           5.7
                                                    -----------  -----------       ------    -----------
Net income                                                 1.7%         7.0%          3.8%         12.7%
                                                    -----------  -----------       ------    -----------
                                                    -----------  -----------       ------    -----------
                                                               FISCAL 1998 QUARTER ENDED
                                                    ------------------------------------------------
                                                    July 31,    October 31,  January 31,   April 30,
                                                   -----------  -----------  -----------  -----------
As a Percentage of Net sales:
Net sales                                               100.0%       100.0%       100.0%       100.0%
Cost of sales                                            59.9         58.8         57.9         56.5
                                                       ------       ------       ------       ------
Gross profit                                             40.1         41.2         42.1         43.5
Operating expenses:
  Design and production                                   3.4          3.5          4.1          2.0
  Selling and handling                                   21.7         18.4         20.8         16.4
  General and administrative                              9.2          9.0         10.2          6.0
                                                        ------       ------       ------       ------
    Total operating expenses                             34.3         30.9         35.1         24.4
                                                        ------       ------       ------       ------
Operating income                                          5.8         10.3          7.0         19.1
Other income (expense):
  Factor commission and interest expense, net of
    interest income                                      (0.1)        (0.2)        (0.3)        (0.1)
  License and royalty income, net of other expense        0.1          0.1          0.5          0.4
                                                        ------       ------       ------       ------
    Total other income (expense)                          0.0         (0.1)         0.2          0.3
                                                        ------       ------       ------       ------
Income before income taxes                                5.8         10.2          7.2         19.4
                                                        ------       ------       ------       ------
Income taxes                                              2.0          3.5          2.4          6.6
                                                        ------       ------       ------       ------
Net Income                                                3.8%         6.7%         4.8%        12.8%
                                                        ------       ------       ------       ------
                                                        ------       ------       ------       ------

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary need for funds is to finance working capital and to fund increased investment in its in-store fixturing program and other capital expenditures. The Company's increased working capital requirements during the three years ended April 30, 1998 related to increasing accounts receivable and finished goods inventory levels associated with growth in sales volume. To date, working capital has been funded primarily by profitable operations and by a combination of increased accounts payable, accounts receivable financing through a factor, bank borrowing, the private sale of Preferred Stock and the public sale of Common Stock.

     Net cash provided by operating activities in fiscal 1998 was $1.7 million. This resulted primarily from profitable operations and increases in accounts payable and accrued liabilities and income taxes payable totaling $2.1 million, which were partially offset by increases in inventory and accounts receivable of $758,000 and $6.0 million, respectively. The Company expects growth in inventory during fiscal 1999 to correspond more closely to sales growth than was the case in fiscal 1998, and that the rate of inventory turnover in fiscal 1999 will not increase relative to fiscal 1998.

     In fiscal 1998, net cash provided by financing activities was $1.3 million, resulting primarily from the issuance of Common Stock pursuant to the exercise of outstanding options and purchases pursuant to the Company's Employee Stock Purchase Plan and borrowings from the Company's European bank.

     Net cash used in investing activities was $2.8 million in fiscal 1998 and was substantially the result of an increased investment in furniture and equipment of $2.7 million.

     The Company incurred capital expenditures and lease purchases of $3.1 million, $2.5 million and $655,000 in fiscal years 1998, 1997 and 1996, respectively. In fiscal 1998, expenditures for capital assets included $1.2 million for in-store fixtures, $488,000 for warehouse and embroidery equipment, $738,000 for upgrades to computer hardware and software, $393,000 for leasehold improvements and a total of $281,000 for other furniture and equipment. In fiscal 1997, expenditures for capital assets included $997,000 for in-store fixtures, $917,000 for warehouse and embroidery equipment and a total of $586,000 for other furniture and equipment. In fiscal 1996, expenditures for capital assets included $284,000 for in-store fixtures, $116,000 for construction of a new trade show booth and other furniture and equipment purchases totaling $255,000. Capital expenditures of $5.0 million are planned for fiscal 1999, including $2.0 million for in-store fixtures, $1.0 million for warehouse and embroidery equipment, $700,000 for upgrades to computer hardware and software, $700,000 for leasehold improvements and a total of $600,000 for other furniture and equipment.

     The Company is a party to a loan agreement with Washington Mutual Bank d/b/a Western Bank ("Western Bank") for a $20.0 million line of credit. The Western Bank line of credit is to be used for international letters of credit, working capital advances and other corporate purposes. Interest on borrowings is charged and payable monthly at Western Bank's prime rate. The line of credit is collateralized by a security interest in the Company's inventory, accounts receivable, contract rights and general intangibles. The loan agreement contains certain restrictive covenants covering minimum working capital and tangible net worth, as well as a maximum debt to equity ratio. Western Bank and Republic Business Credit Corporation ("Republic") have entered into an intercreditor agreement allocating between them priority as to the Company's assets in which both financial institutions have a security interest.

     Pursuant to an agreement (the "Factoring Agreement") with Republic, Republic acts as the Company's sole factor in the United States for its accounts receivable. The Factoring Agreement provides that the Company can sell its qualified accounts receivable to Republic and Republic will pay the Company an amount equal to the gross amount of the Company's accounts receivable from customers reduced by certain offsets, including, among other things, discounts and returns and a .95% commission payable by the Company to Republic. The intercreditor agreement between Western Bank and Republic prohibits the Company from taking advances under the Factoring Agreement. Subject to its credit review procedures, Republic may decline to accept the credit risk on certain accounts receivable. The Factoring Agreement continues in force from year to year and may be terminated by Republic on any anniversary of its effective date (April 7) or by the Company at any time, provided that in each case the terminating party gives 60 days prior written notice.

     On February 24, 1998, the Company's European subsidiary entered into a loan agreement with Cooperatieve Rabobank "Huizen" B.A. ("Rabobank") for a $1.8 million line of credit. The line of credit with Rabobank is to be used for international letters of credit and working capital advances. Interest on borrowings is charged and payable quarterly at a variable rate (4.95% at April 30, 1998). The line of credit is secured by the Company's European inventory, an irrevocable standby letter of credit issued by Western Bank of $1.6 million and subordination of $2.2 million of intercompany debt.

     Commencing in fiscal 1997, the Company has directly managed the accounts receivable credit and collection functions associated with its sales to the golf, corporate and international distribution channels and has used Republic's accounts receivable management exclusively for its sales to the specialty store channel. The Company plans to continue to primarily use the Western Bank line of credit to fund its anticipated working capital needs.

     As of June 30, 1998, the Company had working capital of approximately $34.8 million. The Company's principal source of liquidity in fiscal 1999, in addition to cash on hand, is expected to be the Western Bank and Rabobank lines of credit, of which the Company had open letters of credit in the aggregate amount of $11.6 million and outstanding loans in the amount of $316,000 as of June 30, 1998.

     The Company believes that cash generated from operations and the ability to borrow under its lines of credit will be sufficient to meet its operating needs in fiscal 1999. However, the Company's capital needs will depend on many factors, including the Company's growth rate, the need to finance increased production and inventory levels, the success of the Company's various sales and marketing programs and various other factors. Depending upon its growth and working capital needs, the Company may require additional financing in the future through debt or equity offerings, which may or may not be available or may be dilutive. The Company's ability to obtain additional financing will depend on its operations, financial condition and business prospects, as well as conditions then prevailing in the relevant capital markets.


CURRENCY FLUCTUATIONS

     The Company's wholly owned subsidiary in Europe maintains its books of account in Netherlands guilders. Sales of Cutter & Buck product are generally denominated in the currency of the countries throughout the European Union where the Company's customers are located. Fluctuations in the currency rates between The Netherlands and those other countries give rise to a loss or gain which is reported in earnings. In fiscal 1998, the Company reported a loss of $75,000 related to such transactions.

     The Company reduces the risks associated with changes in foreign currency rates by entering into foreign exchange forward contracts to hedge transactions denominated in foreign currencies for periods of less than one year and to hedge expected payments for product purchases from non-U.S. manufacturers. Gains and losses on contracts which hedge specific foreign currency denominated commitments are recognized in the period in which the transaction is completed.

     The table below presents the amount of contracts outstanding, contract rates and unrealized gains as of April 30, 1998:


       Currency             U.S. Dollar Amount   Contract Rate   Unrealized Gain
       --------             ------------------   -------------   ---------------
British Pounds Sterling          $217,841           1.6757           $2,444


YEAR 2000

     The Company recognizes the need to ensure that its systems, applications and hardware will recognize and process transactions for the year 2000 and beyond. With the recent hire of a Chief Information Officer, the Company expects to develop a company-wide plan to identify all issues related to the impact of year 2000 issues on its internal systems during the first half of fiscal 1999. The Company plans to implement successfully the systems and programming changes necessary to address year 2000 issues with respect to its internal systems and does not believe that the cost of such actions will have a material adverse effect on its results of operations or financial condition.

     The Company has a fully integrated, real-time management information system that is specifically designed for the apparel industry. The system runs on a UNIX platform with IBM's RISC 6000 hardware. The Company has had preliminary discussions with the vendors for the apparel and the IBM RISC 6000 systems, and has received assurances from the vendors that each system is year 2000 compliant. The Company is developing a complete testing program for both systems to verify compliance.

     The Company is in the process of identifying its significant suppliers, customers and financial institutions to ensure that those parties have appropriate plans to remediate year 2000 issues when their systems interface with the Company's systems or may otherwise impact operations.

Although the Company is not presently aware of any material operational issues or costs associated with preparing its internal systems for the year 2000, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of the necessary systems and changes to address the year 2000 issues. The Company and its significant suppliers, customers, and financial institutions' inability to implement such systems and changes could have an adverse effect on future results of operations.

SELECTED FINANCIAL DATA

     The following selected financial data as of April 30, 1998 and 1997, and for each of the three years in the period ended April 30, 1998 are derived from the consolidated financial statements of Cutter & Buck Inc., which have been audited by Ernst & Young LLP, Independent Auditors, and are included elsewhere in this Annual Report. The following selected financial data as of April 30, 1996, 1995 and 1994 and for each of the two years in the period ended April 30, 1995 are derived from the Company's financial statements which were also audited by Ernst & Young LLP and are not included herein. The data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                      YEAR ENDED APRIL 30,
                                                                      -----------------------------------------------------
                                                                        1994       1995       1996       1997       1998
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                              (IN THOUSANDS EXCEPT PER SHARE DATA)
Statement of Operations Data:
Net sales                                                             $   9,882  $  13,435  $  21,645  $  46,593  $  70,104
Cost of sales                                                             6,444      8,760     13,664     28,054     40,642
                                                                      ---------  ---------  ---------  ---------  ---------
Gross profit                                                              3,438      4,675      7,981     18,539     29,462
Operating expenses:
  Design and production                                                     510        747      1,045      1,256      2,120
  Selling and handling                                                    1,781      2,446      3,858      8,774     13,129
  General and administrative                                              1,053      1,364      2,042      3,513      5,710
                                                                      ---------  ---------  ---------  ---------  ---------
    Total operating expenses                                              3,344      4,557      6,945     13,543     20,959
                                                                      ---------  ---------  ---------  ---------  ---------
Operating income                                                             94        118      1,036      4,996      8,503
Other income (expense):
  Factor commission and interest expense, net of interest income           (278)      (376)      (237)      (197)      (135)
  License and royalty income, net of other expense                          285        497        457        409        212
                                                                      ---------  ---------  ---------  ---------  ---------
    Total other income                                                        7        121        220        212         77
                                                                      ---------  ---------  ---------  ---------  ---------
Income before income taxes                                                  101        239      1,256      5,208      8,580
Income taxes                                                                 --         --        260      1,610      2,920
                                                                      ---------  ---------  ---------  ---------  ---------
Net income                                                            $     101  $     239  $     996  $   3,598  $   5,660
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------  ---------
Basic earnings per share                                              $    0.06  $    0.13  $    0.31  $    0.82  $    1.08
Diluted earnings per share                                            $    0.05  $    0.12  $    0.29  $    0.77  $    1.02
Shares used in computation of basic earnings per share                    1,684      1,780      3,232      4,388      5,234
Shares used in computation of diluted earnings per share                  1,993      2,034      3,477      4,669      5,529


                                                                                            APRIL 30,
                                                                      -----------------------------------------------------
                                                                        1994       1995       1996       1997       1998
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                                         (IN THOUSANDS)
Balance Sheet Data:
Cash                                                                  $     327  $     499  $   2,010  $   7,442  $   7,590
Receivables (1)                                                             981      2,335      7,653     14,419     20,217
Inventories                                                                 561      1,890      4,693     12,489     13,248
Working capital                                                           1,058      3,209     12,488     29,811     34,442
Total assets                                                              2,488      5,693     17,170     38,960     48,144
Long-term debt                                                               38         98         --        523        627
Total shareholders' equity                                                1,387      3,566     14,023     32,187     38,621


(1) Includes factored receivables, net of factor advances. See Note 3 of Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

                                                     ASSETS
                                                                                                APRIL 30,
                                                                                          ----------------------
                                                                                             1997        1998
                                                                                          ----------  ----------
Current assets:
  Cash                                                                                    $7,441,717  $7,589,731
  Accounts receivable, net of allowances for doubtful accounts, and returns and
    allowances of $428,561 in 1997 and $1,187,813 in 1998                                 14,419,108  20,216,721
  Inventories                                                                             12,489,410  13,247,892
  Deferred income taxes                                                                      284,000     782,545
  Prepaid expenses and other current assets                                                1,426,983   1,502,634
                                                                                         ----------- -----------
    Total current assets                                                                  36,061,218  43,339,523

Furniture and equipment, net                                                               2,646,018   4,568,515
Other assets                                                                                 252,923     236,329
                                                                                         ----------- -----------
    Total assets                                                                         $38,960,159 $48,144,367
                                                                                         ----------- -----------
                                                                                         ----------- -----------
                                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                                        $4,481,380  $5,110,405
  Accrued liabilities                                                                        740,746   1,606,994
  Income taxes payable                                                                       887,632   1,498,720
  Loan payable to bank                                                                            --     486,913
  Current portion of capital lease obligations                                               140,545     194,040
                                                                                          ----------  ----------
    Total current liabilities                                                              6,250,303   8,897,072

Capital lease obligations                                                                    522,547     626,682

Commitments

Shareholders' equity:
  Preferred stock, no par value:
    6,000,000 shares authorized; none issued and
    outstanding                                                                                   --          --
  Common stock, no par value:
    25,000,000 shares authorized; 5,156,397 issued and outstanding
      in 1997 and 5,250,796 in 1998                                                       29,750,791  30,577,648
  Retained earnings                                                                        2,507,935   8,168,003
  Currency translation adjustment                                                            (71,417)   (125,038)
                                                                                         ----------- -----------
    Total shareholders' equity                                                            32,187,309  38,620,613
                                                                                         ----------- -----------
    Total liabilities and shareholders' equity                                           $38,960,159 $48,144,367
                                                                                         ----------- -----------
                                                                                         ----------- -----------


                                         See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME


                                                       YEAR ENDED APRIL 30,
                                            -----------------------------------------
                                               1996           1997            1998
                                            -----------------------------------------
Net sales                                   $21,645,202    $46,592,758    $70,104,015
Cost of sales                                13,664,607     28,053,845     40,642,031
                                            -----------------------------------------
Gross profit                                  7,980,595     18,538,913     29,461,984

Operating expenses:
     Design and production                    1,044,692      1,256,247      2,119,831
     Selling and shipping                     3,858,184      8,773,380     13,128,725
     General and administrative               2,042,194      3,512,824      5,710,430
                                            -----------------------------------------
          Total operating expenses            6,945,070     13,542,451     20,958,986
                                            -----------------------------------------
Operating income                              1,035,525      4,996,462      8,502,998

Other income (expense):
     Factor commission and interest
       expense, net of interest income
       of $134,915 in 1996, $212,968 in
       1997 and $359,565 in 1998               (236,962)      (196,973)      (134,579)
     License and royalty income, net of
       other expense                            457,787        408,728        211,649
                                            -----------------------------------------
       Total other income                       220,825        211,755         77,070
                                            -----------------------------------------
Income before income taxes                    1,256,350      5,208,217      8,580,068
                                            -----------------------------------------
Income taxes                                    260,000      1,610,600      2,920,000
                                            -----------------------------------------
Net income                                  $   996,350    $ 3,597,617    $ 5,660,068
                                            -----------------------------------------
                                            -----------------------------------------
Basic earnings per share                    $      0.31    $      0.82    $      1.08
                                            -----------------------------------------
                                            -----------------------------------------
Diluted earnings per share                   $     0.29     $     0.77    $      1.02
                                            -----------------------------------------
                                            -----------------------------------------


See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                      Preferred Stock
                                             ----------------------------------------------------

                                                  Series A                      Series B                   Common Stock
                                             -----------------------    -------------------------    -------------------------
                                              Shares       Amount         Shares         Amount       Shares         Amount
                                             ----------   ----------    ----------     ----------    ---------     -----------
Balance, April 30, 1995                       2,932,000   $3,655,988       735,510     $1,939,469       327,819       $100,790

Sale of Series B convertible
     preferred stock, net of offering
     expenses of $66,288                             --           --       403,618      1,039,625            --             --

     Conversion of convertible preferred
          stock to common stock              (2,932,000)  (3,655,988)   (1,139,128)    (2,979,094)    1,883,021      6,635,082

     Sale of common stock, net of
          offering expenses of
          $1,770,295                                 --           --            --             --     1,455,875      8,420,830

     Net income                                      --           --            --             --            --             --
                                             ----------   ----------    ----------     ----------     ---------    -----------
Balance, April 30, 1996                              --        $  --            --          $  --     3,666,715    $15,156,702
                                             ----------   ----------    ----------     ----------     ---------    -----------
     Sale of common stock, net of
          offering expenses of
          $1,434,356                                 --           --            --             --     1,454,307     14,563,021

     Stock issued under employee
          stock purchase plan                        --           --            --             --         2,796         12,549

     Exercise of stock options                       --           --            --             --         5,812         18,519

     Exercise of stock warrants                      --           --            --             --        26,767             --

     Repayment of note receivable                    --           --            --             --            --             --

     Foreign currency translation                    --           --            --             --            --             --

     Net income                                      --           --            --             --            --             --
                                             ----------   ----------    ----------     ----------     ---------    -----------
Balance, April 30, 1997                              --        $  --            --          $  --     5,156,397    $29,750,791
                                             ----------   ----------    ----------     ----------     ---------    -----------
     Stock issued under employee
          stock purchase plan                        --           --            --             --         5,871         68,464

     Exercise of stock options                       --           --            --             --        88,528        359,908

     Tax benefit on exercise of stock options        --           --            --             --            --        398,485

     Foreign currency translation                    --           --            --             --            --             --

     Net income                                      --           --            --             --            --             --
                                             ----------   ----------    ----------     ----------     ---------    -----------
Balance, April 30, 1998                              --        $  --            --          $  --     5,250,796    $30,577,648
                                             ----------   ----------    ----------     ----------     ---------    -----------
                                             ----------   ----------    ----------     ----------     ---------    -----------

                                                 Note
                                              Receivable                   Currency
                                                 from          Retained    Translation
                                              Shareholder      Earnings    Adjustment     Total
                                              -----------    -----------   ------------ ----------
Balance, April 30, 1995                         $(44,520)    $(2,086,032)     $  --     $3,565,695

Sale of Series B convertible
     preferred stock, net of offering
     expenses of $66,288                              --              --         --      1,039,625

     Conversion of convertible preferred
          stock to common stock                       --              --         --             --

     Sale of common stock, net of
          offering expenses of
          $1,770,295                                  --              --         --      8,420,830

     Net income                                       --         996,350         --        996,350
                                                --------     -----------   --------    -----------
Balance, April 30, 1996                         $(44,520)    $(1,089,682)     $  --    $14,022,500
                                                --------     -----------   --------    -----------
     Sale of common stock, net of
          offering expenses of
          $1,434,356                                  --              --         --     14,563,021

     Stock issued under employee
          stock purchase plan                         --              --         --         12,549

     Exercise of stock options                        --              --         --         18,519

     Exercise of stock warrants                       --              --         --             --

     Repayment of note receivable                 44,520              --         --         44,520

     Foreign currency translation                     --              --    (71,417)       (71,417)

     Net income                                       --       3,597,617         --      3,597,617
                                                --------     -----------   --------    -----------
Balance, April 30, 1997                            $  --      $2,507,935   $(71,417)   $32,187,309
                                                --------     -----------   --------    -----------
     Stock issued under employee
          stock purchase plan                         --              --         --         68,464

     Exercise of stock options                        --              --         --        359,908

     Tax benefit on exercise of stock options         --              --         --        398,485

     Foreign currency translation                     --              --    (53,621)       (53,621)

     Net income                                       --       5,660,068         --      5,660,068
                                                --------     -----------   --------    -----------
Balance, April 30, 1998                            $  --      $8,168,003  $(125,038)   $38,620,613
                                                --------     -----------   --------    -----------


                            See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                YEAR ENDED APRIL 30,
                                                                                      ----------------------------------------
                                                                                          1996          1997          1998
                                                                                      ------------  ------------  ------------
OPERATING ACTIVITIES
Net income                                                                            $    996,350  $  3,597,617  $  5,660,068
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
  Depreciation and amortization                                                            231,487     1,057,348     1,385,616
  Deferred income taxes                                                                   (180,000)     (104,000)     (498,545)
  Changes in assets and liabilities:
    Receivables, net                                                                    (2,996,564)   (7,329,046)   (5,986,276)
    Inventories                                                                         (2,803,818)   (7,795,977)     (758,482)
    Prepaid expenses and other current assets                                             (584,729)     (328,011)     (188,265)
    Accounts payable and accrued liabilities                                               627,258     2,588,827     1,495,273
    Income taxes payable                                                                   400,000       487,632       611,088
                                                                                      ------------  ------------  ------------
Net cash provided by (used in) operating activities                                     (4,310,016)   (7,825,610)    1,720,477

INVESTING ACTIVITIES
Purchase of furniture and equipment                                                       (654,723)   (1,716,583)   (2,746,776)
Decrease (increase) in trademarks, patents and marketing rights                           (656,751)       83,671       (97,107)
                                                                                      ------------  ------------  ------------
Net cash used in investing activities                                                   (1,311,474)   (1,632,912)   (2,843,883)

FINANCING ACTIVITIES
Proceeds from note payable to bank                                                         114,119     3,446,718       852,145
Repayments of note payable to bank                                                              --    (3,560,837)     (365,232)
Principal payments under capital lease obligations                                        (121,563)     (125,432)     (177,392)
Net increase (decrease) in advances from factor                                         (2,320,891)      562,551       188,663
Proceeds from note receivable from shareholder                                                  --        44,520            --
Tax benefit from exercise of stock options                                                      --            --       398,485
Issuance of preferred stock                                                              1,039,625            --            --
Issuance of common stock                                                                 8,420,830    14,594,089       428,372
                                                                                      ------------  ------------  ------------
Net cash provided by financing activities                                                7,132,120    14,961,609     1,325,041
Effects of foreign exchange rate changes on cash                                                --       (71,417)      (53,621)
                                                                                      ------------  ------------  ------------
Net increase in cash                                                                     1,510,630     5,431,670       148,014

Cash, beginning of year                                                                    499,417     2,010,047     7,441,717
                                                                                      ------------  ------------  ------------
Cash, end of year                                                                     $  2,010,047  $  7,441,717  $  7,589,731
                                                                                      ------------  ------------  ------------
                                                                                      ------------  ------------  ------------
SUPPLEMENTAL INFORMATION
Cash paid during the year for interest                                                $    173,502  $    176,191  $    199,187
                                                                                      ------------  ------------  ------------
                                                                                      ------------  ------------  ------------
Cash paid during the year for income taxes                                            $     40,000  $    991,500  $  2,409,500
                                                                                      ------------  ------------  ------------
                                                                                      ------------  ------------  ------------
Noncash financing and investing activities:
  Equipment acquired with capital leases                                              $         --  $    788,524  $    335,022
                                                                                      ------------  ------------  ------------
                                                                                      ------------  ------------  ------------

                            See accompanying notes.

Notes to Consolidated Financial Statements


1.  DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Description of the Business


Cutter & Buck Inc. (the "Company") designs, sources and markets men's and women's sportswear and outerwear apparel. The Company's trade customers are principally golf pro shops and resorts, corporate sales accounts and better specialty stores. During 1995, the Company changed its name from Jones/Rodolfo Corporation to Cutter & Buck Inc.

In March 1996, the Company formed a wholly owned subsidiary, Cutter & Buck (UK) Ltd., for the purpose of direct marketing, sales and distribution of Cutter & Buck sportswear and outerwear in the United Kingdom. In May 1996, the Company formed another wholly owned subsidiary, Cutter & Buck (Europe) B.V. to perform the same function throughout Europe.


Principles of Consolidation


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


Furniture and Equipment


Furniture and equipment is carried at cost. Depreciation is provided on a straight-line basis over estimated useful lives of five years. Furniture and equipment acquired under capital leases is amortized on a straight-line basis over the lesser of the lease term or the estimated economic useful life of the asset. Store fixtures are depreciated on a straight-line basis over three years.


Advertising


Advertising costs are expensed as incurred. Advertising expense was $1,256,000, $800,000 and $326,000 for the years ended April 30, 1998, 1997 and 1996 respectively.

Income Taxes


The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.


Concentrations of Credit Risk


The Company is subject to credit risk on receivables that are not factored. These nonfactored receivables are geographically disbursed throughout the United States, Europe and selected foreign countries where formal distributor agreements exist. The Company sells its products to approved customers on an open account basis, subject to established credit limits, cash in advance or cash on delivery terms. Generally, the receivables are insured or are supported by letters of credit.


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


Stock-Based Compensation


The Company has elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Accordingly, the Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense for stock options is measured as the excess, if any, of the market price of the Company's common stock at the date of grant over the stock option exercise price. Under the Company's plans, stock options are generally granted at fair market value.


Earnings Per Share


During fiscal 1998, the Company adopted SFAS No. 128, "Earnings Per Share."
SFAS No. 128 requires presentation of basic and diluted earnings per share. Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares and equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and warrants except when the effect of their inclusion would be antidilutive.

All earnings per share amounts are calculated in accordance with SFAS No. 128. The effect of adopting the new Statement did not change the previously reported amounts.


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


New Accounting Pronouncements


In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of the Enterprise and Related Information." The Company will adopt SFAS
Nos. 130 and 131 in the first quarter of fiscal 1999. The Company does not expect the impact of SFAS Nos. 130 or 131 to be material.


2.  PREPAID EXPENSES AND OTHER CURRENT ASSETS


Prepaid expenses and other current assets consisted of the following:


                                                  April 30,
                                     ------------------------------------
                                          1997                    1998
                                     -------------           ------------
Prepaid expenses                     $   1,161,340           $  1,082,914
Sample costs                               265,643                419,720
                                     -------------           ------------
                                     $   1,426,983           $  1,502,634
                                     -------------           ------------
                                     -------------           ------------

3.  ACCOUNTS RECEIVABLE


Pursuant to the terms of factoring agreements, the Company assigns a portion of its qualifying accounts receivable to factors on a preapproved, nonrecourse basis and a portion on a recourse basis. The factors' charges, totaling $194,945 for the year ended April 30, 1998 ($160,643 in 1997 and $255,393 in
1996), include a commission on net sales and interest on advances at prime, plus 1-1/2% (10.0% at April 30, 1998). The Company is permitted to receive advances from the European factor against uncollected amounts factored. Accounts receivable consisted of the following:

                                               April 30,
                                      ---------------------------
                                          1997            1998
                                      ------------    -----------
Unmatured receivables
       Nonrecourse                    $  2,704,702    $ 2,622,705
       With recourse                        13,765      1,945,238
Matured receivables                        213,019        290,112



Advances                                  (562,551)      (751,214)
                                      ------------    -----------
       Due from factor                   2,368,935      4,106,841
Nonfactored receivables                 12,478,734     17,297,693
Allowance for doubtful accounts and
reserve for sales returns and allowance   (428,561)    (1,187,813)
                                       -----------    -----------
                                       $14,419,108    $20,216,721
                                       -----------    -----------
                                       -----------    -----------


4.  FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following:

                                              April 30,
                                        -------------------------
                                            1997           1998
                                        ----------     ----------
Leasehold improvements                 $   166,293     $  585,906
Equipment                                1,618,871      3,074,654
Store fixtures                           1,281,447      2,466,500
Furniture and other fixtures               750,681        759,073
                                       -----------     ----------
                                         3,817,292      6,886,133
Less accumulated depreciation and
amortization                            (1,171,274)    (2,317,618)
                                       -----------     ----------
                                        $2,646,018     $4,568,515
                                       -----------     ----------
                                       -----------     ----------

The total cost of leased equipment capitalized at April 30, 1998 and 1997 was $1,123,546 and $788,524, respectively, with related accumulated depreciation of $325,387 and $135,683, respectively.

5.  LINE OF CREDIT

On February 20, 1997, the Company entered into a loan agreement with Washington Mutual Bank d/b/a Western Bank ("Western Bank") for a $20 million line of credit, replacing the Company's previous line of credit. The line of credit with Western Bank is to be used for international letters of credit, working capital advances and other corporate purposes. Interest on borrowings is charged and payable monthly at Western Bank's prime rate. The line of credit is collateralized by a security interest in the Company's inventory, accounts receivable, contract rights and general intangibles and expires on August 1, 1998. The loan agreement contains certain restrictive covenants covering minimum working capital and tangible net worth, as well as a maximum debt-to-equity ratio. Western Bank and Republic Business Credit Corporation have entered into an intercreditor agreement allocating between them priority as to the Company's assets in which both financial institutions have a security interest. At April 30, 1998, letters of credit outstanding against this line of credit totaled $9,793,530 and there were no working capital advances.

On February 24, 1998, the Company's European subsidiary entered into a loan agreement with Cooperatieve Rabobank "Huizen" B.A. ("Rabobank") for a $1.8 million line of credit. The line of credit with Rabobank is to be used for international letters of credit and working capital advances. Interest on borrowings is charged and payable quarterly at a variable rate (4.95% at April 30, 1998). The line of credit is secured by the Company's European inventory, an irrevocable standby letter of credit issued by Western Bank of $1.6 million and subordination of $2.2 million of intercompany debt. At April 30, 1998, letters of credit outstanding against this line of credit totaled $455,381 and working capital advances totaled $486,913.


6.  INCOME TAXES

The provision for income taxes consisted of the following:

                                             Year Ended April 30,
                                        -------------------------------------
                                            1996          1997        1998
                                        ----------     ----------  ----------
Current tax provision:
       Federal                          $  340,000     $1,514,600  $3,318,545
       State                               100,000        200,000     100,000
                                        ----------     ----------  ----------
                                           440,000      1,714,600   3,418,545
Deferred federal tax benefit              (180,000)      (104,000)   (498,545)
                                        ----------     ----------  ----------
                                        $  260,000     $1,610,600  $2,920,000
                                        ----------     ----------  ----------
                                        ----------     ----------  ----------

The provision for income taxes differs from the amount of tax determined by applying the federal statutory rate for the following reasons:

                                                           Year Ended April 30,
                                                 --------------------------------------
                                                    1996       1997            1998
                                                 --------------------------------------
Tax provision at federal statutory tax rate      $  427,159  $1,770,749      $2,917,223
Foreign loss not benefited                             -         33,065          73,002
Nondeductible expenses                                 -         18,862          17,834
Decrease in valuation allowance                    (259,569)   (440,278)            ---
State income taxes, net of federal benefit           66,000     132,000          66,000
Other                                                26,410      96,202        (154,059)
                                                 ----------  ----------      ----------
                                                  $ 260,000  $1,610,600      $2,920,000
                                                 ----------  ----------      ----------
                                                 ----------  ----------      ----------

The Company recorded a compensation expense in 1998 for income tax purposes of approximately $1.1 million resulting from the exercise of nonqualified stock options. The resulting tax benefit of $398,485 is included in shareholders' equity.

The 1996 and 1997 tax provisions are recorded net of the benefit of utilizing net operating loss carryforwards (approximately $500,000 in 1996 and $1,139,000 in 1997). Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                 April 30,
                                          -----------------------
                                             1997           1998
                                          --------       --------
Deferred income tax assets:
       Reserve for doubtful accounts      $145,710       $337,339
       Reserve for inventory obsolescence   33,247        140,290
       Unicap                               65,749        195,897
       Other                                50,842        112,944
                                          --------       --------
Total deferred income tax assets           295,548        786,470
Deferred income tax liabilities:
       Accelerated depreciation            (11,548)        (3,925)
                                          --------       --------
Total deferred income tax liabilities      (11,548)        (3,925)
                                          --------       --------
Net deferred taxes                        $284,000       $782,545
                                          --------       --------
                                          --------       --------

7.  COMMITMENTS

The Company leases its office facilities, a retail store and a warehouse and embroidery production facility under operating leases. Total rent expense amounted to $217,292 in 1996, $472,823 in 1997 and $684,270 in 1998.

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 1998:



      Year ending April 30,            Capital leases    Operating leases
      --------------------             --------------    ----------------
          1999                          $  308,859          $636,193
          2000                             275,778           542,445
          2001                             264,432           429,121
          2002                             107,588           199,325
          2003                              40,515           145,734
                                        ----------        ----------
Total mimimum lease payments               997,172        $1,952,818
Less amount representing interest         (176,450)       ----------
Present value of net minimum            ----------        ----------
lease payments                          $  820,722
                                        ----------
                                        ----------


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

Common Stock Warrants: In connection with the Company's initial public offering, the Company issued warrants to the underwriters of the offering to purchase 131,531 shares of Common Stock at an exercise price of $8.40. In April 1997, 52,612 of these warrants were exercised in a cashless transaction, and 26,767 shares of Common Stock were issued. The remaining warrants to purchase 78,919 shares were exercised in May 1998 with proceeds to the Company totaling $662,920.

Stock Option Plans: The Company has four stock option plans that provide for the granting of options to employees, officers and directors of the Company to purchase up to 875,313 shares of Common Stock. Options granted under the 1991 plan provide for 50% vesting on the first anniversary from the date of grant and 25% vesting on each of the second and third anniversaries. Options granted under the 1995 employee plan generally provide for vesting over a four-year period with vesting at 25% each year. Options granted under the 1995 director plan become exercisable six months after the date of grant. Options granted under the 1997 plan generally provide for vesting over a five-year period with vesting at 20% each year. Options under the plans expire after 10 years and have been granted at fair value on the date of grant.

The fair value of stock options used to calculate pro forma net income and net income per share disclosures was determined using the Black-Scholes option-pricing model with the following assumptions in effect on the option grant date: risk-free interest rate of 5.5% to 6.8%; expected volatility of 49% to 68%; expected holding period of 3 to 5 years from the vest date; and a dividend yield of 0.0%. Had compensation been recognized based on the fair value at the date of grant for options awarded under the plan, pro forma amounts of the Company's net income and net income per share would have been as follows:

                                                     April 30,
                                          -------------------------------------
                                           1996           1997          1998
                                          --------      ---------    ----------
Net income                                $996,350     $3,597,617    $5,660,068
Pro forma compensation expense under
        SFAS No. 123                       (41,476)      (177,457)     (544,717)
                                          --------     ----------    ----------
Pro forma net income under SFAS No. 123   $954,874     $3,420,160    $5,115,351
                                          --------     ----------    ----------
                                          --------     ----------    ----------

Pro forma diluted earnings per share       $  0.27        $  0.73     $  0.93


Under SFAS No. 123, compensation expense representing the fair value of the option grant is recognized over the vesting period. The initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in earnings.

A summary of the Company stock option activity and related information is as follows:


                                                                                       April 30,
                                                      ----------------------------------------------------------------------------
                                                               1996                      1997                      1998
                                                      ------------------------  ------------------------  ------------------------
                                                                    Weighted                  Weighted                  Weighted
                                                                     Average                   Average                   Average
                                                                    Exercise                  Exercise                  Exercise
                                                        Options       Price       Options       Price       Options       Price
                                                      -----------  -----------  -----------  -----------  -----------  -----------
Balance, beginning of year                               252,074    $    2.16      407,322         5.08      438,758    $    5.78
Granted                                                  155,248         9.82       37,248        13.05      174,248        18.84
Exercised                                                     --           --       (5,812)        3.19      (88,528)        4.06
Canceled                                                      --           --           --           --       (8,250)       10.75
                                                      -----------               -----------               -----------
Balance, end of year                                     407,322    $    5.08      438,758     $   5.78      516,228    $   10.40
                                                      -----------               -----------               -----------
                                                      -----------               -----------               -----------
Exercisable at end of year                               142,224    $    2.16      246,317    $    3.74      270,267    $    5.09

The following information is provided for options outstanding and exercisable at April 30, 1998:

                                        Outstanding                                Exercisable
                    ---------------------------------------------------   --------------------------
                                          Weighted Average
                               ----------------------------------------
Range of Exercise                 Remaining                                        Weighted Average
    Prices            Options   Contractual Life      Exercise Price      Options    Exercise Price
-----------------     -------   ----------------      --------------      -------   ---------------
$ 2.16 - $ 4.74       191,169         5.9                 $  2.27         189,145         $  2.24
  7.13 -  10.75       120,499         7.9                   10.61          62,562           10.48
 12.13 -  13.63        32,624         8.8                   12.97          11,624           13.17
 15.00 -  20.56       171,936         9.3                   18.82           6,936           20.56
                      -------                                             -------
                      516,228                                             270,267
                      -------                                             -------
                      -------                                             -------


At April 30, 1998, 263,649 shares were available for future grant and 780,627 shares were reserved for future issuance.

Employee Stock Purchase Plan: In December 1995, the Company adopted an Employee Stock Purchase Plan which allows eligible employees to buy Company stock at a 15% discount from market price utilizing payroll deductions. As of April 30, 1998, 8,667 shares had been issued under the plan and 241,333 shares have been reserved for future issuance.

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

10.  EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                               Year Ended April 30,
                                                        -------------------------------------
                                                           1996         1997         1998
                                                        ---------    ----------    ----------
Numerator:
 Numerator for basic and diluted earnings
  per share -- net income                               $ 996,350    $3,597,617    $5,660,068
                                                        ---------    ----------    ----------
                                                        ---------    ----------    ----------
Denominator:
 Denominator for basic earnings
  per share -- weighted average common shares           3,232,132     4,387,636     5,234,376

Effect of dilutive securities stock options               244,397       281,503       294,657
                                                        ---------    ----------    ----------
 Denominator for diluted earnings per share             3,476,529     4,669,139     5,529,033
                                                        ---------    ----------    ----------
                                                        ---------    ----------    ----------

BASIC EARNINGS PER SHARE                                  $  0.31       $  0.82       $  1.08
DILUTED EARNINGS PER SHARE                                $  0.29       $  0.77       $  1.02

11.  QUARTERLY FINANCIAL DATA (UNAUDITED)


Financial results by quarter for the fiscal years ended April 30, 1997 and 1998 are as follows:

                                                                                  Fiscal Quarter Ended
                                                                     ----------------------------------------------
                                                                      July 31   October 31   January 31   April 30
                                                                     ---------  -----------  -----------  ---------
                                                                          (in thousands, except share amounts)
1997
      Net sales                                                       $   8,000   $  12,290    $   8,452   $  17,851
      Gross profit                                                        2,980       4,796        3,489       7,274
      Net income                                                            142         865          324       2,267
      Diluted earnings per share                                      $    0.04   $    0.22    $    0.06   $    0.42
1998
      Net sales                                                       $  12,378   $  17,349    $  14,151   $  26,226
      Gross profit                                                        4,960       7,145        5,952      11,405
      Net income                                                            475       1,160          673       3,352
      Diluted earnings per share                                      $    0.09   $    0.21    $    0.12   $    0.60

Report of Ernst & Young LLP, Independent Auditors


The Board of Directors and Shareholders
Cutter & Buck Inc.


We have audited the accompanying consolidated balance sheets of Cutter & Buck Inc. as of April 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cutter & Buck Inc. at April 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1998, in conformity with generally accepted accounting principles.


                                                             ERNST & YOUNG LLP

                                                                   (SIGNATURE)

Seattle, Washington

June 12, 1998