Form 10-K, Exhibit 13
period 2000-04-30
CUTTER & BUCK INC
filed 2000-07-31
CIK 948069

                             FELLOW SHAREHOLDERS

Fiscal 2000 was another year of growth and progress for Cutter & Buck. We grew revenues 42% to $152,453,000 and net income 33% to $10,629,000. Earnings per diluted share of $1.06 compare to $.94 in fiscal 1999 and reflect the 1,955,000 share follow-on offering we closed in July, 1999. The proceeds from the offering allowed us to reduce our borrowings and fund our working capital needs. We simply couldn't have supported the revenue growth we delivered, or achieved what we achieved this year, without this new capital and I thank you.

We remain focused on building the necessary foundation - carefully and profitably - for Cutter & Buck's emergence as a premier lifestyle brand. During fiscal 2000 that meant channel expansion, product extensions, and investments in talent, information systems, facilities and organizational structures. It meant devising new consumer-focused advertising campaigns, building sufficient inventory to satisfy demand, and laying the groundwork for greater efficiencies in customer care and fulfillment. It also meant building an even stronger initiative to social accountability, becoming a charter member of Social Accountability 8000, an association committed to human rights and improved living conditions around the globe.

                       [GRAPHIC SHOWING THAT NET SALES
                         GREW 42.1% COMPARED TO 1999]

                     [GRAPHIC SHOWING THAT NET INCOME GREW
                            32.7% COMPRED TO 1999]

The year brought highs, most notably the markets' enthusiastic reception to our more fashionable product portfolio and new Company-owned stores, and lows, such as our inability in the fourth quarter to maintain our 19 quarters of meeting or beating analysts' expectations. Results for the year clearly vindicated our decision to ramp up our Classics inventory so we could satisfy strong demand in our Corporate channel and just-in-time ordering by our golf and resort accounts. The year also demonstrated the tremendous momentum and wide appeal of the Cutter & Buck brand through multiple channels and to numerous audiences.

Our brand has always clearly communicated a particularly American appeal, where a relaxed lifestyle is widely desired and life smoothly transitions from office to golf course and on, perhaps, to a casual dinner with friends. But not long ago, Cutter & Buck was known primarily for its men's knit shirts available largely through golf pro shops and prestigious resorts. Today, Cutter & Buck is a brand leader in a number of channels with a rich product portfolio appealing to men and women for both active sport and casual business wear. We now distribute our garments through a growing number of complementary channels, some of which are beginning to rival the scale of our maturing golf channel. Golf, which generated 16% more revenues than last year from 10% more accounts, represented 39% of our fiscal 2000 revenues. Corporate, Specialty Retail, International and Other channels grew 73%, 49%, 35% and 108% respectively. Corporate now accounts for 37% of our revenues. Our 730 specialty retail accounts generated 11% of revenues and our International channel, which includes our wholly-owned European subsidiary, and distributors and licensees covering nearly every important consumer market in the world, was responsible for 7% of revenues.

Cutter & Buck Company-owned stores, whose results are reported as part of our Other category, are providing an exciting new venue where we can showcase the incredible array of fashion sportswear that we offer. These stores are branding outposts for Cutter & Buck, providing us with the perfect backdrop for merchandising our apparel and accessories and giving us a laboratory for interacting directly with our consumers. They also provide a strong new revenue stream. By year-end, we were successfully operating stores in upscale retail environments in Seattle, Denver, Portland, Mission Viejo, Atlanta and Orlando. To date, the stores have met or beat our expectations and were even instrumental in netting us a new distributor relationship with Seibu Department Stores of Japan.

We expect to open another three to five Cutter & Buck Company-owned stores and to add considerably to our dedicated Golf, Specialty Retail and Corporate sales forces in the coming year. Our wealth of product provided more sales opportunities than our Golf sales force, in particular, could address this year. We will be organizing our expanded Golf sales force into men's and women's divisions. We expect this to allow for greater expertise in the presentation of each line, more timely account servicing and deeper account penetration.

                    [GATEFOLD GRAPHIC SHOWING PHOTOGRAPHS
                                  OF PRODUCTS]

                   [GATEFOLD GRAPHIC SHOWING PHOTOGRAPHS
                                  OF PRODUCTS]

Each of our channels plays an important role in our growth and branding strategies and provides us with significant opportunities. They also provide us with a solid foundation for launching the Cutter & Buck brand into the mainstream. Look for us to launch a focused Internet strategy to augment our existing channels in fiscal 2001 and to spend significantly more on consumer direct marketing to support a well-planned campaign to build brand impressions with consumers. Directly targeting consumers should drive traffic to each of our channels, and we also expect it to both build and reinforce brand loyalty with upscale consumers.

Our elegant women's wear line, originally introduced for underserved women golfers, has received a warm welcome by the broader market as we have added fashion collections for our specialty stores. We now offer a broad range of wool pants, knit skirts, sweater sets, shorts, pants and tops in casual cuts, colors, shapes and materials to growing numbers of specialty retailers and to our company-owned stores. This broader, richer women's collection was a key driver in our account growth and penetration across all our channels in Fiscal 2000.

Our crossover success with our women's wear line caused us to rethink our men's wear collections. Fashion goals and active sportswear goals sometimes diverge for men the same way they do for women and we elected to capitalize on this natural segmentation by adding new fashion cuts, colors and shapes to our men's wear line. These new components are targeted at weekend and business casual wear and have been very well received by our specialty retailers and in our own retail stores. We also introduced travel bags, shoes and ties to complement our existing product lines. These accessories add texture and ambience to our lifestyle collection, along with revenue potential.

Growing on many fronts clearly exposes Cutter & Buck to new and different challenges even as it brings the Company closer to becoming a premier lifestyle brand with the attractive business leverage and opportunity that this status would entail. We recognize this, and it is one of the reasons we continue to make infrastructure investments in anticipation of growth. This means growing operating expenses more rapidly than revenue. It also means proactively investing in people, information systems, relationships and capacity that can mitigate the risks often times associated with rapid growth.

We undertook two major capacity-building efforts in fiscal 2000. The first was our new distribution facility. This came on-stream in January 2000 and is designed to support our growth for the next three to five years. At year-end we began to phase in the attendant automated warehouse management system. We sequenced the move and the system implementation to minimize the affect to ongoing operations. The new capacity and systems should provide us with considerable opportunity for efficiency improvements and margin expansion.

                   [GRAPHIC SHOWING THAT DILUTED EARNINGS
                   PER SHARE GREW 12.8% COMPARED TO 1999]

                    [GRAPHIC SHOWING THAT CUTTER & BUCK
                       HAS 7 RETAIL STORES NATIONWIDE]

The second effort was charting a roadmap for our information systems and bringing the talent on-board to conceptualize and implement it. We believe that information technology, wisely deployed, can provide Cutter & Buck with a clear competitive advantage. Fiscal 2000 was a year of thinking deeply about our business, our evolving environment and our future. We are now beginning to evaluate and develop the systems and tools that will allow us to care for our expanding relationships with customers and consumers, efficiently and effectively.

Cutter & Buck is firmly established as a leading brand in the golf and quality corporate channels. Our brand has strong momentum in the specialty retail channel and is enjoying an excellent reception in new Company-owned retail locations. We have good international representation and our e-commerce options are still largely untapped. We've demonstrated an ability to successfully penetrate new channels and have identified and invested in the success ingredients that distinguish each of them. Along the way we've built a talented team of designers and salespeople, managers and executives. We're well positioned to become a premier lifestyle brand in the hearts and minds of discriminating consumers everywhere. Thank you for joining us in our quest.





                               /s/ Harvey N. Jones



                          Harvey N. Jones. CEO and Chairman

                           [BAR GRAPHS SHOWING 5-YEAR
                               FINANCIAL REVIEW]

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

You should read this section together with "Selected Financial Data" and our consolidated financial statements and related notes thereto included elsewhere in this Annual Report. In addition to the historical information contained here, this Annual Report contains forward-looking statements that involve risks and uncertainties. Forward-looking statements typically are identified by the use of such terms as "may," "will," "expect," "believe," "anticipate," "estimate," "plan" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual growth and results could differ materially from those contained in the forward-looking statements due to a number of factors, which include, but are not limited to the following: style changes and product acceptance, relations with suppliers, the ability of the Company to control costs and expenses, the ability of the Company to carry out successful design and planned product and brand messaging/extension activities and to penetrate its chosen distribution channels, competition, dependence on key personnel, foreign currency risks, risks associated with opening and operating retail locations, the ability of the Company to timely implement the remaining phases of the warehouse management system, technological change, political and trade relations and general economic conditions. Additional information on these and other factors that could affect the Company's financial results is set forth below and in our Securities and Exchange Commission filings.

All references to fiscal years are references to our fiscal year ended April 30.


OVERVIEW

Cutter & Buck is a lifestyle brand with broad demographic appeal, targeted to men and women who seek American styles updated with the latest textile and fashion innovations. We sell our distinctive sportswear, fashion and outerwear products primarily through golf pro shops and resorts, corporate accounts, specialty retail and selected department stores, international, and other channels including Company-owned retail stores. In fiscal 2000, net sales to golf pro shops and resorts represented 38.8% of our net sales, corporate accounts represented 37.0% of our net sales, specialty retail and selected department stores represented 10.5% of our net sales, international represented 7.1% of our net sales and other distribution channels, including company-owned retail, represented 6.6% of our net sales.

We have grown sales in our five primary channels of distribution over the last five years through an increase in the number of accounts and an increase in the average annual net sales per account. The increase in the number of accounts is primarily due to the growth in the size of our direct sales force. We have increased average annual net sales per account by offering more product styles and increasing the average annual net sales per style. We believe the increased purchasing levels by our customers also reflect strong cooperative working relationships in the area of fixturing and merchandising our coordinated product line, and growing consumer recognition of our brand. We recognize our revenue at the time the product is shipped to the account, and there is no right to return other than for defective products.

As our sales volume has increased, we have continued to invest in management and systems to strengthen our sales and marketing efforts. We have also expanded our customer support, embroidery services and distribution center operations. These actions have resulted in an increase in operating expenses as a percentage of net sales. With the increase in our sales volume, our negotiating leverage to purchase product at lower unit costs has increased, and as a result we have experienced improvements in gross margin.

Our flagship retail store is located in Seattle and we have additional stores in Denver, Orlando, Mission Viejo, Portland and Atlanta. We expect to open another three to five stores in selected metropolitan markets during fiscal 2001.

RESULTS OF OPERATIONS

The following table sets forth, for the fiscal years indicated, certain consolidated statements of income data expressed as a percentage of net sales:


Year Ended April 30,                                         1998          1999         2000
---------------------------------------------------------------------------------------------
Consolidated Statements of Income Data:
Net sales                                                   100.0%        100.0%        100.0%
Cost of sales                                                58.0          56.9          55.7
                                                            -----         -----         -----
Gross profit                                                 42.0          43.1          44.3
Operating expenses:
   Design and production                                      3.0           2.7           2.3
   Selling and shipping                                      18.7          20.7          23.6
   General and administrative                                 8.2           8.0           7.4
                                                            -----         -----         -----
      Total operating expenses                               29.9          31.4          33.3
Operating income                                             12.1          11.7          11.0

Other income (expense):
   Factor commission and interest expense,
      net of interest income                                 (0.2)         (0.4)         (0.3)
   License and royalty income, net of other expense           0.3           0.4           0.2
                                                            -----         -----         -----
      Total other income (expense)                            0.1           0.0          (0.1)
                                                            -----         -----         -----
Income before income taxes                                   12.2          11.7          10.9
Income taxes                                                 (4.1)         (4.2)         (3.9)
                                                            -----         -----         -----
Net income                                                    8.1%          7.5%          7.0%
                                                            -----         -----         -----


YEAR ENDED APRIL 30, 2000 COMPARED TO THE YEAR ENDED APRIL 30, 1999

Net Sales

During fiscal 2000, total net sales increased $45.2 million, or 42.1%, to $152.5 million. The detail of net sales by distribution channel is as follows:

Percent
Year Ended April 30,                             1999           2000      Increase         Change
-----------------------------------------------------------------------------------------------------
In millions, except percent change
Golf                                            $51.0         $ 59.1          $8.1           15.9%
Corporate                                        32.7           56.4          23.7           72.5
Specialty stores                                 10.8           16.1           5.3           49.1
International                                     8.0           10.8           2.8           35.0
Other                                             4.8           10.1           5.3          110.4
                                            ---------       --------      --------       --------
                                               $107.3         $152.5        $ 45.2           42.1%
                                            ---------       --------      --------       --------

The $8.1 million increase in net sales to the golf distribution channel in fiscal 2000 represented approximately 17.9% of the total increase in net sales for the year. This growth in net sales to the golf distribution channel is primarily attributable to an increase in the number of golf pro shops purchasing Cutter & Buck products, an increase in the average annual net sales per golf pro shop and increasing brand awareness. Approximately 4,200 golf pro shops purchased our products in fiscal 2000 compared to approximately 3,800 golf pro shops in fiscal 1999. We believe that the golf distribution channel comprises approximately 15,000 U.S. golf pro shops of which we are presently targeting approximately the top 5,200. The increase in the number of our golf pro shop customers is primarily due to the growth in the size of our golf sales force. The increase in average annual net sales per golf pro shop for fiscal 2000 compared to fiscal 1999 is the result of offering more product styles, including women's styles, in-store fixturing programs and increased brand recognition among consumers.

Net sales through the corporate distribution channel increased $23.7 million, or approximately 72.5%, to $56.4 million in fiscal 2000 from $32.7 million in fiscal 1999. The increase in fiscal 2000 represented approximately 52.4% of the total increase in net sales for the year. This increase is primarily attributable to the increased size and effectiveness of our exclusive corporate channel sales force, increases in product styles and inventory levels of our Classics products, relationships with a greater number of promotional products companies that resell Cutter & Buck apparel to corporate accounts and our growing brand strength.

Specialty store sales increased $5.3 million or approximately 49.3% to $16.1 million in fiscal 2000 representing approximately 10.5% of our net sales in fiscal 2000. This increase is primarily attributable to the increase in the number of specialty stores purchasing Cutter & Buck products. As of April 30, 2000, we had 26 sales representatives selling to better specialty stores compared to 4 in fiscal 1999. International sales which include our wholly owned European subsidiary, distributors and licensees increased $2.8 million or approximately 35.1% to $10.8 million in fiscal 2000. Sales to other distribution channels, including liquidation and company-owned retail also increased from $4.8 million or 4.5% of net sales in fiscal 1999 to $10.1 million or 6.6% of net sales in fiscal 2000.

Although the golf sales channel is maturing, we anticipate continued sales growth in all of our distribution channels in fiscal 2001, with the corporate sales channel expected to achieve the largest increase in net sales.

Net sales per channel comprises gross sales per channel less product returns per channel less a charge for price adjustments, allowances and non-physical credits allocated per channel proportional to sales volume each month.

Cost of Sales

In fiscal 2000, our cost of sales was 55.7% of net sales, compared to 56.9% in fiscal 1999. The decrease during fiscal 2000 was primarily due to higher production volumes which has given us the ability to expand our international sourcing and has enhanced our negotiating leverage to purchase product at lower unit costs. This reduction in lower unit costs was partially offset by slightly higher liquidation sales in fiscal 2000 compared to fiscal 1999, a discount program that was offered to the golf channel for the spring season and higher unit embroidery costs.

Design and Production Expenses

Design and production expenses increased by $0.6 million, or 18.9%, to $3.5 million in fiscal 2000 from $2.9 million in fiscal 1999 but decreased as a percentage of net sales to 2.3% in fiscal 2000 from 2.7% in fiscal 1999. The dollar increase was primarily attributable to increased management and staffing costs to support our expanding sportswear collection including the women's line and golf footwear, and increased embroidery development costs for the golf and corporate distribution channels. These increases were more than offset by the benefits of higher sales volume which resulted in an overall reduction in design and production costs as a percentage of net sales in fiscal 2000 compared to fiscal 1999.

Selling and Shipping Expenses

Selling and shipping expenses increased by $13.8 million, or 62.4%, to $36.0 million in fiscal 2000 from $22.2 million in fiscal 1999, and increased as a percentage of net sales to 23.6% in fiscal 2000 from 20.7% in fiscal 1999. The increase in selling expenses was attributable to increased salaries and commissions, travel expense and sales samples expense associated with a larger sales force, and increased customer service staffing, trade advertising, fixturing and trade show costs associated with higher sales volume. The increase in shipping expenses was due to increased warehouse staffing expense, facilities costs and packaging costs directly associated with the Company's increased sales volumes and higher levels of inventory. Costs associated with the move to the new distribution center also contributed to the increase in shipping expenses. The store level operating expenses associated with the company-owned retail stores are also included in selling and shipping expenses and reflect expenses associated with six retail locations during fiscal 2000 compared to one in the fiscal
1999.

We increased the size of our exclusive sales force for the corporate distribution channel to 51 sales representatives by the end of fiscal 2000 from 28 at the end of fiscal 1999. We also strengthened our domestic golf sales force by increasing the percentage of employee representatives selling Cutter & Buck products exclusively as opposed to independent, multi-line sales representatives. In fiscal 2000, we increased the percentage of exclusive representatives within the golf sales force to 92% from 86% in fiscal 1999. The number of sales representatives in the golf distribution channel increased to 53 at the end of fiscal 2000 from 36 at the end of fiscal 1999. We also increased the size of our sales force to the specialty retail channel to 26 sales representatives at the end of fiscal 2000 compared to 4 at the end of fiscal 1999. Due to the addition of a women's line and the increase in our sales force for our golf and corporate channels, we have increased the number of samples produced for use by our sales force and in our corporate showrooms. At April 30, 2000 we had capitalized $1.3 million of cost of samples that relate primarily to the Fall 2000 and Spring 2001 lines. The cost of these samples will be amortized as selling expenses during the six months of each selling season. Selling seasons begin on May 1 and November 1 of each year.

During fiscal 2000, we purchased and installed $1.6 million of in-store and concept shop fixturing to enhance collection merchandising in approximately 1,040 of our customers' locations, reaching a total of approximately 2,100 golf pro shops and specialty stores by the end of fiscal 2000. In fiscal 1999, we purchased and installed $1.7 million of in-store and concept shop fixturing. We expect to purchase and install approximately $1.0 million of in-store fixturing and concept shops in fiscal 2001. Customer eligibility for the fixturing program is based on minimum order commitments for Cutter & Buck products. The investment in these fixtures is amortized as a marketing expense over a three year period.

General and Administrative Expenses

General and administrative expenses increased by $2.6 million, or 30.5%, to $11.3 million in fiscal 2000 from $8.6 million in fiscal 1999, but decreased as a percentage of net sales to 7.4% in fiscal 2000 from 8.0% in fiscal 1999. The dollar increase during fiscal 2000 was due to increased management and staffing, including a team hired to manage our retail operations and a director of e-business development. The increased general and administrative expenses in fiscal 2000 also reflected increased depreciation expense associated with information technology initiatives and corporate facilities as well as increased legal and accounting fees. Since these expenses grew at a slower rate than the growth in sales, general and administrative expenses decreased as a percentage of net sales.

Operating Income

As a result of the above items, operating income increased by $4.3 million, or 34.1%, to $16.8 million in fiscal 2000 from $12.5 million in fiscal 1999, but decreased as a percentage of net sales to 11.0% in fiscal 2000 from 11.7% in fiscal 1999.

Factor Commission and Interest Expense, Net of Interest Income

Factor commission and interest expense, net of interest income, increased by approximately $0.1 million to $0.5 million in fiscal 2000 from $0.4 million in fiscal 1999, but decreased as a percentage of net sales to 0.3% in fiscal 2000 from 0.4% in fiscal 1999. The dollar increase is primarily due to interest expense resulting from capital leases entered into during fiscal 2000, interest expense relating to the $5 million term credit facility which was outstanding for all of fiscal 2000 versus a portion of fiscal 1999 and higher interest rates on our European line of credit. Factoring during fiscal 2000 was limited to our European operations.

License and Royalty Income, Net of Other Expense

License and royalty income, net of other expense, decreased by $0.1 million, or 28.2%, to $0.3 million, representing 0.2% of net sales in fiscal 2000, from $0.4 million and 0.4% of net sales in fiscal 1999. This category also includes gains and losses from foreign currency transactions which resulted in a net transaction gain of $43,000 in fiscal 2000 compared to $19,000 in fiscal 1999. The decrease in license and royalty income in fiscal 2000 was due to the termination of our licensee agreement in Japan.

Income Taxes

We recorded $6.0 million of income tax expense in fiscal 2000. Income taxes for fiscal 2000 and 1999 are at an effective rate of 36%.



YEAR ENDED APRIL 30, 1999 COMPARED TO THE YEAR ENDED APRIL 30, 1998

Net Sales

During fiscal 1999, net sales increased by $37.2 million, or 53.1%, to $107.3 million. The detail of net sales by distribution channel is as follows:

                                                                          Increase        Percent
Year Ended April 30,                             1998            1999    (Decrease)        Change
------------------------------------------------------------------------------------------------------
In millions, except percent change
Golf                                            $31.8         $ 51.0         $19.2            60.4%
Corporate                                        17.2           32.7          15.5            90.1
Specialty stores                                  9.3           10.8           1.5            16.1
International                                     6.0            8.0           2.0            33.3
Other                                             5.8            4.8          (1.0)          (17.2)
------------------------------------------------------------------------------------------------------
                                                $70.1         $107.3         $37.2            53.1%
------------------------------------------------------------------------------------------------------


The $19.2 million increase in net sales to the golf distribution channel in fiscal 1999 represented approximately 51.6% of the total increase in net sales for the year. This growth in net sales to the golf distribution channel is primarily attributable to an increase in the number of golf pro shops purchasing Cutter & Buck products, an increase in the average annual net sales per golf pro shop and increasing brand awareness. Approximately 3,800 golf pro shops purchased our products in fiscal 1999 compared to approximately 3,000 golf pro shops in fiscal 1998. We believe that the golf distribution channel comprises approximately 15,000 U.S. golf pro shops of which we are presently targeting approximately the top 5,200. The increase in the number of our golf pro shop customers is primarily due to the growth in the size of our golf sales force. The increase in average annual net sales per golf pro shop for fiscal 1999 compared to fiscal 1998 is the result of offering more product styles, including women's styles, in-store fixturing programs and increased brand recognition among consumers.

Net sales through the corporate distribution channel increased $15.5 million, or approximately 90.1%, to $32.7 million in fiscal 1999 from $17.2 million in fiscal 1998. The increase in fiscal 1999 represented approximately 41.7% of the total increase in net sales for the year. This increase is primarily attributable to the increased size and effectiveness of our exclusive corporate channel sales force, increases in our product styles and inventory levels of our Classics products, relationships with a greater number of promotional products companies that resell Cutter & Buck apparel to corporate accounts and our growing brand strength.

Specialty store sales increased $1.5 million or approximately 16.1% to $10.8 million in fiscal 1999 representing approximately 10.1% of our net sales in fiscal 1999, a decrease from 13.3% in fiscal 1998. International sales which include our wholly-owned European subsidiary, distributors and licensees increased $2.0 million or approximately 33.3% to $8.0 million from $6.0 million in fiscal 1998. Sales to other distribution channels, including liquidation and company-owned retail stores, declined from $5.8 million or 8.3% of net sales in fiscal 1998 to $4.8 million or 4.5% of net sales in fiscal 1999. We anticipate continued sales growth in each of our three primary distribution channels in fiscal 2000, with the corporate sales channel expected to achieve the largest increase in net sales.

Net sales per channel comprises gross sales per channel less product returns per channel less a charge for price adjustments, allowances and non-physical credits allocated per channel proportional to sales volume each month.

Cost of Sales

In fiscal 1999, our cost of sales was 56.9% of net sales, compared to 58.0% in fiscal 1998. The decrease during fiscal 1999 was primarily due to economies of scale. Higher production volumes have given us increased negotiating leverage to purchase product at lower unit costs and the ability to expand our international sourcing. The reduction in the cost of sales percentage resulting from economies of scale was partially offset by costs resulting from expansion of our in-house embroidery capacity during the first half of fiscal 1999.

Design and Production Expenses

Design and production expenses increased by $0.8 million, or 37.5%, to $2.9 million in fiscal 1999 from $2.1 million in fiscal 1998 and decreased as a percentage of net sales to 2.7% in 1999 from 3.0% in 1998. The dollar increase in these expenses was primarily attributable to increased management and staffing costs associated with the addition of the women's line and the golf shoe product extension, increased embroidery design costs for the golf and corporate distribution channels and increased expenses associated with our efforts to further diversify and monitor production sourcing. These increases were more than offset by the benefits of economies of scale which resulted in an overall reduction in design and production costs as a percentage of sales in fiscal 1999 compared to fiscal 1998.

Selling and Shipping Expenses

Selling and shipping expenses increased by $9.0 million, or 68.9%, to $22.2 million in fiscal 1999 from $13.1 million in fiscal 1998, and increased as a percentage of net sales to 20.7% in fiscal 1999 from 18.7% in fiscal 1998. The increase was primarily attributable to increased salaries and commissions, management and marketing expenses and additional direct overhead costs of the warehouse operation associated with increased sales volumes and higher levels of inventory. The store level operating expenses associated with the new company-owned retail store in Seattle, Washington also contributed to increased selling and handling expenses during fiscal 1999.

We increased the size of our sales force for the corporate distribution channel to 28 sales representatives at the end of fiscal 1999 from 27 at the end of fiscal 1998. We also strengthened our domestic golf sales force by increasing the percentage of employee representatives selling Cutter & Buck products exclusively as opposed to independent, multi-line sales representatives. In fiscal 1999, we increased the percentage of exclusive representatives within the golf sales force to 86% from 73% in fiscal 1998. The number of sales representatives in the golf distribution channel increased to 36 at the end of fiscal 1999 from 33 at the end of fiscal 1998. In fiscal 1999 we also added a total of four sales managers to our corporate and golf distribution channels. During fiscal 1999, we had three regional sales representatives working in the specialty store channel and one sales representative exclusively dedicated to the big and tall market. Due to the addition of a women's line and the increase in our sales force for our golf and corporate channels, we have increased the number of samples produced for use by our sales force and in our corporate showrooms. At April 30, 1999 we had capitalized $1.7 million of cost of samples that relate primarily to the Fall 1999 and Spring 2000 lines. The cost of these samples will be amortized as selling expenses during the six months of each selling season. Selling seasons begin on May 1 and November 1 of each year.

During fiscal 1999, we purchased and installed $1.7 million of in-store and concept shop fixturing to enhance collection merchandising in approximately 380 of our customers' locations, reaching a total of approximately 1,060 golf pro shops and specialty stores by the end of fiscal 1999. In fiscal 1998, we purchased and installed $1.2 million of in-store fixturing. We expect to purchase and install an additional $1.3 million of in-store fixturing and concept shops in fiscal 2000. Customer eligibility for the fixturing program is based on minimum order commitments for Cutter & Buck products. The investment in these fixtures is amortized as a marketing expense over a three year period.

General and Administrative Expenses

General and administrative expenses increased by $2.9 million, or 51.2%, to $8.6 million in fiscal 1999 from $5.7 million in fiscal 1998, and decreased as a percentage of net sales to 8.0% in fiscal 1999 from 8.2% in fiscal 1998. The dollar increase during fiscal 1999 was primarily due to increased management, staffing and facilities in support of our growth. The increased general and administrative expenses in fiscal 1999 also reflected increased investments in systems, technical support and professional fees required by expanded operations and planned future growth. Since these expenses grew at a slower rate than the growth in sales, general and administrative expenses decreased as a percentage of net sales.

Operating Income

As a result of the above items, operating income increased by $4.0 million, or 47.1%, to $12.5 million in fiscal 1999 from $8.5 million in fiscal year 1998, and decreased as a percentage of net sales to 11.7% in fiscal 1999 from 12.1% in fiscal 1998.

Factor Commission and Interest Expense, Net of Interest Income

Factor commission and interest expense, net of interest income, increased by approximately $0.3 million to $0.4 million in fiscal 1999 from $0.1 million in fiscal 1998, and increased as a percentage of net sales to 0.4% in fiscal 1999 from 0.2% in fiscal 1998. The increase is primarily due to interest expense resulting from increased borrowing under bank lines of credit. Factoring during fiscal 1999 was limited to the big and tall business and to our European operation. We expect to discontinue factoring our big and tall business during fiscal 2000.

License and Royalty Income, Net of Other Expense

License and royalty income, net of other expense, increased by $0.2 million, or 88.7%, to $0.4 million, representing 0.4% of net sales in fiscal 1999, from $0.2 million and 0.3% of net sales in fiscal 1998. This category also includes gains and losses from foreign currency transactions which resulted in a net transaction gain of $19,000 in fiscal 1999 compared to a net transaction loss of $75,000 in fiscal 1998. The increase in license and royalty income in fiscal 1999 was primarily attributable to contractual increases in minimum royalties with licensees.

Income Taxes

We recorded $4.5 million of income tax expense in fiscal 1999. Income taxes for fiscal 1999 are at an effective rate of 36% compared to 34% for fiscal 1998.


QUARTERLY RESULTS AND SEASONALITY

Historically, we have generally experienced our lowest level of net sales in the first and third quarters ending July 31 and January 31, respectively. Correspondingly, our highest level of net sales are achieved in the second and fourth quarters, ending October 31 and April 30, respectively. This seasonality has resulted primarily from the timing of shipments to golf pro shops and better specialty stores in the second and fourth quarters. Other factors contributing to the variability of our quarterly results include seasonal fluctuations in consumer demand, the timing and amount of orders from key customers, the timing and magnitude of sales of seasonal remainder merchandise and availability of product. This pattern of sales creates seasonal profitability and working capital financing and liquidity issues, as we generally must finance higher levels of inventory during the first and third quarters when net sales are lowest. As a result, our operating results may fall below market analysts' expectations in some future quarters, which could materially harm the market price of our common stock.

The following tables set forth certain unaudited financial data, including percentages of net sales, for the eight quarters ended April 30, 2000.

Quarterly Results in Thousands

1999 Quarter Ended                           July 31, 1998   Oct. 31, 1998    Jan. 31, 1999   Apr. 30, 1999
-----------------------------------------------------------------------------------------------------------

Consolidated Statements of Income Data:
Net sales                                        $ 17,763        $ 25,993        $ 23,148        $ 40,382
Cost of sales                                      10,151          15,054          13,256          22,597
                                                 --------        --------        --------        --------
Gross profit                                        7,612          10,939           9,892          17,785
Operating expense:
   Design and production                              602             859             706             748
   Selling and shipping                             4,024           5,337           5,368           7,439
   General and administrative                       1,826           2,197           2,306           2,307
                                                 --------        --------        --------        --------
      Total operating expenses                      6,452           8,393           8,380          10,494
Operating income                                    1,160           2,546           1,512           7,291
Other income (expense):
   Factor commission and interest expense,
      net of interest income                            0             (46)            (84)           (263)
   License and royalty income,
      net of other expense                             81              94              91             134
                                                 --------        --------        --------        --------
      Total other income (expense)                     81              48               7            (129)
                                                 --------        --------        --------        --------
Income before income taxes                          1,241           2,594           1,519           7,162
Income taxes                                         (447)           (930)           (550)         (2,581)
                                                 --------        --------        --------        --------
Net income                                       $    794        $  1,664        $    969        $  4,581
                                                 --------        --------        --------        --------


2000 Quarter Ended                           July 31, 1999    Oct. 31, 1999   Jan. 31, 2000    Apr. 30, 2000
-------------------------------------------------------------------------------------------------------------


Consolidated Statements of Income Data:
Net sales                                        $ 29,189        $ 36,891        $ 31,786        $ 54,587
Cost of sales                                      16,417          20,741          17,540          30,245
                                                 --------        --------        --------        --------
Gross profit                                       12,772          16,150          14,246          24,342
Operating expense:
   Design and production                              804             879             850             932
   Selling and shipping                             7,474           8,567           8,625          11,326
   General and administrative                       2,590           2,964           2,665           3,054
                                                 --------        --------        --------        --------
      Total operating expenses                     10,868          12,410          12,140          15,312
Operating income                                    1,904           3,740           2,106           9,030
Other income (expense):
Factor commission and interest expense,
      net of interest income                         (300)             (6)            (22)           (132)
   License and royalty income,
      net of other expense                             21              61              52             154
                                                 --------        --------        --------        --------
      Total other income (expense)                   (279)             55              30              22
                                                 --------        --------        --------        --------
Income before income taxes                          1,625           3,795           2,136           9,052
Income taxes                                         (585)         (1,366)           (769)         (3,259)
                                                 --------        --------        --------        --------
Net income                                       $  1,040        $  2,429        $  1,367        $  5,793
                                                 --------        --------        --------        --------

Quarterly Results as a Percentage of Net Sales


1999 Quarter Ended                              July 31, 1998    Oct. 31, 1998     Jan. 31, 1999    Apr. 30, 1999
-----------------------------------------------------------------------------------------------------------------

Consolidated Statements of Income Data:
Net sales                                             100.0%           100.0%           100.0%           100.0%
Cost of sales                                          57.1             57.9             57.3             56.0
                                                     ------           ------           ------           ------
Gross profit                                           42.9             42.1             42.7             44.0
Operating expenses:
   Design and production                                3.4              3.3              3.0              1.8
   Selling and shipping                                22.7             20.5             23.2             18.4
   General and administrative                          10.3              8.5              9.9              5.7
                                                     ------           ------           ------           ------
      Total operating expenses                         36.4             32.3             36.1             25.9
Operating income                                        6.5              9.8              6.6             18.1
Other income (expense):
   Factor commission and interest expense,
      net of interest income                            0.0             (0.2)            (0.4)            (0.7)
   License and royalty income,
      net of other expense                              0.5              0.4              0.4              0.3
                                                     ------           ------           ------           ------
      Total other income (expense)                      0.5              0.2              0.0             (0.4)
                                                     ------           ------           ------           ------
Income before income taxes                              7.0             10.0              6.6             17.7
Income taxes                                           (2.5)            (3.6)            (2.4)            (6.4)
                                                     ------           ------           ------           ------
Net income                                              4.5%             6.4%             4.2%            11.3%
                                                     ------           ------           ------           ------


2000 Quarter Ended                               July 31, 1999    Oct. 31, 1999    Jan. 31, 2000   Apr. 30, 2000
-----------------------------------------------------------------------------------------------------------------

Consolidated Statements of Income Data:
Net sales                                             100.0%           100.0%           100.0%           100.0%
Cost of sales                                          56.2             56.2             55.2             55.4
                                                     ------           ------           ------           ------
Gross profit                                           43.8             43.8             44.8             44.6
Operating expenses:
   Design and production                                2.8              2.4              2.7              1.7
   Selling and shipping                                25.6             23.2             27.1             20.7
   General and administrative                           8.9              8.0              8.4              5.6
                                                     ------           ------           ------           ------
      Total operating expenses                         37.3             33.6             38.2             28.0
Operating income                                        6.5             10.1              6.6             16.6
Other income (expense):
   Factor commission and interest expense,
      net of interest income                           (1.0)            (0.0)            (0.1)            (0.3)
   License and royalty income,
      net of other expense                              0.1              0.2              0.2              0.3
                                                     ------           ------           ------           ------
      Total other income (expense)                     (0.9)             0.2              0.1              0.0
                                                     ------           ------           ------           ------
Income before income taxes                              5.6             10.3              6.7             16.6
Income taxes                                           (2.0)            (3.7)            (2.4)            (6.0)
                                                     ------           ------           ------           ------
Net income                                              3.6%             6.6%             4.3%            10.6%
                                                     ------           ------           ------           ------

LIQUIDITY AND CAPITAL RESOURCES

Our primary need for funds is to finance increased working capital to support sales growth and to fund capital expenditures.

Net cash used in operating activities in fiscal 2000 was $7.8 million. This resulted primarily from increases in accounts receivable, inventory and prepaid expenses and other current assets of $18.2 million, $8.5 million and $0.3 million respectively. These increases were partially offset by cash generated from profitable operations and the timing of payments for certain payables. Approximately $3.4 million of the increase in inventory relates to fashion merchandise, $1.6 million relates to footwear and accessories, $1.0 million relates to European operations, and the balance of the increase relates primarily to embroidery work in process and the addition of new retail store locations. The increase in inventory in fiscal 2000 was designed to support planned sales volume during fiscal 2001. The growth in inventory during fiscal 2001 is expected to correspond closely to sales growth. Net cash used in operating activities in fiscal 1999 was $14.5 million. This resulted primarily from increases in inventory and accounts receivable of $15.5 million and $12.5 million, respectively, which were partially offset by cash generated from profitable operations and the timing of payments of certain payables. During fiscal 1999, we purposely increased our inventory levels of Classics merchandise to support the growing on-demand requirements of the corporate distribution channel and reorder requirements of the golf distribution channel. Growth of Classics inventory during fiscal 1999 accounted for approximately $10.8 million, or 70.0%, of the total inventory increase of $15.5 million.

Net cash used in investing activities was $10.0 million in fiscal 2000 and was substantially the result of increased investment in furniture and equipment of $9.9 million. Net cash provided by financing activities was $20.4 million in fiscal 2000. The Company generated $29.4 million through the public sale of common stock, the exercise of stock options and the sales of common stock under the employee stock purchase plan. This was partially offset by the net repayment of $8.6 million of short-term borrowings and $0.4 million of principal payments under capital leases.

We made capital expenditures and lease purchases of $12.2 million, $7.2 million and $3.1 million in fiscal 2000, 1999 and 1998, respectively. In fiscal 2000, expenditures for capital assets included $3.6 million for in-store fixtures, concept shops, a PGA merchandise tent and a PGA trade show booth, $3.1 million for equipment and leasehold improvements associated with company-owned retail stores, $3.3 million for the new distribution center, embroidery equipment and warehouse management system and $2.2 million for computer hardware, software, leasehold improvements and other furniture and equipment. In fiscal 1999, expenditures for capital assets included $1.7 million for in-store fixtures, $1.2 million for warehouse and embroidery equipment, $0.6 million for equipment and leasehold improvements associated with a company-owned retail store, $3.7 million for computer hardware, software, leasehold improvements and other furniture and equipment. In fiscal 1998, expenditures for capital assets included $1.2 million for in-store fixtures, $0.5 million for warehouse and embroidery equipment, $0.7 million for upgrades to computer hardware and software, $0.7 million for leasehold improvements and other furniture and equipment.

Capital expenditures of approximately $12.0 million to 14.0 million are planned for fiscal 2001, including amounts for information technology initiatives, e-commerce development, in-store fixtures and concept shops, equipment and leasehold improvements associated with company-owned retail stores; computer hardware, software, and furniture and office equipment.

We are a party to a loan agreement with Washington Mutual Bank d/b/a Western Bank for a $40 million line of credit. Western Bank has included Bank of America, N.A. in the arrangement as a co-lender. The revolving line of credit is to be used for general corporate purposes, without limitation, repayment of any other advances, reimbursement of draws under letters of credit, equipment and leasehold improvements and other corporate purposes and provides for a $25 million sublimit for direct advances. Interest on borrowings is charged and payable monthly at either a floating rate or the LIBOR rate plus 2%, each as defined in the loan agreement, at our election. The line of credit is collateralized by a security interest in our inventory, accounts receivable, furniture and equipment, contract rights, money and other property, rents and profit including insurance proceeds, books, records, trade secrets and other formulae and general intangibles. The loan agreement contains certain restrictive covenants covering minimum working capital and tangible net worth, as well as a maximum debt to equity ratio and a limitation on capital expenditures.

The line of credit expires on August 1, 2000. We are currently renegotiating a renewal of the line of credit with Western Bank which would provide a $55 million revolving credit line during fiscal 2001 with a follow on increase up to $65 million during fiscal 2002, and would expire August 1, 2002.

Our Dutch subsidiary, Cutter & Buck (Europe) B.V., is a party to a loan agreement with Cooperatieve Rabobank "Huizen" B.A., or Rabobank, for a $4.0 million line of credit. The line of credit with Rabobank is to be used for international letters of credit and working capital advances. Interest on borrowings is charged and payable quarterly at a variable rate (5.95% at April 30, 2000). The line of credit is secured by our subsidiaries' inventory in Europe, an irrevocable standby letter of credit issued by Western Bank of $3.8 million and subordination of $3.0 million of intercompany debt.

As of April 30, 2000, we had working capital lines of credit of approximately $44.0 million with approximately $3 million outstanding against the Rabobank line of credit. In addition, we had open letters of credit in the aggregate amount of $19.6 million at April 30, 2000.

We believe that cash on hand and cash generated from operations, as well as the ability to borrow under bank lines of credit will be sufficient to meet our cash requirements in fiscal 2001. However, our capital needs will depend on many factors, including our growth rate, the need to finance increased production and inventory levels, the success of our various sales and marketing programs and various other factors. Depending upon our growth and working capital needs, we may require additional financing in the future through debt or equity offerings, which may or may not be available or may be dilutive. Our ability to obtain additional financing will depend on our operations, financial condition and business prospects, as well as conditions then prevailing in the relevant capital markets.

We extend credit to our customers based on an assessment of their financial circumstances, generally without requiring collateral. Our business is seasonal and we offer customers discounts for placing pre-season orders and extended payment terms for taking delivery before the peak shipping season. These extended payment terms increase our exposure to the risk of uncollectible receivables. Some of our customers have experienced financial difficulties in the past, and future financial difficulties of customers could materially harm our business.

Foreign Currency Exchange Risk

From time to time, we use derivative financial instruments to reduce our exposure to changes in foreign exchange rates in connection with the operations of our European subsidiaries. While these instruments are subject to risk of loss from changes in exchange rates, those losses would generally be offset by gains on the related exposure. We do not use derivative financial instruments for speculative or trading purposes. We reduce the risks associated with changes in foreign currency rates by entering into forward contracts and purchase options to hedge accounts receivable denominated in non-euro currencies. Gains and losses on contracts which hedge specific foreign currency denominated commitments are recognized in the period in which the transaction is completed. In fiscal 2000 we incurred a net foreign exchange transaction gain of $43,000 compared to $19,000 during fiscal 1999.

The fair value of foreign exchange forward contracts is based on quoted market prices. At April 30, 2000 we did not hold any forward contracts to deliver foreign currencies. To the extent we have assets and liabilities denominated in foreign currencies that are not hedged, we are subject to foreign currency transaction gains and losses.

Year 2000

The Company transitioned into the year 2000 without any material negative effects on its business, operations or financial condition. To date, the cost to address the Company's year 2000 issues have not exceeded $50,000 and all costs incurred have been expensed.

                            SELECTED FINANCIAL DATA



The tables that follow present portions of our consolidated financial statements and are not complete. You should read the following selected financial information in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The consolidated statements of income data for each of the three years in the period ended April 30, 2000 and the consolidated balance sheets data as of April 30, 1999 and 2000 are derived from our audited consolidated financial statements which are included elsewhere in this Annual Report. The consolidated statements of income data for each of the two years in the period ended April 30, 1997 and the consolidated balance sheet data as of April 30, 1996, 1997 and 1998 are derived from audited consolidated financial statements that are not included herein. Historical results are not necessarily an indication of future results.

Year Ended April 30,                               1996             1997             1998           1999              2000
---------------------------------------------------------------------------------------------------------------------------
In thousands, except per share data
Consolidated Statements of Income Data:
Net sales                                       $21,645          $46,593          $70,104         $107,286         $152,453
Cost of sales                                    13,664           28,054           40,642           61,058           84,943
                                              ---------        ---------        ---------       ----------        ---------
Gross profit                                      7,981           18,539           29,462           46,228           67,510
Operating expenses:
   Design and production                          1,045            1,256            2,120            2,915            3,465
   Selling and shipping                           3,858            8,774           13,129           22,168           35,992
   General and administrative                     2,042            3,513            5,710            8,636           11,273
                                              ---------        ---------        ---------       ----------        ---------
      Total operating expenses                    6,945           13,543           20,959           33,719           50,730
                                              ---------        ---------        ---------       ----------        ---------
Operating income                                  1,036            4,996            8,503           12,509           16,780
Other income (expense):
   Factor commission and interest
      expense, net of interest income              (237)            (197)            (135)            (393)            (460)
   License and royalty income,
      net of other expense                          457              409              212              400              288
                                              ---------        ---------        ---------       ----------        ---------
      Total other income (expense)                  220              212               77                7             (172)
                                              ---------        ---------        ---------       ----------        ---------
Income before income taxes                        1,256            5,208            8,580           12,516           16,608
Income taxes                                        260            1,610            2,920            4,508            5,979
                                              ---------        ---------        ---------       ----------        ---------
Net income                                    $     996        $   3,598        $   5,660        $   8,008        $  10,629
                                              ---------        ---------        ---------       ----------        ---------

Basic earnings per share                          $0.21            $0.55            $0.72            $0.98            $1.08
Diluted earnings per share                        $0.19            $0.51            $0.68            $0.94            $1.06
Shares used in computation of:
   Basic earnings per share                       4,848            6,581            7,852            8,212            9,839
   Diluted earnings per share                     5,215            7,004            8,294            8,562           10,021



April 30,                                          1996             1997             1998             1999             2000
---------------------------------------------------------------------------------------------------------------------------
In thousands, except per share data
Consolidated Balance Sheets Data:
Cash                                          $   2,010        $   7,442        $   7,590        $   4,760        $   7,367
Working capital                                  12,488           29,811           34,391           44,911           77,101
Total assets                                     17,170           38,960           48,144           80,589          118,547
Short-term debt                                     114              141              681           12,305            4,455
Long-term debt                                     --                523              627            5,907            6,545
Total shareholders' equity                       14,023           32,187           38,621           48,908           88,907

                                       41

                          CONSOLIDATED BALANCE SHEETS

April 30,                                                                      1999                 2000
--------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                          $   4,760,259        $   7,366,612
   Accounts receivable, net of allowances for doubtful accounts
      and returns of  $1,726,191 in 1999 and $2,351,024 in 2000          32,518,666           50,462,713
   Inventories                                                           28,620,774           36,739,933
   Deferred income taxes                                                  1,496,945            2,178,165
   Prepaid expenses and other current assets                              3,288,538            3,447,789
                                                                      -------------        -------------
      Total current assets                                               70,685,182          100,195,212
Furniture and equipment, net                                              9,478,174           17,813,391
Deferred income taxes                                                       127,715              136,090
Other assets                                                                297,708              401,992
                                                                      -------------        -------------
      Total assets                                                    $  80,588,779        $ 118,546,685
                                                                      -------------        -------------

Liabilities and Shareholders' Equity
Current liabilities:
   Short-term borrowings                                              $  12,084,704        $   3,036,551
   Accounts payable                                                       6,807,324           12,086,335
   Accrued liabilities                                                    3,635,341            3,129,393
   Income taxes payable                                                   3,025,968            3,423,068
   Current portion of capital lease obligations and debt                    220,546            1,418,828
                                                                      -------------        -------------
      Total current liabilities                                          25,773,883           23,094,175
Capital lease obligations, net of current portion                           907,260            2,259,505
Long-term debt, net of current portion                                    5,000,000            4,285,714
Commitments                                                                    --                   --
Shareholders' equity:
   Preferred stock, no par value, 6,000,000 shares
      authorized; none issued and outstanding                                  --                   --
   Common stock, no par value: 25,000,000 shares
      authorized; 8,312,236 issued and outstanding
      in 1999 and 10,344,672 in 2000                                     32,998,010           62,645,047
   Deferred compensation                                                   (107,340)            (210,484)
   Retained earnings                                                     16,175,865           26,804,933
   Accumulated other comprehensive loss                                    (158,899)            (332,205)
                                                                      -------------        -------------
      Total shareholders' equity                                         48,907,636           88,907,291
                                                                      -------------        -------------
      Total liabilities and shareholders' equity                      $  80,588,779        $ 118,546,685
                                                                      -------------        -------------

                       CONSOLIDATED STATEMENTS OF INCOME


Year Ended April 30,                                               1998                1999                  2000
-----------------------------------------------------------------------------------------------------------------
Net sales                                                 $  70,104,015        $ 107,285,920        $ 152,452,723
Cost of sales                                                40,642,031           61,057,635           84,942,984
                                                          -------------        -------------        -------------
Gross profit                                                 29,461,984           46,228,285           67,509,739
Operating expenses:
   Design and production                                      2,119,831            2,914,613            3,464,916
   Selling and shipping                                      13,128,725           22,168,412           35,992,104
   General and administrative                                 5,710,430            8,636,591           11,272,395
                                                          -------------        -------------        -------------
      Total operating expenses                               20,958,986           33,719,616           50,729,415
                                                          -------------        -------------        -------------
Operating income                                              8,502,998           12,508,669           16,780,324
Other income (expenses):
   Factor commission and interest expense, net of
      interest income of $359,565 in 1998, $245,314
      in 1999, and $579,028 in 2000                            (134,579)            (393,291)            (459,658)
   License and royalty income, net of other expense             211,649              400,284              287,252
                                                          -------------        -------------        -------------
      Total other income (expense)                               77,070                6,993             (172,406)
                                                          -------------        -------------        -------------
Income before income taxes                                    8,580,068           12,515,662           16,607,918
                                                          -------------        -------------        -------------

Income taxes                                                  2,920,000            4,507,800            5,978,850
                                                          -------------        -------------        -------------
Net income                                                $   5,660,068        $   8,007,862        $  10,629,068
                                                          -------------        -------------        -------------

Basic earnings per share                                  $        0.72        $        0.98        $        1.08
                                                          -------------        -------------        -------------
Diluted earnings per share                                $        0.68        $        0.94        $        1.06
                                                          -------------        -------------        -------------

                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                     Accumulated
                                                                                                           Other
                                          Common Stock               Deferred          Retained    Comprehensive
                                     Shares           Amount     Compensation          Earnings             Loss             Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, May 1, 1997              7,734,596     $29,750,791                --        $2,507,935        $(71,417)      $ 32,187,309
Stock issued under
   employee stock
   purchase plan                      8,806           68,464               --                --               --            68,464
Exercise of stock options           132,792          359,908               --                --               --           359,908
Tax benefit on exercise
   of stock options                      --          398,485               --                --               --           398,485
Net income                               --               --               --         5,660,068               --         5,660,068
Foreign currency
   translation                           --               --               --                --          (53,621)          (53,621)
                                                                                                                      ------------
Comprehensive income                     --               --               --                --               --         5,606,447
                                 ----------     ------------      -----------      ------------     ------------      ------------
Balance, April 30, 1998           7,876,194       30,577,648               --         8,168,003         (125,038)       38,620,613
Stock issued under
   employee stock
   purchase plan                     11,221          149,233               --                --               --           149,233
Exercise of stock options           296,245          950,116               --                --               --           950,116
Exercise of stock warrants          118,378          662,920               --                --               --           662,920
Deferred compensation
   relating to restricted
   stock grants                      10,198          171,744         (171,744)               --               --                --
Amortization of deferred
   compensation                          --               --           64,404                --               --            64,404
Tax benefit on exercise
   of stock options                      --          486,349               --                --               --           486,349
Net income                               --               --               --         8,007,862               --         8,007,862
Foreign currency
   translation                           --               --               --                --          (33,861)          (33,861)
                                                                                                                      ------------
Comprehensive income                     --               --               --                --               --         7,974,001
                                 ----------     ------------      -----------      ------------     ------------      ------------
Balance, April 30, 1999           8,312,236       32,998,010         (107,340)       16,175,865         (158,899)       48,907,636
Sale of common stock, net
   of offering expenses
   of $2,462,760                  1,955,000       28,817,240               --                --               --        28,817,240
Stock issued under
   employee stock
   purchase plan                     26,254          351,736               --                --               --           351,736
Exercise of stock options            33,657          196,055               --                --               --           196,055
Deferred compensation
   relating to restricted
   stock grants                      17,525          252,016         (252,016)               --               --                --
Amortization of deferred
   compensation                          --               --          148,872                --               --           148,872
Tax benefit on exercise
   of stock options                      --           29,990               --                --               --            29,990
Net income                               --               --               --        10,629,068               --        10,629,068
Foreign currency
   translation                           --               --               --                --         (173,306)         (173,306)
                                                                                                                      ------------
Comprehensive income                     --               --               --                --               --        10,455,762
                                 ----------     ------------     ------------      ------------     ------------      ------------
Balance, April 30, 2000          10,344,672      $62,645,047        $(210,484)      $26,804,933        $(332,205)      $88,907,291
                                 ==========     ============     ============      ============     ============      ============

                                       44

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended April 30,                                                   1998                1999                 2000
--------------------------------------------------------------------------------------------------------------------
Operating activities:
Net income                                                      $  5,660,068        $  8,007,862        $ 10,629,068
Adjustments to reconcile net income to
   net cash provided by (used in) operating activities:
   Depreciation and amortization                                   1,385,616           2,306,276           3,786,907
   Deferred income taxes                                            (498,545)           (842,115)           (689,595)
   Amortization of deferred compensation                                  --              64,404             148,872
   Changes in assets and liabilities:
      Receivables, net                                            (5,797,613)        (12,453,626)        (18,242,568)
      Inventories                                                   (758,482)        (15,547,970)         (8,532,947)
      Prepaid expenses and other current assets                     (188,265)         (1,870,703)           (258,301)
      Accounts payable and accrued liabilities                     1,495,273           3,823,477           4,963,663
      Income taxes payable                                         1,009,573           2,013,597             397,100
                                                                ------------        ------------        ------------
Net cash provided by (used in) operating activities                2,307,625         (14,498,798)         (7,797,801)

Investing activities:
Purchases of furniture and equipment                              (2,746,776)         (6,624,987)         (9,939,082)
Increase in trademarks,
   patents and marketing rights                                      (97,107)            (62,518)           (109,059)
                                                                ------------        ------------        ------------
Net cash used in investing activities                             (2,843,883)         (6,687,505)        (10,048,141)

Financing activities:
Net proceeds from (repayments of) short term borrowings              486,913          11,953,708          (8,614,755)
Proceeds from long term debt                                              --           5,000,000                  --
Principal payments under capital lease obligations                  (177,392)           (261,766)           (387,216)
Issuance of common stock                                             428,372           1,762,269          29,395,021
                                                                ------------        ------------        ------------
Net cash provided by financing activities                            737,893          18,454,211          20,393,050
Effects of foreign exchange rate changes on cash                     (53,621)            (97,380)             59,245
                                                                ------------        ------------        ------------
Net increase (decrease) in cash and cash equivalents                 148,014          (2,829,472)          2,606,353
Cash and cash equivalents, beginning of year                       7,441,717           7,589,731           4,760,259
                                                                ------------        ------------        ------------
Cash and cash equivalents, end of year                          $  7,589,731        $  4,760,259        $  7,366,612
                                                                ------------        ------------        ------------

Supplemental information:
Cash paid during the year for interest                          $    199,187        $    308,277        $    933,644
                                                                ------------        ------------        ------------
Cash paid during the year for income taxes                      $  2,409,500        $  3,245,000        $  6,271,345
                                                                ------------        ------------        ------------

Noncash financing and investing activities:
   Equipment acquired under capital leases                      $    335,022        $    568,850        $  2,223,457
                                                                ------------        ------------        ------------
   Deferred compensation for issuance of restricted stock       $         --        $    171,744        $    252,016
                                                                ============        ============        ============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.

Description of the Business and Summary of Significant Accounting Policies


Description of the Business

Cutter & Buck Inc. (the "Company") designs, sources and markets men's and women's sportswear, fashion and outerwear apparel. The Company's trade customers are principally golf pro shops and resorts, corporate accounts and specialty retail and selected department stores.

The Company has three wholly-owned subsidiaries, Cutter & Buck (UK) Ltd. Cutter & Buck (Europe) B.V., and Cutter & Buck GmbH established for the purpose of direct marketing, sales and distribution of Cutter & Buck sportswear and outerwear in Europe.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries from the date of formation. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all short-term investments with maturities of 90 days or less at purchase to be cash equivalents.

Inventories

Inventories, which are predominantly finished goods, are valued at the lower of cost or market, with cost determined using the first-in, first-out method. A detailed analysis of inventory is performed on a quarterly basis to identify unsold out-of-season fashion merchandise. The net realizable value of the out-of-season merchandise is estimated based upon disposition plans and historical experience. A valuation allowance is established to reduce the carrying amount of out-of-season merchandise to its net realizable value.

Samples

The Company capitalizes the costs of merchandise samples that relate to goods to be sold in future selling seasons. These samples are amortized on a straight-line basis over the respective selling seasons of six months. The amortization of samples is charged to selling expenses over the revenue-generating period.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful life of five years. Furniture and equipment acquired under capital leases is amortized on a straight-line basis over the lesser of the lease term or the estimated economic useful life of the asset. Store fixtures are depreciated on a straight-line basis over three years.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $1,256,000, $2,507,000 and $3,861,000 for the years ended April 30, 1998, 1999 and 2000 respectively.

Income Taxes

The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Fair Value of Financial Instruments

The fair value of the Company's capital lease obligations and long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount of these financial instruments at April 30, 1999 and 2000 approximated fair value.

Concentrations of Credit Risk

The Company sells its products to approved customers on an open account basis, subject to established credit limits, cash in advance or cash on delivery terms. The Company is subject to credit risk on the majority of its receivables.
These receivables are geographically dispersed throughout the United States, Europe and selected foreign countries where formal distributor agreements exist.

Revenue Recognition

Revenue is recognized at the time the product is shipped to the customer. There is no right to return for customers, other than for defective products. Allowances for these estimated sales returns are provided when the related revenue is recorded.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the average rates of exchange prevailing during the year. Translation adjustments resulting from this process are a component of comprehensive income.

Stock-Based Compensation

The Company has elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Accordingly, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense for stock options is measured as the excess, if any, of the market price of the Company's common stock at the date of grant over the stock option exercise price. Under the Company's plans, stock options are generally granted at fair market value.

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

Segment and Geographic Information

The Company has two operating segments, the wholesale and retail sales of sportswear, fashion and outerwear apparel. The information for these segments is the information used by the Company's chief operating decision-maker to evaluate operating performance. Financial information from segments below the quantitative thresholds provided in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" is aggregated into one reportable segment of the Company. Since the retail business segment does not meet the quantitative thresholds for a reportable segment it is not separately reported.
International sales represented approximately 8.6%, 7.5%, and 7.1% of net sales for the years ended April 30, 1998, 1999 and 2000 respectively. No foreign country or geographic area accounted for more than 10% of net sales in any of the periods presented. Long-term assets of international operations represent approximately 13.0%, 14.6%, and 6.7% of the Company's long-term assets for fiscal 1998, 1999 and 2000, respectively.

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

Derivatives and Hedging

The Company from time to time, uses derivative financial instruments to reduce its exposure to changes in foreign exchange rates in connection with the operations of its European subsidiaries. While these instruments are subject to risk of loss from changes in exchange rates, those losses would generally be offset by gains on the related exposure. The Company does not use derivative financial instruments for speculative or trading purposes. The Company reduces the risks associated with changes in foreign currency exchange rates by entering into forward contracts and purchase options to hedge accounts receivable denominated in non-euro currencies. Gains and losses on contracts which hedge specific foreign currency denominated commitments are recognized in the period in which the transaction is completed.

The fair value of foreign exchange forward contracts is based on quoted market prices. At April 30, 1999 the Company held forward contracts to deliver $714,416 in foreign currencies with maturities of up to 120 days. The fair value of forward exchange contracts approximated cost at April 30, 1999. The Company had no open forward contracts at April 30, 2000. To the extent the Company has assets and liabilities denominated in foreign currencies that are not hedged, the Company is subject to foreign currency transaction gains and losses.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company plans to adopt SFAS No. 133 on May 1, 2001, as required. The Company limits its use of derivative financial instruments to the management of foreign currency risks. The Company is currently evaluating the impact of SFAS 133 on its financial statements.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 is not expected to impact the Company's revenue recognition policies and is not anticipated to have a material impact on the Company's consolidated results of operations, financial position or cash flows. The Company will continue to monitor the possible effect of further interpretations of SAB No. 101.



NOTE 2.

PREPAID EXPENSES AND OTHER CURRENT ASSETS


Prepaid expenses and other current assets consisted of the following:

April 30,                                               1999           2000
------------------------------------------------------------------------------
Prepaid expenses                                  $1,580,557     $2,113,524
Samples                                            1,707,981      1,334,265
                                                  ----------     ----------
                                                  $3,288,538     $3,447,789
                                                  ----------     ----------


NOTE 3.

Accounts Receivable


During fiscal 2000, the Company terminated its factoring agreement with its sole factor company in the United States. The Company's European subsidiary continues to factor certain receivables with a European factor company. The Company no longer considers factored receivables to be material to its accounts receivable balances.

NOTE 4.

FURNITURE AND EQUIPMENT


Furniture and equipment consisted of the following:

April 30,                                               1999           2000
----------------------------------------------------------------------------
Leasehold improvements                            $1,856,577    $ 5,073,047
Equipment                                          4,351,169      5,387,735
Store fixtures                                     4,200,903      5,909,059
Furniture and other fixtures                       3,079,700      8,338,237
                                                  ----------     ----------
                                                   13,488,349     24,708,078
Less accumulated depreciation and amortization     (4,598,175)    (8,385,082)
Construction in progress                              588,000      1,490,395
                                                  ----------     ----------
                                                   $9,478,174    $17,813,391
                                                  ----------     ----------

The total cost of leased equipment capitalized at April 30, 1999 and 2000 was $1,692,396 and $3,915,853, respectively, with related accumulated amortization of $620,923 and $1,182,811, respectively.



NOTE 5.

Debt


In April 1999, the Company entered into a loan agreement with Washington Mutual Bank d/b/a Western Bank ("Western Bank") for a $40 million line of credit, replacing the Company's previous line of credit. Western Bank has included Bank of America, N.A. in the arrangement as co-lender. The revolving line of credit is to be used for general corporate purposes, without limitation, repayment of any other advances, reimbursement of draws under letters of credit, equipment and leasehold improvements and other corporate purposes and provides for a $25 million sublimit for direct advances. Interest on borrowings is charged and payable monthly at either the Prime rate or the LIBOR rate plus 2%, each as defined in the loan agreement, at the borrower's election (7.75% at April 30, 1999). The line of credit is collateralized by a security interest in the Company's inventory, accounts receivable, furniture and equipment, contract rights and general intangibles and expires on August 1, 2000. The loan agreement contains certain restrictive covenants covering minimum working capital and tangible net worth, as well as a maximum debt-to-equity ratio and maximum capital expenditures. The Company was in compliance with these covenants at April 30, 2000. At April 30, 2000, letters of credit outstanding against this line of credit totaled $19.3 million and there were no working capital advances. We are currently renegotiating a renewal of the line of credit with Western Bank which would provide for a $55 million revolving credit line during fiscal 2001 with a follow on increase up to $65 million during fiscal 2002, and would expire on August 1, 2002.

During fiscal 1999, the Company's Dutch subsidiary entered into a loan agreement with Cooperatieve Rabobank "Huizen" B.A. ("Rabobank") for a $3.4 million line of credit. In October 1999, the line of credit was increased to $4.0 million. The line of credit with Rabobank is to be used for international letters of credit and working capital advances. Interest on borrowings is charged and payable quarterly at a variable rate (4.45% at April 30, 1999 and 5.95% at April 30, 2000). The line of credit is secured by the Company's European inventory, an irrevocable standby letter of credit issued by Western Bank of $3.8 million and subordination of $3.0 million of intercompany debt. At April 30, 2000, letters of credit outstanding against this line of credit totaled $0.3 million and working capital advances totaled approximately $3.0 million.

The Company also has a $5 million term credit facility with Western Bank. As of April 30, 2000, $5 million had been advanced against the term credit facility. The term loan bears interest at a fixed rate of 6.6% with interest payable monthly and annual principal payments of $714,286 due in August of years 2000 through 2004. The final principal payment of $1,428,570 is due in August 2005. The term loan is also collateralized by a security interest in the Company's inventory, accounts receivable, furniture and equipment, and contract rights.

Note 6.
Income Taxes


The foreign and domestic components of income before income taxes were as follows:

Year Ended April 30,                                            1998          1999           2000
--------------------------------------------------------------------------------------------------
Domestic                                                 $ 8,794,780   $12,726,877    $17,662,157
Foreign                                                     (214,712)     (211,215)    (1,054,239)
                                                         -----------   -----------    -----------
                                                         $ 8,580,068   $12,515,662    $16,607,918
                                                         -----------   -----------    -----------

The provision for income taxes consisted of the following:


Year Ended April 30,                                            1998          1999           2000
--------------------------------------------------------------------------------------------------
Current tax provision:
   Federal                                               $ 3,318,545    $5,201,306     $6,411,966
   State                                                     100,000       148,609        256,479
                                                         -----------   -----------    -----------
                                                           3,418,545     5,349,915      6,668,445
Deferred federal tax benefit                                (498,545)     (842,115)      (689,595)
                                                         -----------   -----------    -----------
                                                         $ 2,920,000    $4,507,800     $5,978,850
                                                         -----------   -----------    -----------

The provision for income taxes differs from the amount of tax determined by applying the federal statutory rate for the following reasons:


Year Ended April 30,                                            1998          1999           2000
--------------------------------------------------------------------------------------------------
Tax provision at federal statutory tax rate              $ 2,917,223    $4,380,482     $5,812,771
Foreign loss not benefited                                    73,002        73,925        368,984
Nondeductible expenses                                        17,834        53,726         22,353
State income taxes, net of federal benefit                    66,000        96,596        166,711
Other                                                       (154,059)      (96,929)      (391,969)
                                                         -----------   -----------    -----------
                                                         $ 2,920,000    $4,507,800     $5,978,850
                                                         ===========   ===========    ===========


The Company recorded compensation expense in 1999 and 2000 for income tax purposes of approximately $1.4 million and $0.1 million respectively, resulting from the exercise of nonqualified stock options and disqualifying dispositions of common stock received through the exercise of incentive stock options. The resulting tax benefit of $486,349 and $29,990 respectively, is included in shareholders' equity.

Significant components of the Company's deferred tax assets and liabilities are as follows:

April 30,                                                                     1999           2000
--------------------------------------------------------------------------------------------------
Deferred income tax assets:
   Reserve for doubtful accounts                                        $  529,402     $  764,071
   Reserve for inventory obsolescence                                      326,071        398,964
   Unicap                                                                  563,664      1,037,348
   Depreciation and amortization                                           127,715        308,560
   Other                                                                   109,196         50,144
                                                                        ----------     ----------
Total deferred income tax assets                                         1,656,048      2,559,087

Deferred income tax liabilities:
   Prepaid expenses                                                       (31,388)        (72,362)
   Capitalized system costs                                                      -       (172,470)
                                                                        ----------     ----------
   Total deferred income tax liabilities                                   (31,388)      (244,832)
Net deferred taxes                                                      $1,624,660     $2,314,255
                                                                        ==========     ==========

NOTE 7.

Commitments


The Company leases its office facilities, retail stores and a warehouse and embroidery production facility under operating leases. Most of these leases contain renewal options, and certain leases contain provisions for payment of additional rent based on percentages of sales. Total rent expense amounted to $684,270 in 1998, $1,325,647 in 1999, and $2,608,421 in 2000.

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 2000:

                                                         Capital      Operating
Year Ending April 30,                                     Leases         Leases
---------------------------------------------------------------------------------
2001                                                  $1,002,786    $ 2,522,724
2002                                                     833,081      2,246,651
2003                                                     764,352      1,877,119
2004                                                     604,082      1,781,969
2005                                                     521,016      1,843,616
Thereafter                                                29,365      3,089,773
                                                      ----------    -----------
Minimum lease payments                                 3,754,682     13,361,852
Less sublease payments                                         -       (221,076)
                                                      ----------    -----------
Total minimum lease payments                           3,754,682    $13,140,776
                                                      ----------    -----------
Less amount representing interest                       (790,635)
                                                      ----------
Present value of net minimum lease payments            2,964,047
Less: current portion                                   (704,542)
                                                      ----------
                                                      $2,259,505
                                                      ----------

NOTE 8.

Shareholders' Equity


Preferred Stock

The Company has authorized 6,000,000 shares of preferred stock, no par value. There was no preferred stock outstanding at April 30, 1999 and 2000.

Common Stock

On July 23, 1999 the Company sold 1,700,000 shares of its common stock in a follow-on offering at $16 per share. Pursuant to the exercise of the underwriter's overallotment option, the Company sold an additional 255,000 shares of common stock at $16 per share on August 3, 1999. Proceeds to the Company, net of underwriting discounts and commissions and offering expenses totaling $2,462,760, amounted to $28,817,240.

Common Stock Warrants

In connection with the Company's initial public offering, the Company issued warrants to the underwriters of the offering to purchase 197,296 shares of common stock at an exercise price of $5.60. In April 1997, 78,918 of these warrants were exercised in a cashless transaction, and 40,150 shares of common stock were issued. The remaining warrants to purchase 118,378 shares were exercised in May 1998 with proceeds to the Company totaling $662,920.

STOCK OPTION PLANS

The Company has five stock option plans that provide for the granting of options to employees, officers and directors of the Company to purchase up to 1,462,969 shares of common stock. Options granted under the 1991 plan provide for 50% vesting on the first anniversary from the date of grant and 25% vesting on each of the second and third anniversaries. Options granted under the 1995 employee plan generally provide for vesting over a four-year period with vesting at 25% each year. Options granted under the 1995 non-employee director plan and the 1999 non-employee director plan become exercisable six months after the date of grant. Options granted under the 1997 plan generally provide for vesting over a four-year period with vesting at 25% each year. Options under the plans expire after 10 years and have been granted at fair value on the date of grant.

The weighted average fair value of stock options granted in 1998, 1999, and 2000 was $10.59, $9.05, and $8.99 respectively. The fair value of stock options used to calculate pro forma net income and net income per share disclosures was determined using the Black-Scholes option-pricing model with the following weighted average assumptions for 1998, 1999, and 2000, respectively: risk-free interest rate of 6.1%, 5.3%, and 6.0%; volatility of 68%, 70%, and 69%; expected life of 4 years, 5 years, and 5 years; and no future dividends.

The weighted average fair value of shares granted under the Employee Stock Purchase Plan in 1998, 1999 and 2000 was $2.02, $3.21 and $4.39 respectively. The fair value of shares granted under the Employee Stock Purchase Plan used to calculate pro forma net income and net income per share disclosures was determined using the Black-Scholes option-pricing model with the following weighted average assumptions for 1998, 1999, and 2000 respectively: risk free interest rate of 6.2%, 5.0%, and 6.0%; volatility of 68%, 70%, and 69%; expected life of 6 months and no future dividends. Had compensation cost for the stock option and Employee Stock Purchase plans been recognized based on the fair value at the date of grant for options and stock, awarded under the plans, pro forma amounts of the Company's net income and net income per share would have been as follows:

Year Ended April 30,                                            1998          1999           2000
--------------------------------------------------------------------------------------------------
Net income                                               $ 5,660,068    $8,007,862    $10,629,068
Pro forma compensation expense under SFAS No. 123           (572,927)     (865,636)    (1,471,269)
                                                         -----------    ----------    -----------
Pro forma net income under SFAS No. 123                  $ 5,087,141    $7,142,226    $ 9,157,799
                                                         -----------    ----------    -----------
Pro forma diluted earnings per share                     $      0.61    $     0.83    $      0.91


Under SFAS No. 123, compensation expense representing the fair value of the option grant is recognized over the vesting period. The initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in earnings.

A summary of the Company stock option activity and related information is as follows:

April 30,                            1998                   1999                   2000
--------------------------------------------------------------------------------------------------
                                          Weighted                Weighted               Weighted
                                           Average                 Average                Average
                                          Exercise                Exercise               Exercise
                                Options      Price     Options       Price    Options       Price
Balance, beginning of year      658,137     $ 3.86     774,342      $ 6.94    692,407      $10.91
Granted                         261,372      12.57     218,622       14.59    228,000       14.33
Exercised                      (132,792)      2.71    (296,245)       2.14    (33,657)       6.41
Canceled                        (12,375)      7.17      (4,312)      13.64    (36,750)      13.01
                              ---------              ---------               --------
Balance, end of year            774,342     $ 6.94     692,407      $10.91    850,000      $12.00
                              ---------              ---------               --------

Exercisable at end of year      405,400     $ 3.40     254,522      $ 7.49    376,718      $ 9.87

The following information is provided for options outstanding and exercisable at April 30, 2000:

                                          Outstanding                           Exercisable
---------------------------------------------------------------------------------------------------
                                               Weighted Average                          Weighted
---------------------------------------------------------------------------------------------------
                                            Remaining                                     Average
          Range of                        Contractual    Exercise                        Exercise
    Exercise Price                Options        Life       Price             Options       Price
 $  1.44  -$  3.16                 56,019         4.0      $ 1.81              56,019      $ 1.81
    4.75   -  7.17                102,490         5.9        7.01             102,490        7.01
    9.00   - 13.00                104,552         7.0        9.93              58,322        9.90
   13.67   - 13.79                473,569         8.3       13.73             104,269       13.70
   14.09   - 17.25                113,370         8.8       16.25              55,618       16.06
                               ----------                                  ----------
                                  850,000                                     376,718
                               ----------                                  ----------


At April 30, 2000, 142,538 shares were available for future grant and 992,538 shares were reserved for future issuance.

Restricted Stock Plan

In August 1998, the Company adopted a Stock Bonus Plan which permits eligible employees receiving cash bonuses to elect to receive shares of Restricted Stock of the Company in lieu of all or a portion of their cash bonus. Up to 37,500 shares of Restricted Stock can be issued under the Stock Bonus Plan and no more than 11,250 shares of Restricted Stock can be issued to any one participant in any one year. Eligible employees are awarded the Restricted Stock at a 15% discount from market price. As of April 30, 2000, 28,746 shares had been issued under the Stock Bonus Plan and 8,754 shares were reserved for future issuance. The Company recorded deferred compensation of $171,744 in 1999 and $252,016 in 2000. These amounts are being amortized over the vesting period, 25% every six months. Compensation expense relating to restricted stock awards was $64,404 in 1999 and $148,872 in 2000.

Shareholder Rights Plan

In November 1998, the Board of Directors adopted a Shareholder Rights Plan "Rights Plan" designed to protect shareholders from certain takeover tactics. Under the Rights Plan, the Board of Directors declared and distributed to our shareholders a dividend of one right, each referred to as a Right, for each outstanding share of common stock. The Rights are not exercisable or transferable separately from shares of common stock until the earlier of : (1) 10 days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of a designated percentage of the outstanding shares of the common stock and (2) 10 business days following the commencement or announcement of an intention to make a tender or exchange offer that would result in an acquiring person or group beneficially owning a designated percentage of outstanding shares of common stock, unless the Board of Directors sets a later date, referred to as the Distribution Date. The Board of Directors has the option to redeem the Rights at a nominal cost or prevent the Rights from being triggered by designating offers for all outstanding common stock as a permitted offer. The Company may redeem the Rights during the initial 180 days after a triggering event generally only by a majority of directors who are directors before any person or group obtains or acquires the right to acquire a designated percentage of outstanding shares of common stock. Prior to the Distribution Date, the Company is able to amend or supplement the Rights Plan without the consent of any of the holders of the Rights. Following the Distribution Date, the Rights Plan could be amended to cure any ambiguity, to correct or supplement any inconsistent provision or any other provision so long as such amendment or supplement would not adversely affect the holders of the Rights, other than an acquiring person or group. The Rights expire on November 20, 2008 unless earlier redeemed by the Company.

Each Right, other than those Rights held by an acquiring person or group, when exercisable, would entitle its holders to purchase one one-hundredth of a share of class A junior preferred stock, subject to adjustment or, in certain instances, other securities of the Company. In certain circumstances, if the Company, in a merger or consolidation, is not the surviving entity or disposes of more than 50% of the Company's assets or earnings power, the Rights would entitle their holders, other than an acquiring person or group, to purchase the highest priority voting shares in the surviving entity or its affiliates having a market value of two times the exercise price of the Rights.

Employee Stock Purchase Plan

In December 1995, the Company adopted an Employee Stock Purchase Plan which allows eligible employees to buy Company stock at a 15% discount from market price utilizing payroll deductions. As of April 30, 2000, 50,475 shares had been issued under the plan and 324,525 shares have been reserved for future issuance.

Stock Split

On May 28, 1999, the Company's Board of Directors approved a 3-for-2 stock split of the shares of common stock, to be effected in the form of a share dividend on shares of common stock outstanding on June 4, 1999. The distribution of shares was made on June 15, 1999. The Company's financial statements have been restated to reflect the stock split.

NOTE 9.
Employee Benefits


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

NOTE 10.

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

Year Ended April 30,                                       1998          1999           2000
----------------------------------------------------------------------------------------------
Numerator:
   Numerator for basic and diluted
      earnings per share - net income                $5,660,068    $8,007,862    $10,629,068
                                                     ----------    ----------    -----------

Denominator:
   Denominator for basic earnings per share -
      weighted average common shares                  7,851,564     8,212,468      9,838,565
   Effect of dilutive securities -
      weighted average stock options                    441,986       349,764        182,368
                                                     ----------    ----------    -----------
Denominator for diluted earnings per share            8,293,550     8,562,232     10,020,933
                                                     ----------    ----------    -----------

Basic earnings per share                             $     0.72    $     0.98    $      1.08
Diluted earnings per share                           $     0.68    $     0.94    $      1.06



NOTE 11.

Litigation


In August 1999, the Company reached a settlement of two lawsuits related to labor issues in Saipan. That settlement has been fully described previously. The first, UNITE v. The Gap, Inc. et al., has since been dismissed. The second, Does v. The Gap, Inc., has been moved to Federal District Court in Honolulu, and the settlement as related to that lawsuit remains subject to court approval applicable to class actions of this nature. No hearing on the settlement has been set to date.

The Company is also a party to routine litigation incidental to its business. Management believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position and results of operations.

NOTE 12.

Quarterly Financial Data (unaudited)


Financial results by quarter for the fiscal years ended April 30, 1999 and 2000 are as follows:

Fiscal Quarter Ended                          July 31     October 31    January 31       April 30
---------------------------------------------------------------------------------------------------
In thousands, except share amounts
1999
   Net sales                                  $17,763        $25,993       $23,148        $40,382
   Gross profit                                 7,612         10,939         9,892         17,785
   Net income                                     794          1,664           969          4,581
   Basic earnings per share                   $  0.10        $  0.20        $ 0.12       $   0.55
   Diluted earnings per share                 $  0.09        $  0.20        $ 0.11       $   0.53

2000
   Net sales                                  $29,189        $36,891        $31,786      $ 54,587
   Gross profit                                12,772         16,150        14,246         24,342
   Net income                                   1,040          2,429         1,367          5,793
   Basic earnings per share                   $  0.12        $  0.24        $ 0.13      $    0.56
   Diluted earnings per share                 $  0.12        $  0.23        $ 0.13      $    0.55

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cutter & Buck Inc.

   We have audited the accompanying consolidated balance sheets of Cutter & Buck Inc. as of April 30, 1999 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cutter & Buck Inc. at April 30, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2000, in conformity with accounting principles generally accepted in the United States.




                                                  /S/ Ernst & Young LLP



Seattle, Washington
June 9, 2000

                                  COMMON STOCK


The Company's common stock is listed on the Nasdaq National Market under the symbol "CBUK". The following table sets forth, for the periods indicated, the high and low sale prices of the common stock as reported on the Nasdaq National Market.

Fiscal 2000*                                           High            Low
-----------------------------------------------------------------------------
Quarter:
   First                                             $22.17         $15.25
   Second                                            $17.75         $11.31
   Third                                             $17.75         $10.88
   Fourth                                            $14.44          $8.00

Fiscal 1999*                                           High           Low
-----------------------------------------------------------------------------

Quarter:
   First                                             $20.83         $13.79
   Second                                            $19.00         $12.50
   Third                                             $24.83         $16.75
   Fourth                                            $22.79         $18.88


* References to earnings, average shares outstanding and trading price information have been restated to reflect the three-for-two stock split of common stock in June 1999.

                             CORPORATE INFORMATION



DIRECTORS                                Jon P. Runkel                          MARKET MAKERS
                                         Vice President of Production
Michael S. Brownfield                                                           Chase H&Q
Chairman,                                Philip B. Jones                        San Francisco, California
Accurate Molded Plastics                 Vice President of International /
                                         Managing Director,                     Ferris Baker Watts Inc.
Frances M. Conley                        Cutter & Buck B.V.                     Baltimore, Maryland
Principal, Roanoke Capital, Ltd.
                                         John W. Leech                          First Security, Van Kasper
Harvey N. Jones                          Vice President,                        Portland, Oregon
Chairman of the Board,                   Chief Information Officer
Chief Executive Officer                                                         Josephthal & Co., Inc.
                                                                                New York, New York
Martin J. Marks
President,                               SHAREHOLDER                            J.P. Morgan Securities
Chief Operating Officer                  INFORMATION                            New York, New York

Larry C. Mounger                         Corporate Headquarters                 Needham & Company, Inc.
Chairman and                             Cutter & Buck                          New York, New York
Chief Executive Officer,                 2701 First Avenue, Suite 500
Sunrise Clothing, Inc.                   Seattle, WA 98121                      Pacific Crest Securities
                                         Tel: (800) 929-9299                    Portland, Oregon
James C. Towne                           (206) 622-4191
Chairman,                                Fax: (206) 448-0589                    Ragen MacKenzie
Greenfield Development                   www.cutterbuck.com                     Incorporated
Corporation                                                                     Seattle, Washington
                                         FORM 10-K
                                                                                Wedbush Morgan Securities
                                         A free copy of the Company's           Los Angeles, California
OFFICERS                                 Annual Report to the Securities
                                         and Exchange Commission on Form
Harvey N. Jones                          10-K for the year ended April 30,
Chairman of the Board,                   2000 will be mailed                    ANNUAL MEETING
Chief Executive Officer                  upon request directed to
                                         Cutter & Buck, c/o Investor            Friday, September 22, 2000
Martin J. Marks                          Relations, 2701 First Avenue,          10:00 a.m. at the
President,                               Suite 500, Seattle, Washington         Woodmark Hotel
Chief Operating Officer                  98121; or by email request to          1200 Carillon Point
Jim C. McGehee                           info@cutterbuck.com                    Kirkland, Washington
Senior Vice President of Sales                                                  98033
                                         CORPORATE COUNSEL
Stephen S. Lowber
Vice President,                          Lane Powell Spears
Chief Financial Officer                  Lubersky LLP
                                         Seattle, Washington
Patricia A. Nugent
Vice President of                        Independent Auditors
Merchandise and Design
                                         Ernst & Young LLP
                                         Seattle, Washington


                                         TRANSFER AGENT

                                         ChaseMellon
                                         Shareholder Services, L.L.C.
                                         Shareholder Relations
                                         85 Challenger Road
                                         Ridgefield Park,
                                         New Jersey 07660