Form 10-K, Exhibit 13
period 2001-04-30
CUTTER & BUCK INC
filed 2001-07-30
CIK 948069

QuickLinks -- Click here to rapidly navigate through this document

2001 Annual Report

a founding member of Social Accountability 8000

The solid history and sound future
of a Company relies on the
 quality
of the product,
the vision
of its leaders
and the
 dedication
of its employees.

CUTTER & BUCK

Fellow Shareholders,

    We entered fiscal 2001 with high hopes of continuing our strong growth pace. During our first two quarters, performance met our expectations. At that time, all signs indicated continued sales success, so we made our inventory purchases and business commitments for the second half of the fiscal year. In December, our business was impacted as the economy had taken a sudden downturn, and we found ourselves in a radically new environment. Our Corporate customers reacted to the economic downturn by quickly reining in their marketing budgets, while our Golf customers suffered not only from the economic malaise but many of them also were faced with severe Winter and Spring weather. That weather also delayed many course openings. As a result we fell short of our own—as well as Wall Street's—sales and earnings expectations, and had a disappointing and frustrating back half of fiscal 2001. For the year, we grew our revenues 12% to $171,068,000, with most of it in a very tough business climate. Net income decreased 65% to $3,701,000, mainly because it understandably took time to delay or stop our growth investments in reaction to the cooling economy. Our costs were out of proportion to our lower than expected revenues.

    At a time like this we have to ask ourselves: should we have done things differently? We've had a lot of such discussions with our management team and Board of Directors. I think that it's constructive to look at where we've been in the last few years.

    First, our constant challenge for the past five years has been to build an infrastructure capable of sustaining and servicing our rapid growth. This has necessitated that we make well-considered investments ahead of the growth curve to meet the increased demands of our growing business. The investments that we made in people, products and resources were carefully evaluated and have provided the superstructure for a Company that has grown from $47 million to $171 million in revenues in five short years.

    Our recent investments include:

    Inventory: Without a significant Classics inventory, we would not have become the leading supplier of basic garments to the golf industry, nor would we have been able to grow our Corporate business from $9 million to $62 million over the last five years. Although our Classics inventory is now higher than planned, we intend to work it into shape over the first three quarters of fiscal 2002 with no expected margin erosion.

    Customer care: All of our businesses depend upon relationships. We have aggressively hired and trained sales and support staff. We have a large, focused sales force, and our representatives do a great job of taking care of our customers. To help our sales force, we have expanded our customer service teams and have continued to enhance our technology to aide in faster and easier servicing of our customers.

    Marketing: We believe the best place to influence the Cutter & Buck consumer is at the point of sale. Cutter & Buck has elegant, branded fixturing programs in 2,745 of the most prestigious golf and fashion shops around the world. We have also created a world class merchandising system for use at some of the most heralded tournaments in golf. These investments are "silent salesmen" for our brand every single day and are designed to enable our customers to realize faster return on their inventory purchases.

    Distribution: In the past fiscal year, we finalized the implementation of a total distribution system overhaul. In our new distribution center, we installed a warehouse management system to automate and enhance our shipping and receiving capabilities. Our Operations and Information Technology teams made this happen without a hitch. We expect the new warehouse management system to continue to help us meet our peak shipping goals with 40% less manpower and an accuracy rate that is close to perfect. With this overhaul in place, our distribution capabilities are prepared for the next stage of growth.

    Technology: Like most companies, we have a goal of increasing our productivity and operating leverage by making intelligent investments in technology. In addition to our distribution center investments, we have provided laptops that enable all of our salespeople to enter their orders from the field through a virtual private network. During this last year, we made our inventory and order status information available to our customers online through our proprietary extranet, and our Corporate customers will soon be able to enter and send orders to us over the same system. Our store managers receive pictorial merchandising diagrams over the internet. Our critical business information is being gathered and disseminated with more skill and speed every month, and our Company intranet helps fortify our strong Company culture. This next year, we will continue to carefully invest in mission critical technology.

    Expanded Opportunities: We have not only added new products to our Golf, Corporate and Specialty Retail collections, but we have invested in new businesses that we expect will provide significant revenues and profits in the future. Our Women's fashions are already important to every one of our established business channels, and we believe that they will someday enjoy the same revenues as our Men's products. Our Consumer Direct business, consisting of our twelve beautiful retail stores and our handsome and informative e-commerce site, has provided enormous uplift to the Cutter & Buck brand. Our stores and website not only point consumers to all of our authorized dealers, but also serve those that have not otherwise been able to find adequate presentations of Cutter & Buck in their local community.

    The investments we've made in our infrastructure and new businesses have added to our fixed expenses, but should position us for strong growth when the economic uncertainty subsides. However, our business plan does not anticipate that the economy will give us that opportunity in fiscal year 2002. We're not going to promise exciting results in this kind of environment, and we have pegged our business plan to numbers that we have confidence in achieving.

    For fiscal year 2002, our major objectives are:

    First, continue to build Cutter & Buck into a prestigious multi-channel lifestyle brand. Our strategy is working. We will maximize our strength in our core businesses and nurture our opportunities in the newer ones. Over the past few years, we've steadily invested to enhance our competitive strengths in Golf, Specialty Retail and Corporate. This year, we expect to reap some rewards from all these investments without spending much more. Also over the past few years, we broadened our strategy to include Women's, E-business and Company Stores. We're happy with what we've been able to achieve. These investments are currently generating significant branding benefits, even if they're still growing to profitability. In a couple of years, we expect these investments to be very important to our profit picture.

    Second, our balance sheet is strong, and we intend to keep it that way. In fact, we intend to generate positive free cash flow (operating cash flow less capital expenditures) for the first time as a public Company. To do this, we're reducing our capital expenditures and taking a breather in the rate of Company store expansion. We will also convert inventory into cash by working down our Classics and by purchasing our Fashion inventory very carefully. In this environment, we're willing to leave money on the table by selling out of our Fashion goods early.

    Next, even though we're clearly focused on executing our long-term strategy, we're determined to show the best possible results for fiscal year 2002. To do this, we've cut back operating expenses throughout the Company and proceeded with a selective staff reduction. At the same time, we've created powerful programs to win market share and strengthen relationships in every one of our businesses. This includes a continuation of our advertising program in national consumer publications, the sponsorship of star golfer Annika Sorenstam to build awareness for our terrific Women's Golf collection, in-store incentive programs with our best retail customers, and direct mail communication with our consumers.

    And finally, we expect to emerge from this period with strength—a strong balance sheet, a strong brand, and strong relationships with our customers and suppliers. At the beginning of February, we sent our managers into the field to determine the exact state of our market position in our major businesses, and found that our brand is powerful, our products are selling and we have well-established relationships with our customers. In this environment, we want to win market share, not lose it. Our Company is healthy and we expect continued growth as the economy begins to recover. Despite our cautious approach to fiscal 2002, we are full of optimism about the future. Our respected brand provides us with extensive opportunities and it enjoys more awareness, loyalty and respect every day. Our multi-channel strategy addresses the desires of today's consumer—how they shop and why they bond with certain brands. Our products are among the best in the apparel industry. Our organization is committed to continual process enhancement and customer care. And we do all this with a deep commitment to social accountability. I hope that you share our values.

    We appreciate your support and confidence as we build Cutter& Buck into a premier worldwide brand.

Harvey N. Jones
Chairman and CEO

2001
FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS	8
SELECTED FINANCIAL DATA	20
INDEPENDENT AUDITOR'S REPORT	21
CONSOLIDATED FINANCIAL STATEMENTS	22
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	26
COMMON STOCK	38
CORPORATE INFORMATION	39

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

    You should read this section together with "Selected Financial Data" and our consolidated financial statements and related notes thereto included elsewhere in this Annual Report. In addition to the historical information contained here, this Annual Report contains forward-looking statements that involve risks and uncertainties. Forward-looking statements typically are identified by the use of such terms as "may," "will," "expect," "believe," "anticipate," "estimate," "plan" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual growth and results could differ materially from those contained in the forward-looking statements due to a number of factors, which include, but are not limited to the following: style changes and product acceptance, relations with and performance of suppliers, the ability of the Company to control costs and expenses, the ability of the Company to carry out successful design and planned product and brand messaging/extension activities and to penetrate its chosen distribution channels, competition, access to capital, foreign currency risks, risks associated with opening and operating retail locations, risks associated with the Company's entry into new markets or distribution channels, technological change, political and trade relations and the overall level of consumer spending on apparel and global economic conditions. Additional information on these and other factors that could affect the Company's financial results is set forth below and in our Securities and Exchange Commission filings. Finally, there may be other factors not mentioned above or included in the Company's SEC filings that may cause actual results to differ materially from any forward-looking information. You should not place undue reliance on these forward-looking statements. The Company assumes no obligation to update any forward-looking statements as a result of new information, future events or developments, except as required by the Securities laws.

    All references to fiscal years are references to our fiscal year ended April 30.

Overview

    Cutter & Buck is a lifestyle brand with broad demographic appeal, targeted to men and women who seek updated classic American styles with the latest textile and fashion innovations. We sell our distinctive sportswear, fashion and outerwear products primarily through golf pro shops and resorts, corporate accounts, specialty retail, international and other channels including Company-owned retail stores. In fiscal 2001, net sales to golf pro shops and resorts represented 33.0% of our net sales, corporate accounts represented 36.3% of our net sales, specialty retail represented 13.6% of our net sales, international represented 6.4% of our net sales and other distribution channels, including Company-owned retail, represented 10.7% of our net sales.

    During fiscal 2001 net sales increased approximately $18.6 million or 12.2%. This increase was primarily attributable to growth in our corporate, specialty retail and other distribution channels. The increase in net sales to these channels was partially offset by a decrease in sales to our golf distribution channel. Corporate and specialty retail net sales increased due to an increase in the number of accounts and an increase in the average annual net sales per account. Net sales to our other distribution channels increased due to an increase in the number of Company-owned retail stores and higher liquidation sales. Net sales to our golf distribution channel decreased as cold winter and spring weather delayed some course openings and resulted in a decrease in the number of rounds played and a corresponding decrease in net sales. International net sales remained relatively flat in fiscal 2001. We recognize our revenue at the time the product is shipped to the account, and there is no right to return other than for defective products.

    We have continued to invest in new business initiatives, management and systems. We have also enhanced our customer support, embroidery services and added six new Company-owned retail stores. These investments have resulted in operating expenses growing at a faster rate than the growth in net sales and have increased operating expenses as a percentage of net sales. The increase in our sales volume has given us negotiating leverage to purchase product at lower unit costs, thereby increasing gross margins. Sales through our retail stores and higher margin women's line have also grown and contributed to increased gross margins. These improvements were offset by higher off-channel liquidation sales primarily in the fourth quarter of fiscal 2001 and higher levels of sales allowances than in fiscal 2000.

    Our flagship retail store is located in Seattle and as of April 30, 2001 we have eleven additional stores in selected metropolitan markets. We expect to open another one or two stores during fiscal 2002.

    As a result of the slowed economy, we expect flat to very modest sales growth for fiscal 2002. We plan to control the growth of fixed expenses by reducing head count and discretionary spending. However, we will continue to develop our new businesses in Women's, Company-owned retail stores and E-business, which will result in operating expenses being somewhat higher than in fiscal 2001.

Results of Operations

    The following table sets forth, for the fiscal years indicated, certain consolidated statements of income data expressed as a percentage of net sales:

Year Ended April 30,	2001	2000	1999
Consolidated Statements of Income Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	58.1	55.7	56.9

Gross profit	41.9	44.3	43.1
Operating expenses:
Design and production	2.4	2.3	2.7
Selling and shipping	27.3	23.6	20.7
General and administrative	8.3	7.4	8.0

Total operating expenses	38.0	33.3	31.4

Operating income	3.9	11.0	11.7
Other income (expense):
Factor commission and interest expense, net of interest income	(0.7)	(0.3)	(0.4)
License and royalty income, net of other expense	0.3	0.2	0.4

Total other income (expense)	(0.4)	(0.1)	0.0

Income before income taxes	3.5	10.9	11.7
Income taxes	(1.3)	(3.9)	(4.2)

Net income	2.2%	7.0%	7.5%

Year Ended April 30, 2001 Compared to the Year Ended April 30, 2000

Net Sales

    During fiscal 2001, total net sales increased $18.6 million, or 12.2%, to $171.1 million. The detail of net sales by distribution channel is as follows:

Year Ended April 30,	2001	2000	Increase (Decrease)	Percent Change
In millions, except percent change
Golf	$56.4	$59.1	$(2.7)	(4.6)%
Corporate	62.1	56.4	5.7	10.1
Specialty retail stores	23.2	16.1	7.1	44.1
International	11.0	10.8	0.2	1.9
Other	18.4	10.1	8.3	82.2

	$171.1	$152.5	$18.6	12.2%

    During fiscal 2001 net sales to the golf distribution channel decreased $2.7 million or 4.6% from the prior year. This decrease was due to cold winter and spring weather, which delayed some course openings and had a negative impact on the number of golf rounds played during the year. Although sales to our golf distribution channel were down, the number of golf pro shops purchasing Cutter & Buck products increased in fiscal 2001. This was primarily due to the growth in the size of our golf sales force including the number of sales representatives that showcase our women's line.

    Net sales through the corporate distribution channel increased $5.7 million, or approximately 10.1%, to $62.1 million in fiscal 2001 from $56.4 million in fiscal 2000. The increase in fiscal 2001 represented approximately 30.6% of the total increase in net sales for the year. This increase is primarily attributable to the increased size and effectiveness of our exclusive corporate sales force, increases in product styles and inventory levels of our Classics products, relationships with a greater number of promotional products companies that resell Cutter & Buck apparel to corporate accounts and our growing brand strength.

    Specialty retail store sales increased $7.1 million or approximately 44.1% to $23.2 million in fiscal 2001 representing approximately 13.6% of our net sales in fiscal 2001. This increase is primarily attributable to the increase in the number of specialty retail stores purchasing Cutter & Buck products. International sales, which include sales of our wholly owned European subsidiary, distributors and licensees were relatively flat compared to fiscal 2000. Sales to other distribution channels, including liquidation and Company-owned retail increased from $10.1 million or 6.6% of net sales in fiscal 2000 to $18.4 million or 10.7% of net sales in fiscal 2001. This increase is attributable to an increase in the number of Company-owned retail stores and higher liquidation sales to move out-of-season fashion inventory.

Gross Margin

    In fiscal 2001, our gross margin was 41.9% of net sales, compared to 44.3% in fiscal 2000. The decrease during fiscal 2001 is due to higher off-channel liquidation sales primarily in the fourth quarter of fiscal 2001 and higher levels of sales allowances than in fiscal 2000. This decrease was partially offset by an increase in gross margin due to lower unit costs and increased sales through our retail stores and higher margin women's line.

Design and Production Expenses

    Design and production expenses increased by $0.6 million, or 18.2%, to $4.1 million in fiscal 2001 from $3.5 million in fiscal 2000 and increased slightly as a percentage of net sales to 2.4% in fiscal 2001 from 2.3% in fiscal 2000. Design expenses reflect the additional personnel, sample development and travel costs to support our expanding sportswear collection, including our women's line and accessories products.

    The increase in production expenses was attributable to increased personnel, quality control and travel costs, and costs associated with the strengthening of our embroidery development organization to support our growing embroidery business.

Selling and Shipping Expenses

    Selling and shipping expenses increased by $10.7 million, or 29.8%, to $46.7 million in fiscal 2001 from $36.0 million in fiscal 2000, and increased as a percentage of net sales to 27.3% in fiscal 2001 from 23.6% in fiscal 2000. The increase in selling expenses was attributable to increased salaries and commissions, travel and training costs associated with the increase in our sales force and increased trade advertising, showroom costs, and customer service staffing associated with a higher sales volume. In addition, fixturing expenses increased due to the continued investment in our in-store and concept shop fixture program. During fiscal 2001, we purchased and installed approximately $1 million of in-store and concept shop fixturing. The investment in these fixtures is amortized as a marketing expense over a three-year period.

    The increase in shipping expenses was due to increased warehouse staffing expense, rent and depreciation expense and packaging supplies costs. Warehouse staffing costs increased as a result of having a more highly skilled workforce and stronger distribution center management. Rent and depreciation expense increased due to the new distribution center and the warehouse management system. Packaging supplies cost increased with the higher levels of inventory. The store level operating expenses associated with Company-owned retail stores are also included in selling and shipping expenses and reflect expenses associated with twelve retail locations during fiscal 2001 compared to six in fiscal 2000.

General and Administrative Expenses

    General and administrative expenses increased by $2.9 million, or 25.3%, to $14.1 million in fiscal 2001 from $11.3 million in fiscal 2000, and increased as a percentage of net sales to 8.3% in fiscal 2001 from 7.4% in fiscal 2000. The increase was attributable to increased management and staffing costs, including costs associated with our retail operations and e-commerce initiative, increased depreciation and rent expense associated with information technology initiatives and corporate facilities, increased insurance costs, legal and communications expenses, and our corporate social responsibility initiative.

Operating Income

    As a result of the above items, operating income decreased by $10.1 million, or 59.9%, to $6.7 million in fiscal 2001 from $16.8 million in fiscal 2000, and decreased as a percentage of net sales to 3.9% in fiscal 2001 from 11.0% in fiscal 2000.

Factor Commission and Interest Expense, Net of Interest Income

    Factor commission and interest expense, net of interest income, increased by approximately $0.8 million to $1.3 million in fiscal 2001 from $0.5 million in fiscal 2000 and increased as a percentage of net sales to 0.7% in fiscal 2001 from 0.3% in fiscal 2000. The increase is primarily due to interest expense associated with capital leases entered into during fiscal 2001 and increases in our line of credit. Factoring during fiscal 2001 was limited to our European operations.

License and Royalty Income, Net of Other Expense

    License and royalty income, net of other expense, increased by $0.2 million, or 71.4%, to $0.5 million, representing 0.3% of net sales in fiscal 2001, from $0.3 million and 0.2% of net sales in fiscal 2000. This category includes gains and losses from foreign currency transactions which resulted in a net transaction gain of $134,000 in fiscal 2001 compared to $43,000 in fiscal 2000 and accounted for most of the increase in this category.

Income Taxes

    We recorded $2.3 million of income tax expense in fiscal 2001. The effective rate for income taxes in fiscal 2001 and 2000 was 38% and 36%, respectively. The effective rate increased as the Company opened retail stores in additional states, thereby increasing state income taxes.

Year Ended April 30, 2000 Compared to the Year Ended April 30, 1999

Net Sales

    During fiscal 2000, net sales increased by $45.2 million, or 42.1%, to $152.5 million. The detail of net sales by distribution channel is as follows:

Year Ended April 30,	2000	1999	Increase	Percent Change
In millions, except percent change
Golf	$59.1	$51.0	$8.1	15.9%
Corporate	56.4	32.7	23.7	72.5
Specialty retail stores	16.1	10.8	5.3	49.1
International	10.8	8.0	2.8	35.0
Other	10.1	4.8	5.3	110.4

	$152.5	$107.3	$45.2	42.1%

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

    Specialty retail store sales increased $5.3 million or approximately 49.3% to $16.1 million in fiscal 2000 representing approximately 10.5% of our net sales in fiscal 2000. This increase is primarily attributable to the increase in the number of specialty retail stores purchasing Cutter & Buck products. International sales which include sales of our wholly-owned European subsidiary, distributors and licensees increased $2.8 million or approximately 35.1% to $10.8 million in fiscal 2000. Sales to other distribution channels, including liquidation and Company-owned retail stores also increased from $4.8 million or 4.5% of net sales in fiscal 1999 to $10.1 million or 6.6% of net sales in fiscal 2000.

Gross Margin

    In fiscal 2000, our gross margin was 44.3% of net sales, compared to 43.1% in fiscal 1999. The increase during fiscal 2000 was primarily due to higher production volumes which has given us the ability to expand our international sourcing and has enhanced our negotiating leverage to purchase product at lower unit costs, thereby increasing gross margin. This reduction in unit costs was partially offset by slightly higher liquidation sales in fiscal 2000 compared to fiscal 1999, a discount program that was offered to the golf channel for the spring season and higher unit embroidery costs.

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

Selling and Shipping Expenses

    Selling and shipping expenses increased by $13.8 million, or 62.4%, to $36.0 million in fiscal 2000 from $22.2 million in fiscal 1999, and increased as a percentage of net sales to 23.6% in fiscal 2000 from 20.7% in fiscal 1999. The increase in selling expenses was attributable to increased salaries and commissions, travel expense and sales sample expense associated with a larger sales force, and increased customer service staffing, trade advertising, and trade show costs associated with higher sales volume. In addition, fixturing expenses increased due to the continued investment in our in-store and concept shop fixture program. During fiscal 2000, we purchased and installed approximately $1.6 million of in-store and concept shop fixturing. The investment in these fixtures is amortized as a marketing expense over a three year period. The increase in shipping expenses was due to increased warehouse staffing expense, facilities costs and packaging costs directly associated with the Company's increased sales volumes and higher levels of inventory. Costs associated with the move to the new distribution center also contributed to the increase in shipping expenses. The store level operating expenses associated with Company-owned retail stores are also included in selling and shipping expenses and reflect expenses associated with six retail locations during fiscal 2000 compared to one in fiscal 1999.

General and Administrative Expenses

    General and administrative expenses increased by $2.6 million, or 30.5%, to $11.3 million in fiscal 2000 from $8.6 million in fiscal 1999, but decreased as a percentage of net sales to 7.4% in fiscal 2000 from 8.0% in fiscal 1999. The dollar increase during fiscal 2000 was primarily due to increased management and staffing costs, including a team hired to manage our retail operations and a director of e-business development. The increased general and administrative expenses in fiscal 2000 also reflected increased depreciation expense associated with information technology initiatives and corporate facilities as well as increased legal and accounting fees. Since these expenses grew at a slower rate than the growth in sales, general and administrative expenses decreased as a percentage of net sales.

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

License and Royalty Income, Net of Other Expense

    License and royalty income, net of other expense, decreased by $0.1 million, or 28.2%, to $0.3 million, representing 0.2% of net sales in fiscal 2000, from $0.4 million and 0.4% of net sales in fiscal 1999. This category also includes gains and losses from foreign currency transactions, which resulted in a net transaction gain of $43,000 in fiscal 2000 compared to $19,000 in fiscal 1999. The decrease in license and royalty income in fiscal 2000 was primarily attributable to the termination of our license agreement in Japan.

Income Taxes

    We recorded $6.0 million of income tax expense in fiscal 2000. The effective rate for income taxes in fiscal 2000 and 1999 was 36%.

Quarterly Results and Seasonality

    Historically, we have generally experienced our lowest level of net sales in the first and third quarters ending July 31 and January 31, respectively. Correspondingly, our highest level of net sales are achieved in the second and fourth quarters, ending October 31 and April 30, respectively. This seasonality has resulted primarily from the timing of shipments to golf pro shops and specialty retail stores in the second and fourth quarters. Other factors contributing to the variability of our quarterly results include seasonal fluctuations in consumer demand, the timing and amount of orders from key customers, the timing and magnitude of sales of seasonal remainder merchandise and availability of product. This pattern of sales creates seasonal profitability and working capital financing and liquidity issues, as we generally must finance higher levels of inventory during the first and third quarters when net sales are lowest. As a result, our operating results may fall below market analysts' expectations in some future quarters, which could materially harm the market price of our common stock.

    The following tables set forth certain unaudited financial data, including percentages of net sales, for the eight quarters ended April 30, 2001.

Quarterly Results in Thousands

2001 Quarter Ended	July 31, 2000	Oct. 31, 2000	Jan. 31, 2001	Apr. 30, 2001
Consolidated Statements of Income Data:
Net sales	$39,029	$46,074	$32,369	$53,596
Cost of sales	21,512	25,528	17,558	34,792

Gross profit	17,517	20,546	14,811	18,804
Operating expenses:
Design and production	1,005	970	1,102	1,090
Selling and shipping	11,001	11,266	11,631	12,828
General and administrative	3,268	3,323	3,452	4,007

Total operating expenses	15,274	15,559	16,185	17,925

Operating income (loss)	2,243	4,987	(1,374)	879
Other income (expense):
Factor commission and interest expense, net of interest income	(233)	(230)	(287)	(505)
License and royalty income, net of other expense	122	165	109	97

Total other income (expense)	(111)	(65)	(178)	(408)

Income (loss) before income taxes (benefits)	2,132	4,922	(1,552)	471
Income taxes (benefits)	810	1,871	(589)	179

Net income (loss)	$1,322	$3,051	$(963)	$292

2000 Quarter Ended	July 31, 1999	Oct. 31, 1999	Jan. 31, 2000	Apr. 30, 2000
Consolidated Statements of Income Data:
Net sales	$29,189	$36,891	$31,786	$54,587
Cost of sales	16,417	20,741	17,540	30,245

Gross profit	12,772	16,150	14,246	24,342
Operating expenses:
Design and production	804	879	850	932
Selling and shipping	7,474	8,567	8,625	11,326
General and administrative	2,590	2,964	2,665	3,054

Total operating expenses	10,868	12,410	12,140	15,312

Operating income	1,904	3,740	2,106	9,030
Other income (expense):
Factor commission and interest expense, net of interest income	(300)	(6)	(22)	(132)
License and royalty income, net of other expense	21	61	52	154

Total other income (expense)	(279)	55	30	22

Income before income taxes	1,625	3,795	2,136	9,052
Income taxes	585	1,366	769	3,259

Net income	$1,040	$2,429	$1,367	$5,793

Quarterly Results as a Percentage of Net Sales

2001 Quarter Ended	July 31, 2000	Oct. 31, 2000	Jan. 31, 2001	Apr. 30, 2001
Consolidated Statements of Income Data:
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	55.1	55.4	54.2	64.9

Gross profit	44.9	44.6	45.8	35.1
Operating expenses:
Design and production	2.6	2.1	3.4	2.0
Selling and shipping	28.2	24.5	35.9	23.9
General and administrative	8.4	7.2	10.7	7.5

Total operating expenses	39.2	33.8	50.0	33.4

Operating income (loss)	5.7	10.8	(4.2)	1.7
Other income (expense):
Factor commission and interest expense, net of interest income	(0.6)	(0.5)	(0.9)	(1.0)
License and royalty income, net of other expense	0.4	0.4	0.3	0.1

Total other income (expense)	(0.2)	(0.1)	(0.6)	(0.9)

Income (loss) before income taxes (benefits)	5.5	10.7	(4.8)	0.8
Income taxes (benefits)	2.1	4.1	(1.8)	0.3

Net income (loss)	3.4%	6.6%	(3.0)%	0.5%

2000 Quarter Ended	July 31, 1999	Oct. 31,1999	Jan. 31, 2000	Apr. 30, 2000
Consolidated Statements of Income Data:
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	56.2	56.2	55.2	55.4

Gross profit	43.8	43.8	44.8	44.6
Operating expenses:
Design and production	2.8	2.4	2.7	1.7
Selling and shipping	25.6	23.2	27.1	20.7
General and administrative	8.9	8.0	8.4	5.6

Total operating expenses	37.3	33.6	38.2	28.0

Operating income	6.5	10.2	6.6	16.6
Other income (expense):
Factor commission and interest expense, net of interest income	(1.0)	(0.0)	(0.1)	(0.3)
License and royalty income, net of other expense	0.1	0.1	0.2	0.3

Total other income (expense)	(0.9)	0.1	0.1	0.0

Income before income taxes	5.6	10.3	6.7	16.6
Income taxes	2.0	3.7	2.4	6.0

Net income	3.6%	6.6%	4.3%	10.6%

Liquidity and Capital Resources

    Net cash used in operating activities in fiscal 2001 was $9.5 million. This resulted primarily from increases in inventory of $16.8 million, prepaid expenses and other current assets of $1.2 million, deferred income taxes of $1.3 million and income tax payments of $3.4 million. These increases were partially offset by cash generated from profitable operations, collections of account receivables and the timing of payments for certain payables. Approximately $14.8 million of the increase in inventory relates to Classics merchandise, $1.7 million relates to footwear and accessories and $2.6 million relates to retail stores and e-commerce. These increases were partially offset by decreases of $1.3 million in fashion inventory, $0.3 million in embroidery work in process and other and $0.7 million in our European operations. The growth in inventory in fiscal 2001 is higher than planned due to our unanticipated sales shortfall during the Spring season. We expect inventory levels to increase during the first quarter of fiscal 2002 as we bring in Fall fashion merchandise and continue to receive Classics merchandise buys that were moved out of fiscal 2001. We reduced our inventory buys beginning in the second quarter of fiscal 2002 and as a result, we expect inventory levels to trend down in that quarter as well as the remainder of the fiscal year.

    Net cash used in operating activities in fiscal 2000 was $7.8 million. This resulted primarily from increases in accounts receivable, inventory and prepaid expenses and other current assets of $18.2 million, $8.5 million and $0.3 million, respectively. These increases were partially offset by cash generated from profitable operations and the timing of payments for certain payables. Approximately $3.4 million of the increase in inventory relates to fashion merchandise, $1.6 million relates to footwear and accessories, $1.0 million relates to European operations and the balance of the increase relates primarily to embroidery work in process and the addition of new retail store locations. The increase in inventory in fiscal 2000 was designed to support planned sales volume during fiscal 2001.

    Net cash used in investing activities was $3.0 million in fiscal 2001 and was primarily due to purchases of capital equipment of approximately $10.5 million. These purchases were partially offset by proceeds of approximately $6.7 million from the sale of certain capital assets in a sale and leaseback transaction. Net cash provided by financing activities was $13.2 million in fiscal 2001. This resulted from net borrowings of $15.0 million and the exercise of stock options as well as the sale of $0.3 million of common stock under the employee stock purchase plan. These increases were partially offset by $2.2 million of principal payments under capital leases.

    During fiscal 2001, capital expenditures, including equipment acquired under capital leases, included $1 million for in-store fixtures and concept shops, $4.7 million for equipment and leasehold improvements associated with Company-owned retail stores, $1.9 million for the distribution center and warehouse management system, $0.5 million for the development of our e-commerce website and $2.4 million for computer hardware and software, leasehold improvements and other furniture and equipment. Capital expenditures during fiscal 2000 totaled $12.2 million and included $3.6 million for in-store fixtures, concept shops, a PGA merchandise tent and a PGA trade show booth, $3.1 million for equipment and leasehold improvements associated with Company-owned retail stores, $3.3 million for the new distribution center, embroidery equipment and warehouse management system and $2.2 million for computer hardware, software, leasehold improvements and other furniture and equipment. Capital expenditures during fiscal 1999 included $1.7 million for in-store fixtures, $1.2 million for warehouse and embroidery equipment, $0.6 million for equipment and leasehold improvements associated with a Company-owned retail store and $3.7 million for computer hardware, software, leasehold improvements and other furniture and equipment.

    Capital expenditures of approximately $4 million are planned for fiscal 2002, including amounts for information technology initiatives, in-store fixtures and concept shops, equipment and leasehold improvements associated with Company-owned retail stores, computer hardware, software, and furniture and office equipment.

    The $40 million line of credit with Washington Mutual Bank d/b/a Western Bank ("Western Bank") expired on August 1, 2000. We renegotiated the line of credit and on July 28, 2000 entered into a new loan agreement for a $55 million line of credit. The line of credit is to be used for general corporate purposes. Interest on borrowings is charged and payable monthly at either the Prime rate or the LIBOR rate plus 1.75%, each as defined in the loan agreement, at the borrower's election. The $55 million line of credit expires on August 1, 2002 and is collateralized by a security interest in the Company's inventory, accounts receivable, furniture and equipment, contract rights and general intangibles. The loan agreement contains certain restrictive covenants covering minimum working capital and tangible net worth, as well as a maximum debt-to-equity ratio and a limitation on capital expenditures. The Company was in compliance with these covenants at April 30, 2001.

    In November 2000, the Company amended its $55 million line of credit agreement with Western Bank to allocate $5 million for use solely by the Dutch subsidiary, replacing the subsidiary's previous line of credit. The allocated amount is to be used by the subsidiary for the same purposes and is subject to the same terms and performance criteria described above. At April 30, 2001, working capital advances totaled $18.7 million of which $3.3 million relates to our Dutch subsidiary. In addition, we had open letters of credit in the aggregate amount of $20.2 million.

    Our primary need for funds is to finance increased working capital and to fund capital expenditures, including opening additional Company-owned retail stores. Assuming we successfully renew our bank line of credit in August 2002, we believe that cash on hand and cash generated from operations, as well as the ability to borrow under bank lines of credit will be sufficient to meet our cash requirements in the current and next fiscal years. However, our capital needs will depend on many factors, including our growth rate, the need to finance increased production and inventory levels, the success of our various sales and marketing programs and various other factors. Depending upon our growth and working capital needs, we may require additional financing in the future through debt or equity offerings, which may or may not be available or may be dilutive. Our ability to obtain additional financing will depend on our operations, financial condition and business prospects, as well as conditions then prevailing in the relevant capital markets.

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

Foreign Currency Exchange Risk

    From time to time, we use derivative financial instruments to reduce our exposure to changes in foreign exchange rates in connection with the operations of our European subsidiaries. While these instruments are subject to risk of loss from changes in exchange rates, those losses would generally be offset by gains on the related exposure. We do not use derivative financial instruments for speculative or trading purposes. We reduce the risks associated with changes in foreign currency rates by entering into forward, cylinder and option contracts to hedge accounts receivable denominated in currencies other than the Euro. Gains and losses on contracts which hedge specific foreign currency denominated commitments are recognized in the period in which the transaction is completed. In fiscal 2001 we incurred a net foreign exchange transaction gain of $134,000 compared to $43,000 during fiscal 2000.

    The fair value of foreign exchange contracts is based on quoted market prices. At April 30, 2001 we had one open option contract to sell £400,000 Great Britain Pounds. To the extent we have assets and liabilities denominated in foreign currencies that are not hedged, we are subject to foreign currency transaction gains and losses.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No.133"). SFAS No.133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company limits its use of derivative financial instruments to the management of foreign currency risks. The Company adopted SFAS No.133 on May 1, 2001, as required. The adoption of SFAS No.133 did not have a material impact on the Company's consolidated financial statements.

SELECTED FINANCIAL DATA

    The tables that follow present portions of our consolidated financial statements and are not complete. You should read the following selected financial information in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The consolidated statements of income data for each of the three years in the period ended April 30, 2001 and the consolidated balance sheets data as of April 30, 2001 and 2000 are derived from our audited consolidated financial statements which are included elsewhere in this Annual Report. The consolidated statements of income data for each of the two years in the period ended April 30, 1998, and the consolidated balance sheets data as of April 30, 1999, 1998 and 1997 are derived from audited consolidated financial statements that are not included herein. Historical results are not necessarily an indication of future results.

Year Ended April 30,	2001	2000	1999	1998	1997
In thousands, except per share data
Consolidated Statements of Income Data:
Net sales	$171,068	$152,453	$107,286	$70,104	$46,593
Cost of sales	99,389	84,943	61,058	40,642	28,054

Gross profit	71,679	67,510	46,228	29,462	18,539
Operating expenses:
Design and production	4,094	3,465	2,915	2,120	1,256
Selling and shipping	46,725	35,992	22,168	13,129	8,774
General and administrative	14,124	11,273	8,636	5,710	3,513

Total operating expenses	64,943	50,730	33,719	20,959	13,543

Operating income	6,736	16,780	12,509	8,503	4,996
Factor commission and interest expense, net of interest income	(1,256)	(460)	(393)	(135)	(197)
License and royalty income, net of other expense	492	288	400	212	409

Total other income (expense)	(764)	(172)	7	77	212

Income before income taxes	5,972	16,608	12,516	8,580	5,208
Income taxes	2,271	5,979	4,508	2,920	1,610

Net income	$3,701	$10,629	$8,008	$5,660	$3,598

Basic earnings per share	$0.35	$1.08	$0.98	$0.72	$0.55
Diluted earnings per share	$0.35	$1.06	$0.94	$0.68	$0.51
Shares used in computation of:
Basic earnings per share	10,448	9,839	8,212	7,852	6,581
Diluted earnings per share	10,526	10,021	8,562	8,294	7,004
April 30,	2001	2000	1999	1998	1997
In thousands, except per share data
Consolidated Balance Sheets Data:
Cash	$8,072	$7,367	$4,760	$7,590	$7,442
Working capital	79,390	77,101	44,911	34,391	29,811
Total assets	142,953	118,792	80,589	48,144	38,960
Short-term debt	21,469	4,455	12,305	681	141
Long-term debt	10,346	6,545	5,907	627	523
Total shareholders' equity	93,265	88,907	48,908	38,621	32,187

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cutter & Buck Inc.

    We have audited the accompanying consolidated balance sheets of Cutter & Buck Inc. as of April 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cutter & Buck Inc. at April 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2001, in conformity with accounting principles generally accepted in the United States.

Seattle, Washington June 20, 2001

CONSOLIDATED BALANCE SHEETS

Year Ended April 30,	2001	2000
Assets
Current assets:
Cash and cash equivalents	$8,072,456	$7,366,612
Accounts receivable, net of allowances for doubtful accounts and returns of $3,320,416 in 2001 and $2,351,024 in 2000	48,517,944	50,462,713
Inventories	53,553,275	36,739,933
Deferred income taxes	3,350,725	2,250,527
Prepaid expenses and other current assets	4,646,569	3,447,789

Total current assets	118,140,969	100,267,574
Furniture and equipment, net	23,192,033	17,813,391
Deferred income taxes	763,321	308,560
Other assets	857,100	401,992

Total assets	$142,953,423	$118,791,517

Liabilities and Shareholders' Equity
Current liabilities:
Short-term borrowings	$18,732,209	$3,036,551
Accounts payable	12,885,720	12,086,335
Accrued liabilities	4,119,834	3,129,393
Income taxes payable	—	3,423,068
Current portion of capital lease obligations and debt	2,736,537	1,418,828
Other current liabilities	276,333	72,362

Total current liabilities	38,750,633	23,166,537
Capital lease obligations, less current portion	6,774,898	2,259,505
Long-term debt, less current portion	3,571,428	4,285,714
Other liabilities	591,721	172,470
Commitments and contingencies	—	—
Shareholders' equity:
Preferred stock, no par value, 6,000,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value: 25,000,000 shares authorized; 10,539,512 issued and outstanding in 2001 and 10,344,672 in 2000	64,187,129	62,645,047
Deferred compensation	(968,764)	(210,484)
Retained earnings	30,506,410	26,804,933
Accumulated other comprehensive loss	(460,032)	(332,205)

Total shareholders' equity	93,264,743	88,907,291

Total liabilities and shareholders' equity	$142,953,423	$118,791,517

See accompanying Notes.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended April 30,	2001	2000	1999
Net sales	$171,067,509	$152,452,723	$107,285,920
Cost of sales	99,389,000	84,942,984	61,057,635

Gross profit	71,678,509	67,509,739	46,228,285
Operating expenses:
Design and production	4,094,259	3,464,916	2,914,613
Selling and shipping	46,725,117	35,992,104	22,168,412
General and administrative	14,123,570	11,272,395	8,636,591

Total operating expenses	64,942,946	50,729,415	33,719,616

Operating income	6,735,563	16,780,324	12,508,669
Other income (expense):
Factor commission and interest expense, net of interest income of $134,195 in 2001, $579,028 in 2000, and $245,314 in 1999	(1,255,501)	(459,658)	(393,291)
License and royalty income, net of other expense	492,415	287,252	400,284

Total other income (expense)	(763,086)	(172,406)	6,993

Income before income taxes	5,972,477	16,607,918	12,515,662

Income taxes	2,271,000	5,978,850	4,507,800

Net income	$3,701,477	$10,629,068	$8,007,862

Basic earnings per share	$0.35	$1.08	$0.98

Diluted earnings per share	$0.35	$1.06	$0.94

See accompanying Notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock				Accumulated Other Comprehensive Loss
			Deferred Compensation	Retained Earnings
	Shares	Amount				Total
Balance, May 1, 1998	7,876,194	$30,577,648	$—	$8,168,003	$(125,038)	$38,620,613
Stock issued under employee stock purchase plan	11,221	149,233	—	—	—	149,233
Exercise of stock options	296,245	950,116	—	—	—	950,116
Exercise of stock warrants	118,378	662,920	—	—	—	662,920
Deferred compensation relating to restricted stock grants	10,198	171,744	(171,744)	—	—	—
Amortization of deferred compensation	—	—	64,404	—	—	64,404
Tax benefit on exercise of stock options	—	486,349	—	—	—	486,349
Net income	—	—	—	8,007,862	—	8,007,862
Foreign currency translation	—	—	—	—	(33,861)	(33,861)

Comprehensive income	—	—	—	—	—	7,974,001

Balance, April 30, 1999	8,312,236	32,998,010	(107,340)	16,175,865	(158,899)	48,907,636
Sale of common stock, net of offering expenses of $2,462,760	1,955,000	28,817,240	—	—	—	28,817,240
Stock issued under employee stock purchase plan	26,254	351,736	—	—	—	351,736
Exercise of stock options	33,657	196,055	—	—	—	196,055
Deferred compensation relating to restricted	stock grants	17,525	252,016	(252,016)	—	— —
Amortization of deferred compensation	—	—	148,872	—	—	148,872
Tax benefit on exercise of stock options	—	29,990	—	—	—	29,990
Net income	—	—	—	10,629,068	—	10,629,068
Foreign currency translation	—	—	—	—	(173,306)	(173,306)

Comprehensive income	—	—	—	—	—	10,455,762

Balance, April 30, 2000	10,344,672	62,645,047	(210,484)	26,804,933	(332,205)	88,907,291
Stock issued under employee stock purchase plan	39,514	261,088	—	—	—	261,088
Exercise of stock options	15,250	120,780	—	—	—	120,780
Expense relating to stock options granted to non-employee	—	32,050	—	—	—	32,050
Deferred compensation relating to restricted stock grants	140,076	1,114,342	(1,114,342)	—	—	—
Amortization of deferred compensation	—	—	356,062	—	—	356,062
Tax benefit on exercise of stock options	—	13,822	—	—	—	13,822
Net income	—	—	—	3,701,477	—	3,701,477
Foreign currency translation	—	—	—	—	(127,827)	(127,827)

Comprehensive income	—	—	—	—	—	3,573,650

Balance, April 30, 2001	10,539,512	$64,187,129	$(968,764)	$30,506,410	$(460,032)	$93,264,743

See accompanying Notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended April 30,	2001	2000	1999
Operating activities:
Net income	$3,701,477	$10,629,068	$8,007,862
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	5,066,227	3,786,907	2,306,276
Deferred income taxes	(1,283,715)	(689,595)	(842,115)
Deferred gain on sale and leaseback of capital assets	383,552	—	—
Amortization of deferred compensation	356,062	148,872	64,404
Non cash compensation expense	32,050	—	—
Changes in assets and liabilities:
Receivables, net	1,900,003	(18,242,568)	(12,453,626)
Inventories	(16,841,544)	(8,532,947)	(15,547,970)
Prepaid expenses and other current assets	(1,217,009)	(258,301)	(1,870,703)
Accounts payable and accrued liabilities	1,789,500	4,963,663	3,823,477
Income taxes payable	(3,423,068)	397,100	2,013,597

Net cash used in operating activities	(9,536,465)	(7,797,801)	(14,498,798)
Investing activities:
Purchases of furniture and equipment	(9,241,358)	(9,939,082)	(6,624,987)
Proceeds from sale and leaseback of capital assets	6,745,675	—	—
Increase in trademarks, patents and marketing rights	(455,560)	(109,059)	(62,518)

Net cash used in investing activities	(2,951,243)	(10,048,141)	(6,687,505)
Financing activities:
Net proceeds from (repayments of) short term borrowings	15,043,294	(8,614,755)	11,953,708
Proceeds from long term debt	—	—	5,000,000
Principal payments under capital lease obligations	(2,209,738)	(387,216)	(261,766)
Issuance of common stock	395,690	29,395,021	1,762,269

Net cash provided by financing activities	13,229,246	20,393,050	18,454,211
Effects of foreign exchange rate changes on cash	(35,694)	59,245	(97,380)

Net increase (decrease) in cash and cash equivalents	705,844	2,606,353	(2,829,472)
Cash and cash equivalents, beginning of year	7,366,612	4,760,259	7,589,731

Cash and cash equivalents, end of year	$8,072,456	$7,366,612	$4,760,259

Supplemental information:
Cash paid during the year for interest	$875,015	$933,644	$308,277

Cash paid during the year for income taxes	$7,195,229	$6,271,345	$3,245,000

Non cash financing and investing activities:
Equipment acquired under capital leases	$8,042,840	$2,223,457	$568,850

Deferred compensation for issuance of restricted stock	$1,114,342	$252,016	$171,744

See accompanying Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.

Description of the Business and Summary of Significant Accounting Policies

Description of the Business

    Cutter & Buck Inc. (the "Company") designs, sources and markets men's and women's sportswear, fashion and outerwear apparel. The Company's trade customers are principally golf pro shops and resorts, corporate accounts, specialty retail and Company-owned retail stores.

    The Company has two wholly-owned subsidiaries, Cutter & Buck (Europe) B.V. and Cutter & Buck GmbH established for the purpose of direct marketing, sales and distribution of Cutter & Buck sportswear, fashion and outerwear in Europe.

Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and cash equivalents

    The Company considers all short-term investments with maturities of 90 days or less at purchase to be cash equivalents.

Inventories

    Inventories, which are predominantly finished goods, are valued at the lower of cost or market, with cost determined under the first-in, first-out method. A detailed analysis of inventory is performed on a quarterly basis to identify slow-moving and out-of-season fashion merchandise. The net realizable value of this merchandise is estimated based upon disposition plans and historical experience. A valuation allowance is established to reduce the carrying amount of slow-moving merchandise to its net realizable value.

Samples

    The Company capitalizes the costs of merchandise samples that relate to goods to be sold in future selling seasons. These samples are amortized on a straight-line basis over the respective selling seasons of six months. The amortization of samples is charged to selling expenses over the revenue-generating period.

Furniture and Equipment

    Furniture and equipment are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets. Machinery and equipment are depreciated over three to seven years. Furniture and equipment are depreciated over three to five years. Leasehold improvements are depreciated over the lesser of the lease term or the estimated economic useful life of the asset, generally five to ten years. Furniture and equipment acquired under capital leases are amortized on a straight-line basis over the lesser of the lease term or the estimated economic useful life of the asset. Store fixtures are depreciated on a straight-line basis over three years.

Advertising

    Advertising costs are expensed as incurred. Advertising expense was $3,310,888, $2,460,647 and $1,410,044 for the years ended April 30, 2001, 2000 and 1999 respectively.

Income Taxes

    The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Fair Value of Financial Instruments

    The fair value of the Company's capital lease obligations and long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount of these financial instruments at April 30, 2001 and 2000 approximated fair value.

Concentrations of Credit Risk

    The Company sells its products to approved customers on an open account basis, subject to established credit limits, cash in advance or cash on delivery terms. The Company is subject to credit risk on the majority of its receivables. These receivables are geographically disbursed throughout the United States, Europe and selected foreign countries where formal distributor agreements exist.

Revenue Recognition

    Revenue is recognized at the time the product is shipped to the customer and, in the case of Company-owned retail, when product is sold to customers. There is no right to return for customers, other than for defective products. An allowance for these estimated sales returns is provided when the related revenue is recorded.

Shipping and Handling Costs

    Shipping and handling costs billed to customers and incurred by the Company in shipping product to customers are charged to cost of sales.

Foreign Currency Translation

    Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded as a component of comprehensive income. Gains and losses from foreign currency transactions are included in other income and were $134,000, $43,000 and $19,000 in fiscal 2001, 2000 and 1999, respectively.

Stock-Based Compensation

    The Company has elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" ("SFAS No.123"). Accordingly, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense for stock options is measured as the excess, if any, of the market price of the Company's common stock at the date of grant over the stock option exercise price. Under the Company's plans, stock options are generally granted at fair market value.

    Stock compensation expense for options granted to non-employees is determined in accordance with SFAS No.123 and the Emerging Issues Task Force consensus inIssue No.96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services'("EITF No.96-18"). Accordingly, expense is recorded based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

Earnings Per Share

    Basic earnings per share are based on the weighted average number of common shares outstanding. Diluted earnings per share are based on the weighted average number of common shares and equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and warrants except when the effect of their inclusion would be antidilutive.

Segment and Geographic Information

    The Company has two operating segments, the wholesale and retail sales of sportswear, fashion and outerwear apparel. The information for these segments is the information used by the Company's chief operating decision maker to evaluate operating performance. Financial information from segments below the quantitative thresholds provided in Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information" is aggregated into one reportable segment of the Company. Since the retail business segment does not meet the quantitative thresholds for a reportable segment it is not separately reported. International sales represented approximately 6.4%, 7.1%, and 7.5% of net sales for the years ended April 30, 2001, 2000 and 1999 respectively. No foreign country or geographic area accounted for more than 10% of net sales in any of the periods presented. Long-term assets of international operations represent approximately 3.5%, 6.7% and 14.6% of the Company's long-term assets for fiscal 2001, 2000 and 1999, respectively.

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

Derivatives and Hedging

    The Company from time to time, uses derivative financial instruments to reduce its exposure to changes in foreign exchange rates in connection with the operations of its European subsidiaries. While these instruments are subject to risk of loss from changes in exchange rates, those losses would generally be offset by gains on the related exposure. The Company does not use derivative financial instruments for speculative or trading purposes. The Company reduces the risks associated with changes in foreign currency exchange rates by entering into forward, cylinder and option contracts to hedge accounts receivable denominated in non-euro currencies. Gains and losses on contracts which hedge specific foreign currency denominated commitments are recognized in the period in which the transaction is completed and the related amounts are recorded as other income.

    The fair value of foreign exchange contracts is based on quoted market prices. At April 30, 2001 the Company held one option contract to sell £400,000 Great Britain Pounds. This contract matured on

May 2, 2001. The Company had no open forward contracts at April 30, 2000. The fair value of forward exchange contracts approximated cost at April 30, 2001. To the extent the Company has assets and liabilities denominated in foreign currencies that are not hedged, the Company is subject to foreign currency transaction gains and losses.

New Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No.133"). SFAS No.133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company limits its use of derivative financial instruments to the management of foreign currency risks. The Company adopted SFAS No.133 on May 1, 2001, as required. The adoption of SFAS No.133 did not have a material impact on the Company's consolidated financial statements.

    In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements" ("SAB No.101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company adopted SAB No.101 in fiscal 2001, which did not have a material impact on the Company's consolidated financial statements.

Note 2.

Prepaid Expenses and Other Current Assets

April 30,	2001	2000
Prepaid expenses	$3,392,930	$2,113,524
Samples	1,253,639	1,334,265

	$4,646,569	$3,447,789

Note 3.

Accounts Receivable

    During fiscal 2000, the Company terminated its factoring agreement with its sole factor company in the United States. The Company's European subsidiary continues to factor certain receivables with a European factor company. Factored receivables are not material to accounts receivable balances.

Note 4.

Furniture and Equipment

    Furniture and equipment consisted of the following:

April 30,	2001	2000
Leasehold improvements	$8,404,675	$5,073,047
Machinery and equipment	9,915,963	5,387,735
Store fixtures	8,114,225	5,909,059
Furniture and other fixtures	9,896,586	8,338,237

	36,331,449	24,708,078
Less accumulated depreciation and amortization	(13,566,281)	(8,385,082)
Construction in progress	426,865	1,490,395

	$23,192,033	$17,813,391

    The total cost of leased equipment capitalized at April 30, 2001 and 2000 was $11,928,062 and $3,915,853, respectively, with related accumulated amortization of $2,502,152 and $1,182,811, respectively.

Note 5.

Debt

    In July 2000, the Company entered into a loan agreement with Washington Mutual Bank d/b/a/ Western Bank ("Western Bank") for a $55 million line of credit, replacing the Company's previous line of credit. Western Bank has included Bank of America, N.A. in the arrangement as co-lender. The revolving line of credit is to be used for general corporate purposes. Interest on borrowings is charged and payable monthly at either the Prime rate or the LIBOR rate plus 1.75%, each as defined in the loan agreement, at the borrower's election. The line of credit expires on August 1, 2002 and is collateralized by a security interest in the Company's inventory, accounts receivable, furniture and equipment, contract rights and general intangibles. The loan agreement contains certain restrictive covenants covering minimum working capital and tangible net worth, as well as a maximum debt-to-equity ratio and maximum capital expenditures. The Company was in compliance with these covenants at April 30, 2001. At April 30, 2001, letters of credit outstanding against this line of credit totaled approximately $20.0 million and working capital advances totaled $15.4 million, of which $2 million was at an interest rate of 6.8%, $5.7 million was at an interest rate of 6.1% and $7.7 million was at an interest rate of 7.5%.

    In November 2000, the Company amended its $55 million line of credit agreement with Western Bank to allocate $5 million for use solely by the Dutch subsidiary, replacing the subsidiary's previous line of credit. The allocated amount is to be used by the subsidiary for the same purposes and is subject to the same terms and performance criteria described above. At April 30, 2001 letters of credit outstanding against this line of credit totaled approximately $235,000 and working capital advances totaled approximately $3.3 million at an interest rate of 6.2%.

    The Company also has a $5 million term credit facility with Western Bank. As of April 30, 2001 $3.6 million remained outstanding against the term credit facility. The term loan bears interest at a fixed rate of 6.6% with interest payable monthly and remaining annual principal payments of $714,286 due in August 2002 through 2004. The final principal payment of $1,428,570 is due in August 2005. The term loan is also collateralized by a security interest in the Company's inventory, accounts receivable, furniture and equipment and contract rights.

Note 6.

Income Taxes

    The foreign and domestic components of income before income taxes were as follows:

Year Ended April 30,	2001	2000	1999
Domestic	$6,923,399	$17,662,157	$12,726,877
Foreign	(950,922)	(1,054,239)	(211,215)

	$5,972,477	$16,607,918	$12,515,662

    The provision for income taxes consisted of the following:

Year Ended April 30,	2001	2000	1999
Current tax provision:
Federal	$3,362,568	$6,411,966	$5,201,306
State	192,147	256,479	148,609

	3,554,715	6,668,445	5,349,915
Deferred federal tax benefit	(1,283,715)	(689,595)	(842,115)

	$2,271,000	$5,978,850	$4,507,800

    The provision for income taxes differs from the amount of tax determined by applying the federal statutory rate for the following reasons:

Year Ended April 30,	2001	2000	1999
Tax provision at federal statutory tax rate	$2,090,367	$5,812,771	$4,380,482
Non-deductible expenses	38,674	22,353	53,726
State income taxes, net of federal benefit	77,642	166,711	96,596
Other	64,317	(22,985)	(23,004)

	$2,271,000	$5,978,850	$4,507,800

    The Company recorded compensation expense in 2001, 2000 and 1999 for income tax purposes of approximately $37,000, $83,000 and $1.4 million respectively, resulting from the exercise of non-qualified stock options and disqualifying dispositions of common stock received through the exercise of incentive stock options. The resulting tax benefit of $13,822, $29,990 and $486,349 respectively, is included in shareholders' equity.

    Significant components of the Company's deferred tax assets and liabilities are as follows:

April 30,	2001	2000
Deferred income tax assets:
Reserve for doubtful accounts	$1,228,554	$764,071
Reserve for inventory obsolescence	680,910	398,964
Unicap	1,387,030	1,037,348
Depreciation and amortization	626,884	308,560
Other	190,668	50,144

Total deferred income tax assets	4,114,046	2,559,087
Deferred income tax liabilities:
Prepaid expenses	(158,317)	(72,362)
Capitalized system costs	(357,759)	(172,470)

Total deferred income tax liabilities	(516,076)	(244,832)

Net deferred taxes	$3,597,970	$2,314,255

Note 7.

Commitments

    The Company leases its office facilities, retail stores, a distribution center and certain office equipment under operating leases. Most of these leases contain renewal options, and certain leases contain provisions for payment of additional rent based on a percentage of sales. Some leases also include early termination options which can be exercised under specific conditions. Total rent expense amounted to $4,564,015 in 2001, $2,608,421 in 2000 and $1,325,647 in 1999.

    On January 24, 2001, the Company entered into a sale and leaseback agreement for approximately $6.7 million of capital assets. The resulting commitment is accounted for as a capital lease, with terms between three and five years. The Company deferred a gain of approximately $0.4 million, which is being amortized in proportion to the amortization of the leased assets.

    Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 2001:

Year Ending April 30,	Capital Leases	Operating Leases
2002	$3,436,810	$4,538,005
2003	3,638,476	3,987,953
2004	2,958,918	3,668,844
2005	739,942	3,629,482
2006	193,559	3,577,542
Thereafter	—	5,564,667

Total minimum lease payments	10,967,705	$24,966,493

Less amount representing interest	1,456,270

Present value of net minimum lease payments	9,511,435
Less: current portion	2,736,537

	$6,774,898

Note 8.

Shareholders' Equity

Preferred Stock

    The Company has authorized 6,000,000 shares of preferred stock, no par value. There was no preferred stock outstanding at April 30, 2001 and 2000.

Common Stock

    On July 23, 1999, the Company sold 1,700,000 shares of its common stock in a follow-on offering at $16 per share. Pursuant to the exercise of the underwriter's over-allotment option, the Company sold an additional 255,000 shares of common stock at $16 per share on August 3, 1999. Proceeds to the Company, net of underwriting discounts and commissions and offering expenses totaling $2,462,760, amounted to $28,817,240.

Employee Stock Purchase Plan

    In December 1995, the Company adopted an Employee Stock Purchase Plan which allows eligible employees to buy Company stock at a 15% discount from market price utilizing payroll deductions. As of April 30, 2001, 89,989 shares had been issued under the plan and 285,011 shares have been reserved for future issuance.

    The weighted average fair value of shares granted under the Employee Stock Purchase Plan in 2001, 2000 and 1999 was $2.28, $4.39 and $3.21, respectively. The fair value of shares granted under the Employee Stock Purchase Plan used to calculate pro forma net income and net income per share disclosures was determined using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000, and 1999 respectively: risk-free interest rate of 5.7%, 6.0% and 5.0%; volatility of 77%, 69% and 70%; expected life of 6 months and no future dividends.

Stock Option Plans

    The Company has eight stock option plans that provide for the granting of options to employees, officers and directors of the Company to purchase up to 2,726,386 shares of common stock. Options granted under the 1991 plan provide for 50% vesting on the first anniversary from the date of grant and 25% vesting on each of the second and third anniversaries. Options granted under the 1995 director plan and 1999 director plan are exercisable six months after the date of grant. Options granted under the 1995 employee plan, the 1997 plan and the 2000 plans generally provide for vesting over a four-year period with vesting at 25% each year. Options under the plans expire after 10 years and have been granted at fair value on the date of grant.

    The weighted average fair value of stock options granted in 2001, 2000, and 1999 was $5.50, $8.99, and $9.05 respectively. The fair value of stock options used to calculate pro forma net income and net income per share disclosures was determined using the Black-Scholes option-pricing model with the following weighted average assumptions for 2001, 2000, and 1999, respectively: risk-free interest rate of 5.3%, 6.0%, and 5.3%; volatility of 77%, 69%, and 70%; expected life of 5 years, and no future dividends.

    Had compensation cost for the stock option and Employee Stock Purchase plans been recognized based on the fair value at the date of grant for options and stock, awarded under the plans, pro forma amounts of the Company's net income and net income per share would have been as follows:

Year Ended April 30,	2001	2000	1999
Net income	$3,701,477	$10,629,068	$8,007,862
Pro forma compensation expense under SFAS No.123	(1,105,340)	(1,471,269)	(865,636)

Pro forma net income under SFAS No.123	$2,596,137	$9,157,799	$7,142,226

Pro forma diluted earnings per share	$0.25	$0.91	$0.83

    Under SFAS No.123, compensation expense representing the fair value of the option grant is recognized over the vesting period. The initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in earnings.

    A summary of the Company stock option activity and related information is as follows:

April 30,	2001		2000		1999
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance, beginning of year	850,000	$12.00	692,407	$10.91	774,342	$6.94
Granted	454,500	8.32	228,000	14.33	218,622	14.59
Exercised	(15,250)	7.92	(33,657)	6.41	(296,245)	2.14
Canceled	(86,500)	13.39	(36,750)	13.01	(4,312)	13.64

Balance, end of year	1,202,750	$10.52	850,000	$12.00	692,407	$10.91

Exercisable at end of year	530,362	$10.85	376,718	$9.87	254,522	$7.49

    The following information is provided for options outstanding and exercisable at April 30, 2001:

	Outstanding
				Exercisable
		Weighted Average
					Weighted Average Exercise Price
Range of Exercise Price	Options	Remaining Contractual Life	Exercise Price	Options
$1.44 - $3.16	56,015	1.66	$1.47	56,015	$1.47
4.75 - 7.17	193,899	3.06	4.22	103,899	7.01
7.81 - 12.50	445,474	8.22	9.29	103,484	10.64
13.44 - 13.79	398,240	7.32	13.73	196,577	11.21
14.09 - 17.25	109,122	7.82	16.18	70,387	16.07

	1,202,750			530,362

    At April 30, 2001, 907,756 shares were available for future grant and 2,240,699 shares were reserved for future issuance.

Restricted Stock Plan

    In August 1998, the Company adopted a Stock Bonus Plan which permits eligible employees receiving cash bonuses to elect to receive shares of Restricted Stock of the Company in lieu of all or a portion of their cash bonus. Up to 37,500 shares of Restricted Stock can be issued under the Stock Bonus Plan and no more than 11,250 shares of Restricted Stock can be issued to any one participant in any one year. Eligible employees are awarded the Restricted Stock at a 15% discount from market price. As of April 30, 2001, 35,346 shares had been issued under the Stock Bonus Plan and 2,154 shares were reserved for future issuance. The Company has recorded deferred compensation of $1,114,342 in 2001, $252,016 in 2000, and $171,744 in 1999. These amounts are being amortized over the vesting period, 25% every six months. Compensation expense relating to restricted stock awards was $356,062 in 2001, $148,872 in 2000, and $64,404 in 1999.

Non-employee Stock Option

    In January 2001, the Company entered into a three year endorsement agreement with a professional golfer. Under the terms of the agreement, the Company granted 60,000 stock options that vest based on certain performance requirements. These options are accounted for at fair market value in accordance with EITF No.96-18. As of April 30, 2001, the Company recorded marketing expense of $32,050 relating to stock options which vested as a result of achieving some of the performance requirements.

Shareholder Rights Plan

    In November 1998, the Board of Directors adopted a Shareholder Rights Plan ("Rights Plan") designed to protect shareholders from certain takeover tactics. Under the Rights Plan, the Board of Directors declared and distributed to our shareholders a dividend of one right, each referred to as a Right, for each outstanding share of common stock. The Rights are not exercisable or transferable separately from shares of common stock until the earlier of: (1) 10 days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of a designated percentage of the outstanding shares of the common stock and (2) 10 business days following the commencement or announcement of an intention to make a tender or exchange offer that would result in an acquiring person or group beneficially owning a designated percentage of outstanding shares of common stock, unless the Board of Directors sets a later date, referred to as the Distribution Date. The Board of Directors has the option to redeem the Rights at a nominal cost or prevent the Rights from being triggered by designating offers for all outstanding common stock as a permitted offer. The Company may redeem the Rights during the initial 180 days after a triggering event generally only by a majority of directors who are directors before any person or group obtains or acquires the right to acquire a designated percentage of outstanding shares of common stock. Prior to the Distribution Date, the Company is able to amend or supplement the Rights Plan without the consent of any of the holders of the Rights. Following the Distribution Date, the Rights Plan could be amended to cure any ambiguity, to correct or supplement any inconsistent provision or any other provision so long as such amendment or supplement would not adversely affect the holders of the Rights, other than an acquiring person or group. The Rights expire on November 20, 2008 unless earlier redeemed by the Company.

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

Note 10.

Earnings Per Share

    The following table sets forth the computation of basic and diluted earnings per share:

Year Ended April 30,	2001	2000	1999
Numerator:
Numerator for basic and diluted earnings per share—net income	$3,701,477	$10,629,068	$8,007,862

Denominator:
Denominator for basic earnings per share weighted average common shares	10,447,912	9,838,565	8,212,468
Effect of dilutive securities weighted average stock options	77,673	182,368	349,764

Denominator for diluted earnings per share	10,525,585	10,020,933	8,562,232

Basic earnings per share	$0.35	$1.08	$0.98
Diluted earnings per share	$0.35	$1.06	$0.94

Note 11.

Litigation

    As previously described, the Company is a party to a lawsuit related to labor issues in Saipan, Does vs. The Gap, Inc. That lawsuit has been settled, subject to court approval. The hearing for preliminary approval of the settlement is currently scheduled for February 28, 2002.

    The Company is also a party to routine litigation incidental to its business. Management believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position and results of operations.

Note 12.

Quarterly Financial Data (unaudited)

    Financial results by quarter for the fiscal years ended April 30, 2001 and 2000 are as follows:

Fiscal Quarter Ended	July 31	October 31	January 31	April 30
In thousands, except per share amounts
2001
Net sales	$39,029	$46,074	$32,369	$53,596
Gross profit	17,517	20,546	14,811	18,804
Net income (loss)	1,322	3,051	(963)	292
Basic earnings (loss) per share	$0.13	$0.29	$(0.09)	$0.03
Diluted earnings (loss) per share	$0.13	$0.29	$(0.09)	$0.03
2000
Net sales	$29,189	$36,891	$31,786	$54,587
Gross profit	12,772	16,150	14,246	24,342
Net income	1,040	2,429	1,367	5,793
Basic earnings per share	$0.12	$0.24	$0.13	$0.56
Diluted earnings per share	$0.12	$0.23	$0.13	$0.55

COMMON STOCK

    The Company's common stock is listed on the Nasdaq National Market under the symbol "CBUK". The following table sets forth, for the periods indicated, the high and low sales prices of the common stock as reported on the Nasdaq National Market.

Fiscal 2001	High	Low
Quarter:
First	$12.13	$6.31
Second	$15.94	$8.44
Third	$11.75	$6.50
Fourth	$11.69	$4.77
Fiscal 2000	High	Low
Quarter:
First	$22.17	$15.25
Second	$17.75	$11.31
Third	$17.75	$10.88
Fourth	$14.44	$8.00

CORPORATE INFORMATION

Directors

Michael S. Brownfield
Chairman
Accurate Molded Plastics

Frances M. Conley
Principal, Roanoke Capital, Ltd.

Harvey N. Jones
Chairman of the Board
Chief Executive Officer

Martin J. Marks
President,
Chief Operating Officer

Larry C. Mounger
Chairman and
Chief Executive Officer,
Sunrise Clothing, Inc.

James C. Towne
Chairman,
Greenfield Development
Corporation

 Officers

Harvey N. Jones
Chairman of the Board,
Chief Executive Officer

Martin J. Marks
President,
Chief Operating Officer

Jim C. McGehee
Senior Vice President of Sales

Stephen S. Lowber
Vice President,
Chief Financial Officer

Patricia A. Nugent
Vice President of
Merchandise and Design

Jon P. Runkel
Vice President of Production

Philip B. Jones
Vice President of International,
Managing Director,
Cutter & Buck B.V.

John W. Leech
Vice President,
Chief Information Officer

 Shareholder Information

Corporate Headquarters
Cutter & Buck Inc.
2701 First Avenue, Suite 500
Seattle, Washington 98121
Tel: (800) 929-9299
        (206) 622-4191
Fax: (206) 448-0589
www.cutterbuck.com

 Form 10-K

A free copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended April 30, 2001 will be mailed upon request directed to Cutter & Buck Inc. c/o Investor Relations,
2701 First Avenue, Suite 500,
Seattle, Washington 98121,
or by email request to
info@cutterbuck.com

 Corporate Counsel

Lane Powell Spears
Lubersky LLP
Seattle, Washington

Independent Auditors

Ernst & Young LLP
Seattle, Washington

 Transfer Agent

Mellon Shareholder Services, L.L.C.
Shareholder Relations
85 Challenger Road
Ridgefield Park,
New Jersey 07660

 Market Makers

Ferris Baker Watts Inc.
Baltimore, Maryland

First Security, Van Kasper
Portland, Oregon

Josephthal & Co., Inc.
New York, New York

J.P. Morgan Chase
New York, New York

Needham & Company, Inc.
New York, New York

Ragen McKenzie Inc.
Seattle, Washington

Wedbush Morgan Securities
Los Angeles, California

 Annual Meeting

Friday, September 28, 2001
10:00 a.m. at the Woodmark Hotel
1200 Carillon Point,
Kirkland, Washington 98033

QuickLinks

2001 Annual Report
CUTTER & BUCK
2001 FINANCIAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
SELECTED FINANCIAL DATA
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
COMMON STOCK